



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ___________

Commission File Number 1-13612

CONGOLEUM CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	02-0398678 (IRS Employer Identification No.)

3500 Quakerbridge Road
P.O. Box 3127
Mercerville, NJ 08619-0127
(Address of Principal Executive Offices and Zip Code)

(609) 584-3000
(Registrant's Telephone Number, Including Area Code)

Securities Registered Pursuant to Section 12(b) of the Act: None

Securities Registered Pursuant to Section 12(g) of the Act: Class A Common Stock, par value $0.01 per share

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES [ ] NO [X]

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES [ ] NO [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES [X] NO [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES [ ] NO [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer [ ] Smaller reporting company [X]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES [ ] NO [X]

As of June 30, 2009, the aggregate market value of all shares of Class A Common Stock held by non-affiliates of the Registrant was approximately $73.3 thousand based on the last sales price of $0.02 per share as reported by Pink OTC Markets. There has been and may continue to be, at least for the immediate future, a limited public market for the Company's common stock. The Company's Class A common stock was delisted by the American Stock Exchange ("Amex") on February 19, 2008 because it did not meet Amex listing standards for share value, share price and aggregate market capitalization. From February 19, 2008, the Company's common stock has not been listed on any securities exchange or on an automated dealer quotation system. Accordingly, there is a limited trading market for its shares. Under the terms of the Company's Fourth Amended Joint Plan, if confirmed and effective, shares of the Company's Class A and Class B common stock will be cancelled and holders of those shares will receive nothing on account of their interest.

For purposes of determining this amount, affiliates are defined as directors and executive officers of the Registrant, American Biltrite Inc. and Hillside Capital Incorporated. All of the shares of Class B Common Stock of the Registrant are held by affiliates of the Registrant.

As of March 12, 2010, an aggregate of 3,663,390 shares of Class A Common Stock and an aggregate of 4,608,945 shares of Class B Common Stock of the Registrant were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Congoleum Corporation's Proxy Statement for the 2010 Annual Meeting of Stockholders to be held on May 3, 2010, which will be filed with the Securities and Exchange Commission within 120 days after December 31, 2009, are incorporated by reference into Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS

		Page
PART I		
ITEM 1.	BUSINESS	6
ITEM 1A.	RISK FACTORS	11
ITEM 1B.	UNRESOLVED STAFF COMMENTS	17
ITEM 2.	PROPERTIES	17
ITEM 3.	LEGAL PROCEEDINGS	18
ITEM 4.	(RESERVED)	32
PART II		
ITEM 5.	MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES	32
ITEM 6.	SELECTED FINANCIAL DATA	33
ITEM 7.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	33
ITEM 7A.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	45
ITEM 8.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA	46
ITEM 9.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	94
ITEM 9A(T).	CONTROLS AND PROCEDURES	94
ITEM 9B.	OTHER INFORMATION	95
PART III		
ITEM 10.	DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE	95
ITEM 11.	EXECUTIVE COMPENSATION	96
ITEM 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS	96
ITEM 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE	97
ITEM 14.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	97
PART IV		
ITEM 15.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES	98

Factors That May Affect Future Results

Some of the information presented in or incorporated by reference in this report constitutes "forward-looking statements," within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks, uncertainties and assumptions. These statements can be identified by the use of the words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project” and other words of similar meaning. In particular, these include statements relating to intentions, beliefs or current expectations concerning, among other things, future performance, results of operations, the outcome of contingencies such as bankruptcy and other legal proceedings, and financial conditions. These statements do not relate strictly to historical or current facts. These forward-looking statements are based on the expectations of Congoleum Corporation (the “Company” or “Congoleum”), as of the date of this report, of future events, and the Company undertakes no obligation to update any of these forward-looking statements. Although the Company believes that these expectations are based on reasonable assumptions, within the bounds of its knowledge of its business and operations, there can be no assurance that actual results will not differ materially from its expectations. Readers are cautioned not to place undue reliance on any forward-looking statements. Any or all of these statements may turn out to be incorrect. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Any forward-looking statement made in this report speaks only as of the date of such statement. It is not possible to predict or identify all factors that could potentially cause actual results to differ materially from expected and historical results. Factors that could cause or contribute to the Company's actual results differing from its expectations include those factors discussed elsewhere in this report, including in the section of this report entitled "Risk Factors" and in the Company's other filings with the Securities and Exchange Commission.

PART I

Item 1. BUSINESS

General

Congoleum was incorporated in Delaware in 1986, but traces its history in the flooring business back to Nairn Linoleum Co., which began in 1886.

Congoleum produces both sheet and tile floor covering products with a wide variety of product features, designs and colors. Sheet flooring, in its predominant construction, is produced by applying a vinyl gel to a flexible felt, printing a design on the gel, applying a wear layer, heating the gel layer sufficiently to cause it to expand into cushioned foam and, in some products, adding a urethane coating. The Company also produces through-chip-inlaid sheet products for both residential and commercial markets. These products are produced by applying an adhesive coat and solid vinyl colored chips to a felt backing and laminating the sheet under pressure with a heated drum. Tile flooring is manufactured by creating a base stock (consisting primarily of limestone and vinyl resin) which is less flexible than the backings for sheet flooring, and transferring or laminating to it preprinted colors and designs followed by a wear layer and, in some cases, a urethane coating. Commercial tile is manufactured by including colored vinyl chips in the pigmented base stock. For do-it-yourself tile, an adhesive is applied to the back of the tile. The differences between products within each of the two product lines consist primarily of content and thickness of wear layers and coatings, the use of chemical embossing to impart a texture, the complexity of designs and the number of colors. Congoleum also purchases sundries and accessory products for resale.

Congoleum's products serve both the residential and commercial hard-surface flooring markets, and are used in remodeling, manufactured housing, new construction and commercial applications. These products, together with a limited quantity of related products purchased for resale, are sold primarily to wholesale distributors and major retailers in the United States and Canada. Based upon the nature of the Company's operations, facilities and management structure, the Company considers its business to constitute a single segment for financial reporting purposes.

On December 31, 2003, Congoleum filed a voluntary petition with the United States Bankruptcy Court for the District of New Jersey (the "Bankruptcy Court") seeking relief under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") as a means to resolve claims asserted against Congoleum related to the use of asbestos in its products decades ago. The U.S. District Court for the District of New Jersey (the "District Court") assumed jurisdiction over the entire Chapter 11 proceedings from the Bankruptcy Court in August 2009. See Item 3 of this Annual Report on Form 10-K and Notes 1 and 17 of the Notes to Consolidated Financial Statements, which are contained in Item 8 of this Annual Report on Form 10-K, for a discussion of the Company's bankruptcy proceedings. See also Item 1A for a discussion of risk factors relating to the Company.

The Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and any amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are available free of charge through its Internet website (www.congoleum.info), as soon as reasonably practicable after being electronically filed with, or furnished to, the Securities and Exchange Commission.

As a result of filing its bankruptcy case, the Company is required to file periodically with the Bankruptcy Court certain financial information on an unconsolidated basis for itself and two subsidiaries. This information includes Statements of Financial Affairs, schedules and certain monthly operating reports (in forms prescribed by the Federal Rules of Bankruptcy Procedure). The debtors' informational filings with the Bankruptcy Court, including the Statements of Financial Affairs, schedules and monthly operating reports (collectively, the "Bankruptcy Reports"), are available to the public at the office of the Clerk of the Bankruptcy Court, Clarkson S. Fisher U.S. Courthouse, 402 East State Street, Trenton, NJ 08608. Certain of the Bankruptcy Reports may be viewed at www.njb.uscourts.gov (Case No. 03-51524).

The Company is furnishing the information set forth above for convenience of reference only. The Company cautions that the information contained in the Bankruptcy Reports is or will be unaudited and subject to change and not prepared in accordance with generally accepted accounting principles or for the purpose of providing the basis for an investment decision relating to any of the securities of the Company. In view of the inherent complexity of the matters that may be involved in the bankruptcy case, the Company does not undertake any obligation to make any further public announcement with respect to any Bankruptcy Reports that may be filed with the Bankruptcy Court or the matters referred to therein.

Raw Materials

The Company's business is dependent upon a continuous supply of raw materials from third party suppliers. The principal raw materials used by the Company in its manufacture of sheet and tile flooring are vinyl resins, plasticizers, latex, limestone, stabilizers, cellulose paper fibers, urethane and transfer print film. The Company purchases most of these raw materials from multiple sources. Although the Company has generally not had difficulty in obtaining its requirements for these materials, it has periodically experienced significant price increases for some of these materials. Although the Company has been able to obtain sufficient supplies of specialty resin and other raw materials, there can be no assurances that it may not experience difficulty in the future, particularly if global supply conditions deteriorate, which could have a material adverse effect on profit margins.

The Company believes that suitable alternative suppliers are generally available for substantially all of its raw material requirements, although quantities of certain materials available from alternative suppliers may be in limited supply and production trials may be required to qualify new materials for use. The Company does not have readily available alternative sources of supply for specific designs of transfer print film, which are produced utilizing print cylinders engraved to the Company's specifications. Although no loss of this source of supply is anticipated, replacement could take a considerable period of time and interrupt production of some of the Company's products. In an attempt to protect against this risk of loss of supply, the Company maintains a raw material inventory and continually seeks to develop new sources which will provide continuity of supply for its raw material requirements.

In addition, the Company could incur significant increases in the costs of its raw materials due to market conditions, energy costs, and other factors. Although the Company generally attempts to pass on increases in the costs of its raw materials to its customers, the Company's ability to do so is, to a large extent, dependent upon the rate and magnitude of any increase, competitive pressures and market conditions for its products. There have been in the past, and may be in the future, periods of time during which increases in these costs cannot be recovered.

Patents and Trademarks

The Company believes that the Congoleum brand names, as well as the other trademarks it holds, are important to maintaining its competitive position.

The Company also believes that patents and know-how play an important role in furthering and maintaining competitive position.

Distribution

The Company currently sells its products through approximately 13 distributors providing approximately 42 distribution points in the United States and Canada, as well as directly to a limited number of mass market retailers. Net sales to customers in the United States for the years ended December 31, 2009 and 2008 totaled $126.3 million and $161.0 million, respectively, with net sales to customers outside the United States for the years ended December 31, 2009 and 2008 totaling $8.6 million and $11.6 million, respectively.

The Company's sales pattern is seasonal, with peaks in retail sales typically occurring during March/April/May and September/October. See Note 21 of the Notes to Consolidated Financial Statements contained in Item 8 if this Annual report on Form 10-K for a comparison of quarterly operating results for the years ended December 31, 2009 and 2008. Orders are generally shipped as soon as a truckload quantity has been accumulated, and backorders can be canceled without penalty. At December 31, 2009, the backlog of unshipped orders was $6.2 million, compared to $5.8 million at December 31, 2008.

The Company considers its distribution network very important to maintaining its competitive position. Although the Company has more than one distributor in some of its distribution territories and actively manages its credit exposure to its distributors, the loss of a major distributor would have a material adverse impact on the Company's sales, at least until a suitable replacement was in place. For the year ended December 31, 2009, two customers each accounted for over 10% of the Company's net sales. These customers were its manufactured housing market distributor, LaSalle-Bristol Corporation, and its retail market distributor, Mohawk Industries, Inc. Together, they accounted for approximately 60% of the Company's net sales in 2009.

Working Capital

The Company produces goods for inventory and sells on credit to customers. Generally, the Company's distributors carry inventory as needed to meet local or rapid delivery requirements. The Company's credit terms generally require payment on invoices within 31 days, with a discount available for earlier payment. These practices are typical within the industry.

Congoleum anticipates that its debtor-in-possession financing facility (including anticipated extensions thereof) together with cash from operations will provide it with sufficient liquidity to operate during 2010 while under Chapter 11 protection, although there can be no assurance in light of current business conditions. The existing financing facility expires June 30, 2010. There can also be no assurance that the Company will continue to be in compliance with the required covenants under this facility or that the debtor-in-possession facility (as extended) will be renewed prior to its expiration if a plan of reorganization is not confirmed before that time. Congoleum was in compliance with the minimum EBITDA covenant under its credit facility for the period ended December 31, 2009. For a plan of reorganization to be confirmed, the Company will need to obtain and demonstrate the sufficiency of exit financing. There can be no assurances the Company will be able to obtain such exit financing or under what terms it might be obtained.

Product Warranties

The Company offers a limited warranty on all of its products against manufacturing defects. In addition, as a part of its efforts to differentiate mid- and high-end products through color, design and other attributes, the Company offers enhanced warranties with respect to wear, moisture discoloration and other performance characteristics, which generally increase with the price of such products.

Competition

The market for the Company's products is highly competitive. Resilient sheet and tile compete for both residential and commercial customers primarily with carpeting, hardwood, melamine laminate and ceramic tile. In residential applications, both tile and sheet products are used primarily in kitchens, bathrooms, laundry rooms and foyers and, to a lesser extent, in playrooms and basements. Ceramic tile is used primarily in kitchens, bathrooms and foyers. Carpeting is used primarily in bedrooms, family rooms and living rooms. Hardwood flooring and melamine laminate are used primarily in family rooms, foyers and kitchens. Commercial grade resilient flooring faces substantial competition from carpeting, ceramic tile, rubber tile, hardwood flooring and stone in commercial applications. The Company believes, based upon its market research, that purchase decisions are influenced primarily by fashion elements such as design, color and style, durability, ease of maintenance, price and ease of installation. Both tile and sheet resilient flooring are easy to replace for repair and redecoration and, in the Company's view, have advantages over other floor covering products in terms of both price and ease of installation and maintenance.

The Company encounters competition from three other manufacturers in North America and, to a lesser extent, foreign manufacturers. In the resilient category, Armstrong World Industries, Inc. has the largest market share. Some of the Company's competitors have substantially greater financial and other resources and access to capital than the Company.

Research and Development

The Company's research and development efforts concentrate on new product development, improving product durability and expanding technical expertise in the manufacturing process. Research and development cost for the year ended December 31, 2009 were $2.5 million compared to $3.8 million for the year ended December 31, 2008.

Environmental Regulation

Due to the nature of the Company's business and certain of the substances which are or have been used, produced or discharged by the Company, the Company's operations are subject to extensive federal, state and local laws and regulations relating to the generation, storage, disposal, handling, emission, transportation and discharge into the environment of hazardous substances. Pursuant to administrative consent orders signed in 1986 and in connection with a prior restructuring, the Company is in the process of implementing cleanup measures at its Trenton sheet facility under New Jersey's Environmental Clean-up Responsibility Act, as amended by the New Jersey Industrial Site Recovery Act. The Company does not anticipate that the additional costs of these measures will be significant. The Company also agreed to be financially responsible for any cleanup measures required at its Trenton tile facility when that facility was acquired in 1993. In 2009, the Company did not expend any capital for environmental compliance and control facilities.

The Company has historically expended substantial amounts for compliance with existing environmental laws and regulations, including those matters described above. The Company will continue to be required to expend amounts in the future for costs related to prior activities at its facilities and third party sites and for ongoing costs to comply with existing environmental laws, and those amounts may be substantial. Because environmental requirements have grown increasingly strict, the outcome of these matters could result in significant expenses or judgments that could have a material adverse effect on the financial position of the Company. See Item 3 of this Annual Report on Form 10-K for certain additional information regarding environmental matters.

Employees

At December 31, 2009, the Company employed a total of 523 employees compared to 613 employees at December 31, 2008. All are full-time employees.

The Company has entered into collective bargaining agreements with hourly employees at its four plants and with the drivers of the trucks that provide interplant transportation. These agreements cover approximately 360 of the Company's employees. The Trenton tile plant has a five-year collective bargaining agreement with United Steelworkers of America – Local 547, which expires in May 2013. The Trenton warehouse has a five-year collective bargaining agreement with United Steelworkers of America – Local 107L, which expires in January 2011. The Marcus Hook plant has a five-year collective bargaining agreement with the United Steelworkers of America – Local 12698-01, which expires in November 2013. The Marcus Hook plant also has a five-year collective bargaining agreement with the Teamsters Union – Local 312, which expires in January 2014. The Finksburg plant has a five-year collective bargaining agreement with the United Steelworkers of America – Local 9477-27, which expires in January 2015. In the past five years, there have been no strikes by employees of the Company and the Company believes that its employee relations are satisfactory.

Item 1A. RISK FACTORS

The Company has significant asbestos liability and funding exposure.

The Company has significant liability and funding exposure for asbestos claims. The Company has entered into settlement agreements with various asbestos claimants totaling in excess of $491 million. For further information regarding the Company's asbestos liability, insurance coverage and strategy to resolve its asbestos liability, please see Item 3 of this Annual Report on Form 10-K and Notes 1 and 17 of Notes to the Consolidated Financial Statements, which are included in Item 8 of this Annual Report on Form 10-K.

There can be no assurance that the Fourth Amended Joint Plan (as hereinafter defined) or any other plan of reorganization, if proposed, will receive the acceptances necessary for confirmation, that the Fourth Amended Joint Plan will not be modified further, that the Fourth Amended Joint Plan or any other plan will receive necessary court approvals from the District Court, that such approvals will be received in a timely fashion, that any plan will be confirmed, that any plan, if confirmed, will become effective, that there will be sufficient funds to pay for continued proceedings with respect to any plan of reorganization or that the order approving the Multi-Insurer Settlement (as hereinafter defined) will become a final order, thereby causing the termination of the appeal of the District Court Order (as hereinafter defined) before the U.S. Court of Appeals for the Third Circuit (the "Third Circuit").

It also is unclear whether any other person might successfully propose and confirm a plan or what any such plan, if confirmed, would ultimately provide, and whether the District Court would approve such a plan. Any plan of reorganization pursued by the Company will be subject to numerous conditions, approvals and other requirements, including District Court approval, and there can be no assurance that such conditions, approvals and other requirements will be satisfied or obtained.

Confirmation of any plan of reorganization will depend on the Company obtaining exit financing to provide it with sufficient liquidity to fund obligations upon the plan becoming effective. If the Company's cash flow from operations is materially less than anticipated, and/or if the costs in connection with seeking confirmation of the Fourth Amended Joint Plan or any other plan of reorganization or in connection with the New Jersey State Court (the "State Court") insurance coverage litigation discussed elsewhere in this Annual Report on Form 10-K are materially more than anticipated, the Company may be unable to obtain exit financing which, when combined with net cash provided from operating activities, would provide it with sufficient funds. Such a circumstance would likely result in the Company not being able to confirm the Fourth Amended Joint Plan or have such plan become effective.

Some additional factors that could cause actual results to differ from the Company's goals for resolving its asbestos liability through any plan of reorganization include: (i) the future cost and timing of estimated asbestos liabilities and payments, (ii) the availability of insurance coverage and reimbursement from insurance companies that underwrote the applicable insurance policies for the Company for asbestos-related claims, (iii) the costs relating to the execution and implementation of any plan of reorganization pursued by the Company, (iv) timely agreement with other creditors, or classes of creditors, that exist or may emerge, (v) satisfaction of the conditions and obligations under the Company's outstanding debt instruments, (vi) the response from time to time of the lenders, customers, suppliers and other constituencies of the Company and American Biltrite, Inc., the Company's controlling shareholder ("ABI"), to the ongoing process arising from the Company's strategy to settle its asbestos liability, (vii) the Company's ability to maintain debtor-in-possession financing sufficient to provide it with funding that will be needed during the pendency of its Chapter 11 case and to obtain exit financing sufficient to provide it with funding that may be needed for its operations after emerging from the bankruptcy process, in each case, on reasonable terms, (viii) timely obtaining sufficient creditor and court

approval of any reorganization plan pursued by the Company (including the results of any relevant appeals), (ix) costs of, developments in and the outcome of insurance coverage litigation pending in the State Court involving Congoleum and certain insurers, (x) compliance with the Bankruptcy Code, including Section 524(g), and (xi) the possible adoption of another party's plan of reorganization which may prove to be unfeasible. In any event, if the Company is not successful in obtaining sufficient creditor and court approval of its amended plan of reorganization, such failure would have a material adverse effect upon its business, results of operations and financial condition.

Under the Fourth Amended Joint Plan, if confirmed and effective, holders of existing equity securities will receive nothing on account of their interests.

Under the terms of the Fourth Amended Joint Plan, existing Class A and Class B common shares of Congoleum will be cancelled when the plan takes effect and holders of those shares will not receive anything on account of their cancelled shares.

The Company's common stock is thinly traded, which will affect a stockholder's ability to sell the Company's stock or the price for which it can be sold; the Company's common stock will be cancelled if the Fourth Amended Joint Plan is confirmed and becomes effective.

There has been and may continue to be, at least for the immediate future, a limited public market for the Company's common stock. The Company's Class A common stock was delisted by the American Stock Exchange on February 19, 2008 because it did not meet Amex listing standards for share value, share price and aggregate market capitalization. Since February 19, 2008, the Company's common stock has not been listed on any securities exchange or on an automated dealer quotation system. Accordingly, there is a limited trading market for the Company's shares. Under the terms of the Fourth Amended Joint Plan, if confirmed and effective, the Company's common stock will be cancelled.

The Company may incur substantial liability for environmental, product and general liability claims other than asbestos-related claims, and its insurance coverage and its likely recoverable insurance proceeds may be substantially less than the liability incurred by the Company for these claims.

Environmental Liabilities: Due to the nature of the Company's business and certain of the substances which are or have been used, produced or discharged by the Company, the Company's operations are subject to extensive federal, state and local laws and regulations relating to the generation, storage, disposal, handling, emission, transportation and discharge into the environment of hazardous substances. The Company has historically expended substantial amounts for compliance with existing environmental laws and regulations, including environmental remediation costs at both third-party sites and Company-owned sites. The Company will continue to be required to expend amounts in the future for costs related to prior activities at its facilities and third party sites, and for ongoing costs to comply with existing

environmental laws, and such amounts may be substantial. There is no certainty that these amounts will not have a material adverse effect on its business, results of operations and financial condition because, as a result of environmental requirements becoming increasingly strict, the Company is unable to determine the ultimate cost of compliance with environmental laws and enforcement policies. Moreover, in addition to potentially having to pay substantial amounts for compliance, future environmental laws and regulations may require or cause the Company to modify or curtail its operations, which could have a material adverse effect on the Company's business, results of operations and financial condition.

Product and General Liabilities: In the ordinary course of its business, the Company becomes involved in lawsuits, administrative proceedings, product liability claims (in addition to asbestos-related claims) and other matters. In some of these proceedings, plaintiffs may seek to recover large and sometimes unspecified amounts and the matters may remain unresolved for several years. These matters could have a material adverse effect on the Company's business, results of operations and financial condition if the Company is unable to successfully defend against or settle these matters, its insurance coverage is insufficient to satisfy unfavorable judgments or settlements relating to these matters, or the Company is unable to collect insurance proceeds relating to these matters.

Limited Liability Insurance: As a result of various insurance settlement agreements entered into in connection with its reorganization, and subject to the satisfaction of certain conditions and payment of settlement amounts, the Company's insurers have bought back, and the Company has released its rights in, certain primary liability insurance policies and substantially all excess general liability policies (except those issued by Chartis (formerly AIG)) issued prior to January 1, 1986, as well as many such policies issued on or after that date. Subject to their terms, conditions, and underlying and upper limits, these policies might otherwise have provided coverage for liabilities that may be discharged by the Company. It is expected that all proceeds from these insurance policy settlement agreements will be paid to the Plan Trust. While a $3 million reserve fund from such proceeds will be established to cover non-asbestos claims, such reserve may not be adequate to cover any liabilities that may arise and the Company may face substantial uninsured environmental liability obligations.

The Company is dependent upon a continuous supply of raw materials from third party suppliers and would be harmed if there were a significant, prolonged disruption in supply or an increase in its raw material costs.

The Company's business is dependent upon a continuous supply of raw materials from third party suppliers. The principal raw materials used by the Company in its manufacture of sheet and tile flooring are vinyl resins, plasticizers, latex, limestone, stabilizers, cellulose paper fibers, urethane and transfer print film. The Company purchases most of these raw materials from multiple sources. Although the Company has generally not had difficulty in obtaining its requirements for these materials, it has periodically experienced significant price increases for some of these materials. Although the Company has been able to obtain sufficient supplies of specialty resin and other raw materials, there can be no assurances that it may not experience difficulty in the future, particularly if global supply conditions deteriorate, which could have a material adverse effect on profit margins.

The Company believes that suitable alternative suppliers are generally available for substantially all of its raw material requirements, although quantities of certain materials available from alternative suppliers may be in limited supply and production trials may be required to qualify new materials for use. The Company does not have readily available alternative sources of supply for specific designs of transfer print film, which are produced utilizing print cylinders engraved to the Company's specifications. Although no loss of this source of supply is anticipated, replacement could take a considerable period of time and interrupt production of some of the Company's products. In an attempt to protect against this risk of loss of supply, the Company maintains a raw material inventory and continually seeks to develop new sources which will provide continuity of supply for its raw material requirements.

In addition, the Company could incur significant increases in the costs of its raw materials due to market conditions, energy costs, and other factors. Although the Company generally attempts to pass on increases in the costs of its raw materials to its customers, the Company's ability to do so is, to a large extent, dependent upon the rate and magnitude of any increase, competitive pressures and market conditions for its products. There have been in the past, and may be in the future, periods of time during which increases in these costs cannot be recovered.

The Company operates in a highly competitive industry and some of its competitors have greater resources and broader distribution channels than the Company.

The market for the Company's products is highly competitive. The Company encounters competition from three other manufacturers in North America and, to a lesser extent, foreign manufacturers. Some of the Company's competitors have greater financial and other resources and access to capital than the Company. Furthermore, one of the Company's major competitors has successfully confirmed a plan of reorganization under Chapter 11 of the Bankruptcy Code. Having shed much of its pre-filing asbestos and other liabilities, that competitor may have a competitive cost advantage over the Company. In addition, in order to maintain its competitive position, the Company may need to make substantial investments in its business, including its product development, manufacturing facilities, distribution network and sales and marketing activities. Competitive pressures may also result in decreased demand for the Company's products and in the loss of the Company's market share for its products. Moreover, due to the competitive nature of the Company's industry, the Company may be commercially restricted from raising or even maintaining the sales prices of its products, which could result in the Company incurring significant operating losses if its expenses were to increase or otherwise represent an increased percentage of the Company's sales.

The Company's business is subject to general economic conditions and conditions specific to the remodeling and housing industries.

The Company is subject to the effects of general economic conditions. The current economic environment has had and continues to have serious negative consequences for the Company's business, results of operations and financial condition. Moreover, the Company's business is cyclical and is affected by the economic factors that affect the remodeling and housing industries in general and the manufactured housing industry specifically, including the availability of credit, consumer confidence, changes in interest rates, market demand and general economic conditions. The Company has experienced a very significant decline in sales as a result of weakness in the housing and manufactured housing/RV market and general economy. The Company may experience further sales declines resulting from any further deterioration in the housing market and a further decline in consumer confidence, and there can be no assurances as to the timing or extent of any recovery in these markets.

The Company could realize shipment delays, depletion of inventory and increased production costs resulting from unexpected disruptions of operations at any of the Company's facilities.

The Company's business depends upon its ability to timely manufacture and deliver products that meet the needs of its customers and the end users of the Company's products. If the Company were to realize an unexpected, significant and prolonged disruption of its operations at any of its facilities, including disruptions in its manufacturing operations, it could result in shipment delays of its products, depletion of its inventory as a result of reduced production and increased production costs as a result of taking actions in an attempt to cure the disruption or carry on its business while the disruption remains. Any resulting delay, depletion or increased production cost could result in increased costs, lower revenues and damaged customer and product end user relations, which could have a material adverse effect on the Company's business, results of operations and financial condition. The reductions in its inventory levels that the Company has made during 2009 in response to market conditions could make the adverse impact of any disruption more pronounced.

The Company offers limited warranties on its products which could result in the Company incurring significant costs as a result of warranty claims.

The Company offers a limited warranty on all of its products against manufacturing defects. In addition, as a part of its efforts to differentiate mid- and high-end products through color, design and other attributes, the Company offers enhanced warranties with respect to wear, moisture discoloration and other performance characteristics, which generally increase with the price of such products. If the Company were to incur a significant number of warranty claims, the resulting warranty costs could be substantial.

The Company is heavily dependent upon its distributors to sell the Company's products and the loss of a major distributor could have a material adverse effect on the Company's business, results of operations and financial condition.

The Company currently sells its products through approximately 13 distributors providing approximately 42 distribution points in the United States and Canada, as well as directly to a limited number of mass market retailers. The Company considers its distribution network very important to maintaining its competitive position. Although the Company has more than one distributor in some of its distribution territories and actively manages its credit exposure to its distributors, the loss of a major distributor would have a material adverse impact on the Company's business, results of operations and financial condition. The Company derives a significant percentage of its sales from two of its distributors, LaSalle-Bristol Corporation and Mohawk Industries, Inc. LaSalle-Bristol Corporation serves as the Company's manufactured housing market distributor, and Mohawk Industries, Inc. serves as its retail market distributor. These two distributors accounted for approximately 60% and 63% of the Company's net sales for the years ended December 31, 2009 and 2008, respectively.

Stockholder votes are controlled by ABI; Congoleum's interests may not be the same as ABI's interests.

ABI owns a majority (approximately 55% as of December 31, 2009) of the outstanding shares of the Company's common stock, representing a 65.5% voting interest. As a result, ABI can elect all of the Company's directors and can control the vote on all matters that require shareholder or Board of Director approval. In addition, certain officers of Congoleum are officers of ABI and members of the family group that owns a controlling interest in ABI.

Item 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 2. PROPERTIES

The Company owns four manufacturing facilities located in Maryland, Pennsylvania and New Jersey and leases corporate and marketing offices in Mercerville, New Jersey, which are described below:

Location	Owned/Leased	Usage	Square Feet
Finksburg, MD	Owned	Felt	107,000
Marcus Hook, PA	Owned	Sheet Flooring	1,000,000
Trenton, NJ	Owned	Sheet Flooring	1,050,000
Trenton, NJ	Owned	Tile Flooring	282,000
Mercerville, NJ	Leased	Corporate Offices	47,000

The Finksburg facility consists primarily of a 16-foot wide flooring felt production line.

The Marcus Hook facility is capable of manufacturing rotogravure printed sheet flooring in widths of up to 16 feet. Major production lines at this facility include a 12-foot wide oven, two 16-foot wide ovens, a 12-foot wide printing press and a 16-foot wide printing press.

The Trenton sheet facility is utilized for examination, packing and warehousing of all sheet products (except products for the manufactured housing market) as well as warehousing of tile products.

The Trenton tile facility consists of three major production lines, which are a four-foot wide commercial tile line, a two-foot wide residential tile line and a one-foot wide residential tile line.

Productive capacity and extent of utilization of the Company's facilities are dependent on a number of factors, including the size, construction, and quantity of product being manufactured, some of which also dictate which production line(s) must be utilized to make a given product. The Company's major production lines were operated an average of 39% of the hours available on a five-day, three-shift basis in 2009 with the corresponding figure for individual production lines ranging from 21% to 55%.

Although many of the Company's manufacturing facilities have been substantially depreciated for financial reporting purposes, the Company has generally maintained and improved the productive capacity of these facilities over time through a program of regular capital expenditures. The Company considers its manufacturing facilities to be adequate for its present and anticipated near-term production needs.

Item 3. LEGAL PROCEEDINGS

Bankruptcy Proceedings and Asbestos-Related Liabilities:

On December 31, 2003, Congoleum filed a voluntary petition with the Bankruptcy Court (Case No. 03-51524) seeking relief under Chapter 11 of the Bankruptcy Code as a means to resolve claims asserted against it related to the use of asbestos in its products decades ago. During 2003, Congoleum had obtained the requisite votes of asbestos personal injury claimants necessary to seek approval of a proposed, pre-packaged Chapter 11 plan of reorganization. In January 2004, the Company filed its proposed plan of reorganization and disclosure statement with the Bankruptcy Court. In November 2004, Congoleum filed a modified plan of reorganization and related documents with the Bankruptcy Court (the "Fourth Plan") reflecting the result of further negotiations with representatives of the Asbestos Claimants' Committee ("ACC"), the Future Claimants' Representative (the "FCR") and other asbestos claimant representatives. The Bankruptcy Court approved the disclosure statement and plan voting procedures in December 2004 and Congoleum obtained the requisite votes of asbestos personal injury claimants necessary

to seek approval of the Fourth Plan. In April 2005, Congoleum announced that it had reached an agreement in principle with representatives of the ACC and the FCR to make certain modifications to its proposed plan of reorganization and related documents governing the settlement and payment of asbestos-related claims against Congoleum. Under the agreed-upon modifications, asbestos claimants with claims settled under Congoleum's pre-petition settlement agreements would agree to forbear from exercising the security interest they were granted and share on a *pari passu* basis with all other present and future asbestos claimants in insurance proceeds and other assets of the Plan Trust. In July 2005, Congoleum filed an amended plan of reorganization (the "Sixth Plan") and related documents with the Bankruptcy Court which reflected the result of these negotiations, as well as other technical modifications. The Bankruptcy Court approved the disclosure statement and voting procedures and Congoleum commenced solicitation of acceptances of the Sixth Plan in August 2005.

In September 2005, Congoleum learned that certain asbestos claimants were unwilling to agree to forbear from exercising their security interest as contemplated by the Sixth Plan and the Sixth Plan was subsequently withdrawn. In November 2005, the Bankruptcy Court denied a request to extend Congoleum's exclusive right to file a plan of reorganization and solicit acceptances thereof. In March 2006, Congoleum filed a new amended plan of reorganization (the "Eighth Plan"). In addition, an insurance company, Continental Casualty Company, and its affiliate, Continental Insurance Company (collectively, "CNA"), filed a plan of reorganization and the Official Committee of Bondholders (the "Bondholders' Committee") (representing holders of the Company's 8-5/8% Senior Notes due August 1, 2008 (the "Senior Notes")) also filed a plan of reorganization. In May 2006, the Bankruptcy Court ordered all parties in interest in Congoleum's reorganization proceedings to participate in global mediation discussions. Numerous mediation sessions took place from June through September 2006. During the initial mediation negotiations, Congoleum reached an agreement in principle, subject to mutually agreeable definitive documentation, with the ACC, the FCR and the Company's controlling shareholder, ABI, on certain terms of an amended plan of reorganization (the "Ninth Plan"), which Congoleum filed and proposed jointly with the ACC in August 2006. CNA and the Bondholders' Committee jointly filed a new, competing plan in August 2006 and each withdrew its prior plan of reorganization. Following further mediated negotiations, Congoleum, the ACC, the FCR, ABI and the Bondholders' Committee reached agreement on the terms of a new amended plan of reorganization (the "Tenth Plan"), which Congoleum filed jointly with the ACC in September 2006. Following the Bondholders' Committee's withdrawal of support for CNA's plan, CNA filed an amended plan of reorganization (the "CNA Plan"). In October 2006, Congoleum and the ACC jointly filed a revised version of the Tenth Plan (the "Eleventh Plan"), which reflected minor technical changes agreed to by the various parties supporting Congoleum's plan.

In October 2006, the Bankruptcy Court held a hearing to consider the adequacy of the disclosure statements with respect to the Tenth Plan and the CNA Plan and to hear arguments on respective summary judgment motions as to whether the Tenth Plan and the CNA Plan were confirmable as a matter of law. The Bankruptcy Court provisionally approved the disclosure statements for both the Tenth Plan and the CNA Plan subject to the Bankruptcy Court's ruling on the respective summary judgment motions. In February 2007, the Bankruptcy Court issued two separate opinions ruling that the Tenth Plan and the CNA Plan were not confirmable as a matter of law. In March 2007, Congoleum resumed global plan mediation discussions with the various parties seeking to resolve the issues raised in the Bankruptcy Court's ruling with respect to the Tenth Plan. In July 2007, the FCR filed a plan of reorganization and proposed disclosure statement. After extensive further mediation sessions, in February 2008 the FCR, the ACC, the Bondholders' Committee and Congoleum jointly filed a plan of reorganization (the "Joint Plan"). The Bankruptcy Court approved the disclosure statement for the Joint Plan in February 2008, and the Joint Plan was solicited in accordance with court-approved voting procedures. Various objections to the Joint Plan were filed, and in May 2008 the Bankruptcy Court heard oral argument on summary judgment motions relating to certain of those objections. In June 2008, the Bankruptcy Court issued a ruling that the Joint Plan was not legally confirmable, and issued an Order to Show Cause why the case should not be converted or dismissed pursuant to 11 U.S.C. § 1112. Following a further hearing in June 2008, the Bankruptcy Court issued an opinion that vacated the Order to Show Cause and instructed the parties to propose a confirmable plan by the end of calendar year 2008. Following further negotiations, the Bondholders' Committee, the ACC, the FCR, representatives of holders of pre-petition settlements and Congoleum reached an agreement in principle. A term sheet describing the proposed material terms of a new plan of reorganization (the "Amended Joint Plan") and a settlement of avoidance litigation with respect to pre-petition settlement agreements regarding asbestos claims (the "Litigation Settlement") was signed by the parties to the agreement and filed with the Bankruptcy Court in August 2008. Certain insurers and a large bondholder filed objections to the Litigation Settlement and/or reserved their rights to object to confirmation of the Amended Joint Plan. The Bankruptcy Court approved the Litigation Settlement following a hearing in October 2008, but the court reserved until a later date a determination of whether the settlement met the standards required for confirmation of a plan of reorganization. The Amended Joint Plan was filed with the Bankruptcy Court in November 2008. In January 2009, certain insurers filed a motion for summary judgment seeking denial of confirmation of the Amended Joint Plan on several discrete issues, and a hearing was held in February 2009. In February 2009, the Bankruptcy Court granted the insurers' motion and found certain provisions of the Amended Joint Plan unconfirmable as a matter of law (the "Summary Judgment Ruling"). Pursuant to the ruling, the Bankruptcy Court entered an order dismissing Congoleum's bankruptcy case (the "Order of Dismissal"). In March 2009, an order was entered by the Bankruptcy Court granting a stay of the Order of Dismissal pending entry of a final non-appealable decision affirming the Order of Dismissal.

In February 2009, Congoleum, the Bondholders' Committee and ACC appealed the Order of Dismissal and the Summary Judgment Ruling to the District Court. In August 2009, the District Court issued an opinion and order (the "District Court Order") reversing the Order of Dismissal. With respect to the plan of reorganization, the District Court ruled that a settlement with certain asbestos claimants was not an impediment to confirmation while another plan provision would require a minor modification. The decision also provided specific guidance about the plan and directed the parties in the case to provide briefings in preparation for a confirmation hearing. In addition, the District Court assumed jurisdiction over the entire Chapter 11 proceedings from the Bankruptcy Court. Certain insurers have filed notices of appeal with respect to the District Court Order with the Circuit Court. Congoleum, the Bondholders' Committee and the ACC have moved to dismiss the appeals, and such motion is pending. As a result of the Multi-Insurer Settlement, discussed below, the insurers' appeal before the Third Circuit is presently suspended, and within three business days of the order approving the Multi-Insurer Settlement becoming a final order, such appeal will be terminated.

Following additional negotiations, in October 2009, the ACC, the Bondholders' Committee and Congoleum jointly filed a revised plan of reorganization (the "Second Amended Joint Plan") and the disclosure statement with the District Court.

In late 2009 and early 2010, negotiations among Congoleum, the Bondholders' Committee, the FCR, the ACC, other asbestos claimant representatives, and various insurers and New Jersey insurance guaranty organizations culminated in a $100 million settlement with nine insurance groups and two New Jersey insurance guaranty associations (the "Multi-Insurer Settlement"). Subject to various requirements set forth in the Multi-Insurer Settlement, the insurance companies and guaranty associations will pay $100 million to settle certain policies issued to Congoleum and such amount will be paid to the Plan Trust of which $97 million will be available for the payment of asbestos claims. The Multi-Insurer Settlement was approved by the District Court on February 19, 2010. Further insurance settlements totaling $109 million have received either Bankruptcy Court or District Court approval.

On February 12, 2010, the Congoleum, the Bondholders' Committee, the FCR and the ACC jointly filed a revised plan of reorganization (the "Third Amended Joint Plan") and disclosure statement with the District Court. In order to address comments received on the Third Amended Joint Plan from various parties, a further revised plan of reorganization and disclosure statement was filed on March 11, 2010 by Congoleum, the Bondholders' Committee, the FCR and the ACC (the "Fourth Amended Joint Plan"). The terms of the Third and Fourth Amended Joint Plans are substantially similar to those of the Second Amended Joint Plan. On March 12, 2010, the District Court approved the adequacy of the disclosure statement and voting procedures for the Fourth Amended Joint Plan and a confirmation hearing is scheduled to commence on June 7, 2010.

There can be no assurance that the Fourth Amended Joint Plan or any other plan of reorganization, if proposed, will receive the acceptances necessary for confirmation, that the Fourth Amended Joint Plan will not be modified further, that any plan will receive necessary court approvals from the District Court, that such approvals will be received in a timely fashion, that any plan will be confirmed if the District Court Order were to be reversed, that any plan, if confirmed, will become effective, that there will be sufficient funds to pay for continued proceedings with respect to any plan of reorganization or that the order approving the Multi-Insurer Settlement will become a final order, thereby causing the termination of the appeal of the District Court Order before the Third Circuit. .

It also is unclear whether any other person might successfully propose and confirm a plan or what any such plan, if and when confirmed, would ultimately provide, and whether the District Court would approve such a plan. Any plan of reorganization pursued by the Company will be subject to numerous conditions, approvals and other requirements, including District Court approvals and there can be no assurance that such conditions, approvals and other requirements will be satisfied or obtained.

Congoleum has reached settlement agreements with all but one of its insurance carriers, and that insurance carrier has filed various objections to the Fourth Amended Joint Plan. Certain other parties have also filed various objections to Congoleum's previously proposed plans of reorganization and may file objections to the Fourth Amended Joint Plan.

Although there can be no assurances as to the final terms of any plan that may become effective, the proposed terms of the Fourth Amended Joint Plan provide that if the Fourth Amended Joint Plan is approved by the District Court and accepted by the requisite creditor constituencies, it would permit Congoleum to exit Chapter 11 free of liability for existing and future asbestos claims as provided in the Fourth Amended Joint Plan. Under the proposed terms of the Fourth Amended Joint Plan, it is contemplated that a Plan Trust would be created that would assume the liability for Congoleum's current and future asbestos claims. The Plan Trust would receive the proceeds of various settlements Congoleum has reached with a number of insurance carriers and would be assigned Congoleum's rights under its remaining insurance policies covering asbestos product liability. The Plan Trust also would receive 50.1% of the newly issued common stock in reorganized Congoleum when the Fourth Amended Joint Plan takes effect.

Under the proposed terms of the Fourth Amended Joint Plan, holders of Congoleum's $100 million in 8.625% Senior Notes due in August 2008 would receive on a pro rata basis $33 million in new 9% senior secured notes (the "New Senior Notes") maturing December 31, 2017. The New Senior Notes would not accrue or earn interest for the first six months after the effective date of the Fourth Amended Joint Plan, after which they would accrue interest at the rate of 9% per annum payable semi-annually in cash. During the period beginning with the interest payment due 12 months after the effective date of the Fourth Amended Joint Plan to and including the interest payment due 30 months after the effective date of the Fourth Amended Joint Plan, at Congoleum's option, interest may be paid in kind by the issuance of additional New Senior Notes in the aggregate amount of the interest then due and payable on each such payment date, in which case the interest rate applicable during the period for which the payment applies would be 11%.

The indenture governing the New Senior Notes also will provide for the annual issuance of additional New Senior Notes ("Additional Notes"), with the amount of Additional Notes to be issued being determined as of the end of Congoleum's fiscal year ending December 31, 2011, and on an annual basis at the end of each of the succeeding five years (each such date, a "Determination Date"), according to the following procedure. As soon as practicable after each Determination Date, the average EBITDA for the two-year period ending on the Determination Date shall be calculated. An assumed net debt capacity ("Net Debt Capacity") shall then be determined as of each such Determination Date by multiplying this two-year average annual EBITDA by four. Additional Notes shall be issuable to holders of New Senior Notes with respect to a Determination Date to the extent that the Net Debt Capacity as of such Determination Date, plus any cash amount on Congoleum's balance sheet as of such Determination Date, exceeds the sum of (i) the amount of the balance of Reorganized Congoleum's working capital loan (determined as the daily average of such loan for the year ending on such Determination Date); (ii) the $33 million of New Senior Notes to be issued on the effective date of the Fourth Amended Joint Plan; (iii) the amount of Additional Notes issued with respect to all prior Determination Dates; and (iv) the amount of other interest-bearing debt outstanding as of such Determination Date. The calculation of the amount of Additional Notes to be issued shall take place within three months after each Determination Date, and the issuance of such Additional Notes shall be deemed to have occurred as of the first day of the fiscal year following the Determination Date. The indenture governing the New Senior Notes will provide that in no event will the cumulative amount of Additional Notes issued under the procedures described in this paragraph exceed $37 million.

The New Senior Notes would be subordinated to the working capital facility providing Congoleum's financing upon exiting reorganization. In addition, holders of the $100 million in 8.625% Senior Notes due in August 2008 would receive 49.9% of the common stock in reorganized Congoleum. Congoleum's obligations for the $100 million in 8.625% Senior Notes due in August 2008, including accrued pre-petition interest (which amounted to $3.6 million) would be satisfied by the New Senior Notes and 49.9% of the common stock issued if the Fourth Amended Joint Plan takes effect.

Under the proposed terms of the Fourth Amended Joint Plan, existing Class A and Class B common shares of Congoleum would be cancelled if the Fourth Amended Joint Plan takes effect and holders of those shares would not receive anything on account of their cancelled shares.

In March 2004, the Bankruptcy Court approved the retention of Gilbert, Heintz & Randolph LLP ("GHR") as special insurance counsel to the Company. An insurance company appealed the retention order. In October 2005, the Third Circuit issued an opinion disqualifying GHR from serving as counsel to Congoleum. As a result of the Circuit decision on GHR's retention, in February 2006, the Bankruptcy Court ordered GHR to disgorge all fees and certain expenses it was paid by Congoleum. In October 2006, Congoleum and GHR entered into a settlement agreement (the "GHR Settlement") under which GHR agreed to pay Congoleum approximately $9.2 million plus accrued interest in full satisfaction of the disgorgement order. The obligation was secured by assets of GHR and was to be made over time according to a formula based on GHR's earnings. The Bankruptcy Court approved the GHR Settlement in April 2007. Congoleum received $9.2 million plus $1.0 million of accrued interest in full satisfaction of the GHR Settlement in March 2008.

In anticipation of Congoleum's commencement of the Chapter 11 cases, Congoleum entered into a settlement agreement with approximately 79,000 asbestos personal injury claimants (the "Claimant Agreement"), which provides for an aggregate settlement value of at least $466 million. The Claimant Agreement, along with a number of individually negotiated trial listed settlements with an aggregate value of approximately $25 million, amount to settlements in excess of $491 million. As contemplated by the Claimant Agreement, Congoleum also entered into agreements establishing a pre-petition trust (the "Collateral Trust") to distribute funds in accordance with the terms of the Claimant Agreement and granting the Collateral Trust a security interest in Congoleum's rights under its applicable insurance coverage and payments from Congoleum's insurers for asbestos claims. In December 2005, Congoleum commenced an Omnibus Avoidance Action and a Sealed Avoidance Action (collectively, the "Avoidance Actions") seeking to void the Claimant Agreement, individual settlements and other pre-petition agreements, including voiding the security interest granted to the Collateral Trust. In March 2006, Congoleum filed a motion for summary judgment in the Omnibus Avoidance Action seeking to void the Claimant Agreement settlements and liens under various bankruptcy theories, which motion was denied in June 2006. Subsequently, Congoleum filed another summary judgment motion in the Omnibus Avoidance Action seeking a determination that any security interests conveyed in connection with the Claimant Agreement and the other pre-petition asbestos settlement agreements were ineffective and unenforceable. In July 2007, the Bankruptcy Court ruled that the security interests in insurance collateral conveyed to the settled claimants pre-bankruptcy were ineffective and unenforceable against Congoleum's insurance policies or the proceeds of those policies because the attempts to create security interests were outside the scope of the Uniform Commercial Code; nor could such security interests be considered to be a common law pledge. The Bankruptcy Court therefore granted summary judgment in Congoleum's favor on those counts of the Omnibus Avoidance Action which sought to void these security interests. In the event that a plan is not confirmed and the reorganization cases were dismissed, it is possible that the Avoidance Actions would be dismissed and the lien avoidance ruling would become a nullity.

In 2009, the Company paid $8.7 million in fees and expenses related to implementation of its planned reorganization under the Bankruptcy Code and the Coverage Action (as defined below). Based on its reorganization plans, Congoleum has made provision in its financial statements for the minimum estimated cost to effect its plan to settle asbestos liabilities through confirmation of a plan that complies with section 524(g) of the Bankruptcy Code. Congoleum recorded charges aggregating approximately $51.3 million in years prior to 2007. Based on the terms of the Joint Plan, in the fourth quarter of 2007 Congoleum recorded an additional $41.3 million charge. Of this charge, $14.9 million related to the write-off of certain insurance litigation costs receivable that would not have been collected under the terms of the Joint Plan and are not expected to be collected under any subsequent plan, including the Fourth Amended Joint Plan, and $26.4 million was an additional provision for estimated costs for the reorganization proceedings and the Coverage Action. In the fourth quarter of 2007 Congoleum also recorded a $41.0 million interest expense credit to reverse post-petition interest accrued on its Senior Notes. Terms of previous reorganization plans had provided, among other things, for the payment of post-petition interest on the Senior Notes and therefore Congoleum had continued to accrue such interest. Under the terms of the Joint Plan, and the terms of all subsequent plans proposed to date including the Fourth Amended Joint Plan, the Senior Note holders would not have received any post-petition interest. Based on developments affecting the expected timing of its reorganization plans, Congoleum recorded an additional charge of $11.5 million in the third quarter of 2008 and $5.2 million in the fourth quarter of 2009 for estimated costs to effect its reorganization.

There were no asbestos related property damage claims asserted against the Company at the time of its bankruptcy filing. The Bankruptcy Court approved an order establishing a bar date of May 3, 2004 for the filing of asbestos property damage claims. The claims agent appointed in the Company's bankruptcy proceeding advised the Company that, as of the bar date, it received 35 timely filed asbestos property damage claims asserting liquidated damages in the amount of approximately $0.8 million plus additional unspecified amounts. The Company objected to certain claims on various grounds, and the Bankruptcy Court ultimately allowed 19 claims valued at $133 thousand. The Fourth Amended Joint Plan provides for payment of those claims in full from certain insurance proceeds.

Status of Insurance Coverage

During the period that Congoleum produced asbestos-containing products, the Company purchased primary and excess insurance policies providing in excess of $1 billion of coverage for general and product liability claims. These policies did not contain asbestos exclusions. Through August 2002, substantially all asbestos-related claims and defense costs were paid through primary insurance coverage. In August 2002, the Company received notice that its primary insurance limits had been paid in full. The payment of limits in full by one of the primary insurance companies was based on its contention that limits in successive policies were not cumulative for asbestos claims and that Congoleum was limited to only one policy limit for multiple years of coverage. Certain excess insurance carriers claimed that the non-cumulation provisions of the primary policies were not binding on them and that there remained an additional $13.0 million in primary insurance limits plus related defense costs before their

policies were implicated. There is insurance coverage litigation pending in the New Jersey State Court (the "State Court") between Congoleum and its excess insurance carriers, and the guaranty funds and associations for the State of New Jersey. The litigation was initiated in September 2001, by one of Congoleum's excess insurers (the "Coverage Action"). In April 2003, the New Jersey Supreme Court ruled in another case involving the same non-cumulation provisions as in the Congoleum primary policies (the "Spaulding Case") that the non-cumulation provisions are invalid under New Jersey law and that the primary policies provide coverage for the full amount of their annual limits for all successive policies. Congoleum has reached a settlement agreement (the "Liberty Settlement") with the insurance carrier whose policies contained the non-cumulation provisions, pursuant to which the insurance carrier will pay Congoleum $15.4 million in full satisfaction of the applicable policy limits, of which $14.5 million has been paid to date. The Company is obligated to pay any insurance proceeds it receives under the Liberty Settlement, net of any fees and expenses it may be entitled to deduct, to the Plan Trust. As of December 31, 2002, the Company had already entered into settlement agreements with asbestos claimants exceeding the amount of this previously disputed primary coverage. Based on these settlements, the Company contended that, even allowing for annual limits of all primary policies, primary coverage was exhausted and the excess policies triggered. The excess carriers have objected to the reasonableness of several of these settlements, and Congoleum believes that they will continue to dispute the reasonableness of the settlements and contend that their policies still are not implicated and will dispute their coverage for that and other various reasons in the Coverage Action.

In 2003 in connection with the Claimant Agreement, the excess insurance carriers objected to the global settlement of the asbestos claims pending against Congoleum as contemplated by the Claimant Agreement on the grounds that, among other things, the negotiations leading to the settlement and the Claimant Agreement violated provisions in their insurance policies, including but not limited to the carriers' right to associate in the defense of the asbestos cases, the duty of Congoleum to cooperate with the carriers and the right of the carriers to consent to any settlement. The excess insurance carriers also contended the settlement terms in the Claimant Agreement are not fair or reasonable and/or that the Claimant Agreement was not negotiated at arm's length or in good faith. Additionally, certain insurers argued that Congoleum's entering into the Claimant Agreement voids the insurance for the underlying claims in their entirety. Certain insurers also claimed that the Claimant Agreement voids their entire policy obligations. Congoleum disputed the allegations and contentions of the excess insurance carriers. In November 2003, the State Court denied a motion for summary judgment by the excess insurance carriers that the Claimant Agreement was not fair, reasonable or in good faith, ruling that material facts concerning these issues were in dispute. In April 2004, the State Court denied motions for summary judgment by the excess carriers that the Claimant Agreement was not binding on them because Congoleum had breached the consent and cooperation clauses of their insurance policies by, among other things, entering into the Claimant Agreement without their consent. Congoleum argued, among other things, that it was entitled to enter into the Claimant Agreement and/or the Claimant Agreement was binding on the excess insurance carriers because they were in breach of their policies and/or had denied coverage and/or had created a conflict with Congoleum by reserving rights to deny coverage and/or the Claimant Agreement was fair, reasonable and in good faith and/or there was and is no prejudice to the excess insurance carriers from the Claimant Agreement and/or the excess insurance carriers had breached their duties of good faith and fair dealing.

In August 2004, the State Court entered a case management order that divided the Coverage Action trial into three phases. A new judge was assigned to the case in February 2005 and the schedule was modified as a result.

In February 2005, the State Court ruled on a series of summary judgment motions filed by various insurers. The State Court denied a motion for summary judgment filed by certain insurers, holding that there were disputed issues of fact regarding whether the Claimant Agreement and other settlement agreements between Congoleum and the claimants had released Congoleum and the insurers from any liability for the asbestos bodily injury claims of the claimants who signed the Claimant Agreement and the other settlement agreements.

The State Court also denied another motion for summary judgment filed by various insurers who argued that they did not have to cover the liability arising from the Claimant Agreement because they had not consented to it.

The State Court granted summary judgment regarding Congoleum's bad faith claims against excess insurers (other than first-layer excess insurers), holding that the refusal of these excess insurers to cover the Claimant Agreement was at least fairly debatable and therefore not in bad faith.

In March 2005, the Company filed a motion in the Bankruptcy Court asking the Bankruptcy Court to vacate its prior order lifting the automatic stay in bankruptcy to permit the Coverage Action to proceed. The Company requested that the Coverage Action proceedings be stayed until the Company had completed its plan confirmation process in the Bankruptcy Court. A hearing on the Company's motion was held in April 2005 and the motion was denied.

The first phase of the Coverage Action trial began in August 2005. Phase 1 was limited to deciding whether the insurers are obligated to provide coverage under the policies at issue in this litigation for the asbestos claims settled under the terms of the global Claimant Agreement. Three months into the trial, in October 2005, the Third Circuit ruled that GHR, which had been acting as the Company's insurance co-counsel in the Coverage Action, had other representations which were in conflict with its representation of Congoleum. As a result of this ruling, with Bankruptcy Court approval, Congoleum retained the firm of Covington & Burling to represent it as co-counsel with Dughi & Hewit in the insurance coverage litigation and insurance settlement matters previously handled by GHR.

In the middle of Congoleum presenting its case, in or about mid-November 2005 and early December 2005, certain insurers filed motions for summary judgment on the grounds, *inter alia*, that the Third Circuit decision regarding GHR and/or Congoleum's filing of the Avoidance Actions in the Bankruptcy Court, entitled them to judgment as a matter of law on the Phase 1 issues. Congoleum opposed the motions. The motions were argued in January 2006, and in March 2006 the State Court denied the motions for summary judgment. (The Avoidance Actions sought, among other things, to void the security interest granted to the Collateral Trust and avoidance of the Claimant Agreement and certain individual pre-petition settlements.)

During 2005 and 2006 Congoleum entered into a number of settlement agreements with the excess insurance carriers over coverage for asbestos related claims.

Congoleum completed the presentation of its case in April 2006. Certain insurers moved for a directed verdict in their favor during the first week of May 2006. Hearings of arguments on the directed verdict motion took place in June 2006. In July 2006 the State Court denied the motion for a directed verdict. The trial resumed in September 2006. Defendant insurers presented their case, for the most part, through documents and deposition designations. Post-trial briefs were submitted by the parties in November 2006.

In May 2007, the State Court issued a decision ruling that Congoleum's insurers have no coverage obligations under New Jersey law for the Claimant Agreement. In that ruling, the State Court judge also cited trial testimony in his opinion that the releases (given by claimants who signed the Claimant Agreement) were non-recourse to Congoleum whether or not any claimant recovered insurance proceeds. Based in part upon that finding, Congoleum filed an objection (the "Omnibus Objection") in the Bankruptcy Court in June 2007 requesting that all asbestos-related personal injury claims settled and/or liquidated (the "Settled Claims") pursuant to either a pre-petition settlement agreement or the Claimant Agreement be disallowed and expunged. The Omnibus Objection also requested in the event the Bankruptcy Court found that the holders of Settled Claims retained viable tort claims with recourse against Congoleum, that the Bankruptcy Court rescind the pre-petition settlement agreements and the Claimant Agreement and the claims settled thereunder be disallowed and expunged because, since the filing of Congoleum's bankruptcy case, supervening events have resulted in a substantial frustration of the purpose of those agreements. The Bankruptcy Court heard arguments on the Omnibus Objection in July 2007 and ruled that the Omnibus Objection should be heard in the context of an adversary proceeding (a formal lawsuit) in order to insure that the Bankruptcy Court had jurisdiction over all the affected claimants and that their due process rights were otherwise protected. The Company amended the Omnibus Avoidance Action to seek the same relief requested in the Omnibus Objection.

In September 2007, Congoleum filed the Third Amended Complaint in the Omnibus Avoidance Action adding new counts that encompass the subject matter and relief requested in the Omnibus Objection. In October 2007, Congoleum filed a motion for summary judgment in the Omnibus Avoidance Action seeking a ruling that all of the pre-petition settlement agreements, including the Claimant Agreement, were null and void or should be rescinded. In December 2007, the Bankruptcy Court denied the motion for summary judgment. Congoleum and the Bondholders' Committee filed a notice of appeal from this decision to the District Court and the appeal has been administratively terminated and all parties have reserved their rights. The Fourth Amended Complaint was filed in January 2009 in the Omnibus Avoidance Action updating certain claimant exhibit lists, and potential additional causes of action have been tolled pursuant to the Litigation Settlement discussed above.

The second phase of the Coverage Action trial will address all coverage issues, including but not limited to whether certain other trial listed settlements were fair, reasonable and negotiated in good faith and covered by insurance as well as the triggering and allocation of asbestos losses to insurance policies. In February 2008, the State Court expanded the scope of Phase 2 of the Coverage Action trial to include obligations of insurers with respect to the Joint Plan. The State Court entered a new case management order scheduling further discovery. Congoleum sought to stay Phase 2 of the Coverage Action trial because of the pendency of the solicitation and balloting and scheduled confirmation hearing on the Joint Plan, but the Bankruptcy Court denied the stay motion, which decision was appealed to the District Court. Based on the Litigation Settlement, which provides, in part, for the unwinding of the Claimant Agreement and certain pre-petition settlements, Congoleum again sought to stay Phase 2 of the Coverage Action trial, but after a hearing before the Bankruptcy Court, such stay was denied. The State Court also denied a motion to stay Phase 2 of the Coverage Action, and Congoleum moved for leave to appeal the denial of the stay, which application was denied.

In July 2009, certain insurers filed summary judgment motions seeking declarations that Congoleum has materially breached its insurance policies and that the insurers have no coverage obligation for the underlying asbestos claims that were the subject of the Claimant Agreement, the Joint Plan, the Amended Joint Plan or are part of any other agreement for which the insurers' consent was not procured or is not procured in the future. The insurers took the position that their motions impacted all present and future asbestos claims. Congoleum opposed these motions. The State Court denied these motions. The Phase 2 trial was scheduled to begin in February 2010, but as a result of the Multi-Insurer Settlement all remaining parties in the Coverage Action are presently standing down and the Company expects the case will be dismissed following a confirmed plan becoming effective.

In 2005, the Bankruptcy Court approved a settlement agreement between Congoleum and Chartis (formerly known as AIG). The settlement agreement provided that either party could exercise an expiration clause after May 2007. In February 2010, Chartis declared the agreement expired. Congoleum, Chartis and other interested parties are continuing settlement negotiations.

Environmental Liabilities: The Company records a liability for environmental remediation claims when a cleanup program or claim payment becomes probable and the costs can be reasonably estimated. As assessments and cleanup programs progress, these liabilities are adjusted based upon the progress in determining the timing and extent of remedial actions and the related costs and damages. The recorded liabilities, totaling $4.6 million at December 31, 2009 and $4.7 million at December 31, 2008, are not reduced by the amount of anticipated insurance recoveries. Such estimated insurance recoveries approximated $2.1 million at December 31, 2009 and December 31, 2008, and are reflected in other non-current assets. Receivables for expected insurance recoveries are recorded if the related carriers are solvent and paying claims under a reservation of rights or under an obligation pursuant to coverage in place or a settlement agreement. Substantially all of Congoleum's recorded insurance asset for environmental matters is collectible from a single carrier.

The Company is named, together with a large number (in most cases, hundreds) of other companies, as a potentially responsible party ("PRP") in pending proceedings under the federal Comprehensive Environmental Response, Compensation and Liability Act, as amended ("CERCLA"), and similar state laws. In addition, in four other instances, although not named as a PRP, the Company has received a request for information. The pending proceedings relate to eight disposal sites in New Jersey, Pennsylvania, and Maryland in which recovery from generators of hazardous substances is sought for the cost of cleaning up the contaminated waste sites. The Company's ultimate liability and funding obligations in connection with those sites depends on many factors, including the volume of material contributed to the site, the number of other PRPs and their financial viability, the remediation methods and technology to be used and the extent to which costs may be recoverable from insurance. However, under CERCLA and certain other laws, the Company, as a PRP, can be held jointly and severally liable for all environmental costs associated with a site.

The most significant exposure for which the Company has been named a PRP relates to a recycling facility site in Elkton, Maryland (the "Galaxy/Spectron Superfund Site"). The PRP group at this site is made up of 81 companies, substantially all of which are large financially solvent entities. Two removal actions were substantially complete as of December 31, 1998 and a groundwater treatment system was installed thereafter. The Environmental Protection Agency ("EPA") has selected a remedy for the soil and shallow groundwater ("Operable Unit 1" or OU-1); however, the remedial investigation/feasibility study related to the deep groundwater (OU-2) has not been completed. The PRP group, of which the Company is a part, has entered into a Consent Decree to perform the remedy for OU-1 and resolve natural resource damage claims. The Consent Decree also requires the PRPs to perform the OU-2 remedy, assuming that the estimated cost of the remedy is not more than $10 million. If the estimated cost of the OU-2 remedy is more than $10 million, the PRPs may decline to perform it or they may elect to perform anyway. Cost estimates for the OU-1 and OU-2 work combined (including natural resource damages) range between $22 million and $34 million, with the Company's share ranging between approximately $1.0 million and $1.6 million. This assumes that all parties participate and that none cash-out and pay a premium; those two factors may account for some fluctuation in the Company's share. Fifty percent (50%) of Congoleum's share of the costs is presently being paid by one of its insurance carriers, Liberty Mutual Insurance Company, whose remaining policy limits for this claim are expected to cover approximately $0.3 million in additional costs. Congoleum expects to fund the balance to the extent further insurance coverage is not available.

The Company filed a motion before the Bankruptcy Court seeking authorization and approval of the Consent Decree and related settlement agreements for the Galaxy/Spectron Superfund Site, as well authorization for Liberty Mutual Insurance Company and the Company to make certain payments that have been invoiced to the Company with respect to the Consent Decree and related settlement agreements. An order authorizing and approving the Consent Decree and related settlement agreements was issued by the Bankruptcy Court in August 2006.

The Company also accrues remediation costs for certain of the Company's owned facilities on an undiscounted basis. The Company has entered into an administrative consent order with the New Jersey Department of Environmental Protection and has established a remediation trust fund of $100 thousand as financial assurance for certain remediation funding obligations. Estimated total cleanup costs of $1.3 million, including capital outlays and future maintenance costs for soil and groundwater remediation, are primarily based on engineering studies. Of this amount, $0.3 million is included in current liabilities subject to compromise and $1.0 million is included in non-current liabilities subject to compromise.

The Company anticipates that these matters will be resolved over a period of years and that after application of expected insurance recoveries, funding the costs will not have a material adverse impact on the Company's liquidity or financial position. However, unfavorable developments in these matters could result in significant expenses or judgments that could have a material adverse effect on the financial position of the Company.

Other: In the ordinary course of its business, the Company becomes involved in lawsuits, administrative proceedings, product liability claims (in addition to asbestos-related claims), and other matters. In some of these proceedings, plaintiffs may seek to recover large and sometimes unspecified amounts and the matters may remain unresolved for several years.

The total balances of environmental, asbestos-related, and other liabilities and the related insurance receivable and deemed probable of recovery at December 31, 2009 and December 31, 2008 are as follows:

	2009		2008	
(in millions)	**Liability**	**Receivable**	Liability	Receivable
Environmental liabilities	**$ 4.6**	**$2.1**	$ 4.7	$ 2.1
Asbestos product liability[1]	**48.5**	**1.3**	50.0	1.3
Other	**0.5**	**0.1**	0.6	0.1
Total	**$ 53.6**	**$ 3.5**	$ 55.3	$ 3.5

(1) Asbestos product liability at December 31, 2009 and 2008 reflects the accrued cost to settle asbestos liabilities through a plan of reorganization under Chapter 11. This liability at December 31, 2009 and 2008 includes $31.6 million and $29.7 million, respectively, received in connection with an insurance settlement (recorded as restricted cash), which the Company is required to contribute to a trust. Stated liability pursuant to settlement agreements is in excess of $491 million. See Note 17 of the Notes to Consolidated Financial Statements contained in Item 8 of this Annual Report on Form 10-K.

Item 4. (RESERVED)

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Under the terms of the Fourth Amended Joint Plan, if confirmed and effective, Congoleum's existing equity securities will be cancelled and holders of equity securities and options to acquire equity securities will receive nothing for their cancelled shares or options.

The Company's Class A common stock is not listed on any securities exchange or on an automated dealer quotation system. During 2007 the stock was listed on the Amex under the symbol CGM. The Company's Class A common stock was delisted by the Amex on February 19, 2008 because it did not meet Amex listing standards for share value, share price, and aggregate market capitalization, and the stock has traded over the counter since that date.

The following table reflects the high and low prices of the Company's Class A Common Stock (rounded to the nearest one-hundredth) based on prices reported by the American Stock Exchange and over-the-counter market quotations, as applicable, over the past two years:

Sales Prices of Class A Common Stock:

2009	High	Low
First Quarter	**$0.02**	**$0.01**
Second Quarter	**0.02**	**0.01**
Third Quarter	**0.08**	**0.01**
Fourth Quarter	**0.08**	**0.01**

Sales Prices of Class A Common Stock:

2008	High	Low
First Quarter	$ 0.55	$ 0.02
Second Quarter	0.03	0.01
Third Quarter	0.02	0.01
Fourth Quarter	0.01	0.01

The Company's Class B common stock is not listed on any exchange. Holders of Class A common stock are entitled to one vote per share on all matters submitted to a vote of stockholders and holders of Class B common stock are entitled to two votes per share on all matters other than certain extraordinary matters. Each share of Class B common stock is convertible into one share of Class A common stock under certain circumstances, including a sale or other transfer by the holders of such shares to a person or entity other than an affiliate of the transferor. Both classes vote together as a single class on all matters with limited exceptions. Except with respect to voting rights and conversion rights, the Class A common stock and the Class B common stock are identical.

The Company did not pay any cash dividends in 2009 or 2008 and does not anticipate paying any cash dividends prior to confirmation of a plan of reorganization or in the foreseeable future thereafter. The Company's current debtor-in-possession credit facility prohibits payment of cash dividends. Any change in the Company's dividend policy after confirmation of a plan of reorganization will be within the discretion of the Board of Directors, subject to restrictions contained in the Company's plan of reorganization and debt or other agreements, and will depend, among other things, on the Company's solvency, earnings, debt service and capital requirements, restrictions in financing agreements, business conditions and other factors that the Board of Directors deems relevant.

The number of registered and beneficial holders of the Company's Class A common stock on March 12, 2010 was approximately 1,000. The number of registered and beneficial holders of the Company's Class B common stock on March 12, 2010 was two.

Item 6. SELECTED FINANCIAL DATA

Not applicable.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Consolidated Financial Statements and notes thereto contained in Item 8 of this Annual Report on Form 10-K.

Results of Operations

The Company's business is cyclical and is affected by the same economic factors that affect the remodeling and housing industries in general, including the availability of credit, consumer confidence, changes in interest rates, market demand and general economic conditions. Economic conditions experienced in 2008 and 2009 had a significant negative impact on the Company's sales and results of operations, and those effects may continue in 2010.

On December 31, 2003, Congoleum filed a voluntary petition with the Bankruptcy Court (Case No. 03-51524) seeking relief under Chapter 11 of the Bankruptcy Code as a means to resolve claims asserted against it related to the use of asbestos in its products decades ago. During 2003, Congoleum had obtained the requisite votes of asbestos personal injury claimants necessary to seek approval of a proposed, pre-packaged Chapter 11 plan of reorganization. In January 2004, the Company filed its proposed plan of reorganization and disclosure statement with the Bankruptcy Court. In November 2004, Congoleum filed the Fourth Plan with the Bankruptcy Court reflecting the result of further negotiations with representatives of the ACC, the FCR and other asbestos claimant representatives. The Bankruptcy Court approved the disclosure statement and plan voting procedures in December 2004 and Congoleum obtained the requisite votes of asbestos personal injury claimants necessary to seek approval of the Fourth Plan. In April 2005, Congoleum announced that it had reached an agreement in principle with representatives of the ACC and the FCR to make certain modifications to its proposed plan of reorganization and related documents governing the settlement and payment of asbestos-related claims against Congoleum. Under the agreed-upon modifications, asbestos claimants with claims settled under Congoleum's pre-petition settlement agreements would agree to forbear from exercising the security interest they were granted and share on a *pari passu* basis with all other present and future asbestos claimants in insurance proceeds and other assets of the Plan Trust. In July 2005, Congoleum filed the Sixth Plan and related documents with the Bankruptcy Court which reflected the result of these negotiations, as well as other technical modifications. The Bankruptcy Court approved the disclosure statement and voting procedures and Congoleum commenced solicitation of acceptances of the Sixth Plan in August 2005.

In September 2005, Congoleum learned that certain asbestos claimants were unwilling to agree to forbear from exercising their security interest as contemplated by the Sixth Plan and the Sixth Plan was subsequently withdrawn. In November 2005, the Bankruptcy Court denied a request to extend Congoleum's exclusive right to file a plan of reorganization and solicit acceptances thereof. In March 2006, Congoleum filed the Eighth Plan. In addition, CNA filed a plan of reorganization and the Bondholders' Committee also filed a plan of reorganization. In May 2006, the Bankruptcy Court ordered all parties in interest in Congoleum's reorganization proceedings to participate in global mediation discussions. Numerous mediation sessions took place from June through September 2006. During the initial mediation negotiations, Congoleum reached an agreement in principle, subject to mutually agreeable definitive documentation, with the ACC, the FCR and the Company's controlling shareholder, ABI, on certain terms of the Ninth Plan, which Congoleum filed and proposed jointly with the ACC in August 2006. CNA and the Bondholders' Committee jointly filed a new, competing plan in August 2006 and each withdrew its prior plan of reorganization. Following further mediated negotiations, Congoleum, the ACC, the FCR, ABI and the Bondholders' Committee reached agreement on the terms of the Tenth Plan, which Congoleum filed jointly with the ACC in September 2006. Following the Bondholders' Committee's withdrawal of support for CNA's plan, CNA filed the CNA Plan. In October 2006, Congoleum and the ACC jointly filed the Eleventh Plan, a revised version of the Tenth Plan which reflected minor technical changes agreed to by the various parties supporting Congoleum's Plan.

In October 2006, the Bankruptcy Court held a hearing to consider the adequacy of the disclosure statements with respect to the Tenth Plan and the CNA Plan and to hear arguments on respective summary judgment motions as to whether the Tenth Plan and the CNA Plan were confirmable as a matter of law. The Bankruptcy Court provisionally approved the disclosure statements for both the Tenth Plan and the CNA Plan subject to the Bankruptcy Court's ruling on the respective summary judgment motions. In February 2007, the Bankruptcy Court issued two separate opinions ruling that the Tenth Plan and the CNA Plan were not confirmable as a matter of law. In March 2007, Congoleum resumed global plan mediation discussions with the various parties seeking to resolve the issues raised in the Bankruptcy Court's ruling with respect to the Tenth Plan. In July 2007, the FCR filed a plan of reorganization and proposed disclosure statement. After extensive further mediation sessions, in February 2008 the FCR, the ACC, the Bondholders' Committee and Congoleum jointly filed the Joint Plan. The Bankruptcy Court approved the disclosure statement for the Joint Plan in February 2008, and the Joint Plan was solicited in accordance with court-approved voting procedures. Various objections to the Joint Plan were filed, and in May 2008 the Bankruptcy Court heard oral argument on summary judgment motions relating to certain of those objections. In June 2008, the Bankruptcy Court issued a ruling that the Joint Plan was not legally confirmable, and issued an Order to Show Cause why the case should not be converted or dismissed pursuant to 11 U.S.C. § 1112. Following a further hearing in June 2008, the Bankruptcy Court issued an opinion that vacated the Order to Show Cause and instructed the parties to propose a confirmable plan by the end of calendar year 2008. Following further negotiations, the Bondholders' Committee, the ACC, the FCR, representatives of holders of pre-petition settlements and Congoleum reached an agreement in principle. A term sheet describing the Amended Joint Plan and the Litigation Settlement was signed by the parties to the agreement and filed with the Bankruptcy Court in August 2008. Certain insurers and a large bondholder filed objections to the Litigation Settlement and/or reserved their rights to object to confirmation of the Amended Joint Plan. The Bankruptcy Court approved the Litigation Settlement following a hearing in October 2008, but the court reserved until a later date a determination of whether the settlement met the standards required for confirmation of a plan of reorganization. The Amended Joint Plan was filed with the Bankruptcy Court in November 2008. In January 2009, certain insurers filed a motion for summary judgment seeking denial of confirmation of the Amended Joint Plan on several discrete issues, and a hearing was held in February 2009. In February 2009, the Bankruptcy Court issued the Summary Judgment Ruling, which granted the insurers' motion and found certain provisions of the Amended Joint Plan unconfirmable as a matter of law. Pursuant to the ruling, the Bankruptcy Court entered the Order of Dismissal dismissing Congoleum's bankruptcy case. In March 2009, an order was entered by the Bankruptcy Court granting a stay of the Order of Dismissal pending entry of a final non-appealable decision affirming the Order of Dismissal. In February 2009, Congoleum, the Bondholders' Committee and the ACC appealed the Order of Dismissal and the Summary Judgment Ruling to the District Court. In August 2009, the District Court issued an opinion and order reversing the Order of Dismissal. With respect to the plan of reorganization, the District Court ruled that a settlement with certain asbestos claimants was not an impediment to confirmation while another plan provision would require a minor modification. The decision also provided specific guidance about the plan and directed the parties in the case to provide briefings in preparation for a confirmation hearing. In addition, the District Court assumed

jurisdiction over the entire Chapter 11 proceedings from the Bankruptcy Court. Certain insurers have filed notices of appeal with respect to the District Court Order with the Third Circuit. Congoleum, the Bondholders' Committee and the ACC have moved to dismiss the appeals, and such motion is pending. As a result of the Multi-Insurer Settlement, discussed below, the insurers' appeal before the Third Circuit is presently suspended, and within three business days of the order approving the Multi-Insurer Settlement becoming a final order, such appeal will be terminated.

Following additional negotiations, in October 2009, the ACC, the Bondholders' Committee and Congoleum jointly filed the Second Amended Joint Plan and disclosure statement with the District Court.

In late 2009 and early 2010, negotiations among Congoleum, the Bondholders' Committee, the FCR, the ACC, other asbestos claimant representatives, and various insurers and New Jersey insurance guaranty organizations culminated in the Multi-Insurer Settlement, a $100 million settlement with nine insurance groups and two New Jersey insurance guaranty associations. Subject to various requirements set forth in the Multi-Insurer Settlement, the insurance companies and guaranty associations will pay $100 million to settle certain policies issued to Congoleum and such amount will be paid to the Plan Trust of which $97 million will be available for the payment of asbestos claims. The Multi-Insurer Settlement was approved by the District Court on February 19, 2010. Further insurance settlements totaling $109 million have received either Bankruptcy Court or District Court approval

On February 12, 2010, the Congoleum, the Bondholders' Committee, the FCR and the ACC jointly filed the Third Amended Joint Plan and disclosure statement with the District Court. In order to address comments received on the Third Amended Joint Plan from various parties, a further revised plan of reorganization and disclosure statement, the Fourth Amended Joint Plan, was filed on March 11, 2010 by Congoleum, the Bondholders' Committee, the FCR and the ACC. The terms of the Third and Fourth Amended Joint Plans are substantially similar to those of the Second Amended Joint Plan. On March 12, 2010, the District Court approved the adequacy of the disclosure statement and voting procedures for the Fourth Amended Joint Plan and a confirmation hearing is scheduled to commence on June 7, 2010.

There can be no assurance that the Fourth Amended Joint Plan or any other plan of reorganization, if proposed, will receive the acceptances necessary for confirmation, that the Fourth Amended Joint Plan will not be modified further, that any plan will receive necessary court approvals from the District Court, that such approvals will be received in a timely fashion, that any plan will be confirmed if the District Court Order were reversed, that any plan, if confirmed, will become effective, that there will be sufficient funds to pay for continued proceedings with respect to any plan of reorganization or that the order approving the Multi-Insurer Settlement will become a final order thereby causing the termination of the appeal of the District Court Order before the Third Circuit .

It also is unclear whether any other person might successfully propose and confirm a plan or what any such plan, if and when confirmed, would ultimately provide, and whether the District Court would approve such a plan. Any plan of reorganization pursued by the Company will be subject to numerous conditions, approvals and other requirements, including District Court approval, and there can be no assurance that such conditions, approvals and other requirements will be satisfied or obtained.

Congoleum has reached settlement agreements with all but one of its insurance carriers, and that insurance carrier has filed various objections to the Fourth Amended Joint Plan. Certain other parties have also filed various objections to Congoleum's previously proposed plans of reorganization and may file objections to the Fourth Amended Joint Plan.

In anticipation of Congoleum's commencement of the Chapter 11 cases, Congoleum entered into the Claimant Agreement, which provides for an aggregate settlement value of at least $466 million, as well as an additional number of individually negotiated trial listed settlements with an aggregate value of approximately $25 million, for total settlements in excess of $491 million. As contemplated by the Claimant Agreement, Congoleum also entered into agreements establishing the Collateral Trust to distribute funds in accordance with the terms of the Claimant Agreement and granting the Collateral Trust a security interest in Congoleum's rights under its applicable insurance coverage and payments from Congoleum's insurers for asbestos claims. In December 2005, Congoleum commenced the Avoidance Actions seeking to void the security interest granted to the Collateral Trust and such pre-petition settlements. Following summary judgment hearings, the Bankruptcy Court rendered decisions that the grant of the security interest was not valid but denying motions to avoid the settlements; certain of these decisions are under appeal. The terms of the Fourth Amended Joint Plan provide for a settlement of litigation related to the Avoidance Actions. However, at this time, it is not possible to estimate how that settlement may affect the nominal liability. In addition, as a result of tabulating ballots on the Fourth Plan, the Company is also aware of claims by claimants whose claims were not determined under the Claimant Agreement but who have submitted claims with a value of approximately $512 million based on the settlement values applicable in the Sixth Plan. Congoleum does not believe it can reasonably estimate the liability associated with claims that may be pending.

In 2009, the Company paid $8.7 million in fees and expenses related to implementation of its planned reorganization under the Bankruptcy Code and the Coverage Action. Based on its reorganization plans, Congoleum has made provision in its financial statements for the minimum estimated cost to effect its plan to settle asbestos liabilities through confirmation of a plan that complies with section 524(g) of the Bankruptcy Code. Congoleum recorded charges aggregating approximately $51.3 million in years prior to 2007. Based on the terms of the Joint Plan, in the fourth quarter of 2007 Congoleum recorded an additional $41.3 million charge. Of this charge, $14.9 million related to the write-off of certain insurance litigation costs receivable that would

not have been collected under the terms of the Joint Plan and are not expected to be collected under any subsequent plan, including the Fourth Amended Joint Plan, and $26.4 million was an additional provision for estimated costs for the reorganization proceedings and the Coverage Action. In the fourth quarter of 2007 Congoleum also recorded a $41.0 million interest expense credit to reverse post-petition interest accrued on its Senior Notes. Terms of previous reorganization plans had provided, among other things, for the payment of post-petition interest on the Senior Notes and therefore Congoleum had continued to accrue such interest. Under the terms of the Joint Plan, and the terms of all subsequent plans proposed to date including the Fourth Amended Joint Plan, the Senior Note holders would not have received any post-petition interest. Based on developments affecting the expected timing of its reorganization plans, Congoleum recorded an additional charge of $11.5 million in the third quarter of 2008 and $5.2 million in the fourth quarter of 2009 for estimated costs to effect its reorganization

Costs for pursuing and implementing the Fourth Amended Joint Plan or any other plan of reorganization could be materially higher than currently recorded or previously estimated. Delays in proposing, filing or obtaining approval of the Fourth Amended Joint Plan, or the proposal or solicitation of additional plans by other parties, could result in a proceeding that takes longer and is more costly than the Company has previously estimated. The Company may experience and therefore record significant additional charges in connection with its reorganization proceedings.

In addition to external economic factors, the Company's results are sensitive to sales and manufacturing volume, competitors' pricing, consumer preferences for flooring products, raw material costs and the mix of products sold. The manufacturing process is capital intensive and requires substantial investment in facilities and equipment. The cost of operating these facilities generally does not vary in direct proportion to production volume and, consequently, operating results fluctuate disproportionately with changes in sales volume.

For more information regarding the Company's asbestos liability and plan for resolving that liability, please refer to Notes 1 and 17 of the Notes to Consolidated Financial Statements contained in Item 8 of this Annual Report on Form 10-K. In addition, please refer to "Risk Factors – The Company has significant asbestos liability and funding exposure," contained in Item 1A of this Annual Report on Form 10-K for a discussion of certain factors that could cause actual results to differ from the Company's goals for resolving its asbestos liability through a plan of reorganization. Readers should also refer to the Disclosure Statement with respect to the Fourth Amended Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code of the Futures Representative, the Debtors, the Official Asbestos Claimants' Committee and the Official Committee of Bondholders for Congoleum Corporation, et al., dated as of March 11, 2010, a copy of which has been filed as an exhibit to this Annual Report on Form 10-K.

Year ended December 31, 2009 as compared to year ended December 31, 2008

	2009		2008	
	(In thousands of dollars)			
Net sales	**$134,917**		$172,644	
Cost of sales	**114,236**		142,032	
Gross profit	**20,681**	**15.3%**	30,612	17.7%
Selling, general & administrative expenses	**30,143**	**22.3%**	35,397	20.5%
Asbestos-related reorganization charges	**5,244**		11,491	
Operating Loss from operations	**(14,706)**		(16,276)	
Interest (expense) income, net	**(227)**		857	
Other expense, net	**(96)**		(970)	
Loss before income taxes	**(15,029)**		(16,389)	
Provision for (benefit from) income taxes	**140**		(1,768)	
Net loss	**$(15,169)**		$(14,621)	

Net sales for the year ended December 31, 2009 totaled $134.9 million as compared to $172.6 million for the year ended December 31, 2008, a decrease of $37.7 million or 21.9%. The decrease in sales resulted primarily from lower sales to the manufactured housing industry coupled with continued demand weakness in the new construction and remodeling markets reflecting the economic slowdown and tight credit conditions. The decreases were partially mitigated by selling price increases instituted in late 2008 (averaging 2%) and new product introductions during the fourth quarter of 2009.

Gross profit for the year ended December 31, 2009 totaled $20.7 million, or 15.3% of net sales, compared to $30.6 million, or 17.7% of net sales, for the year ended December 31, 2008. The lower gross margin dollars and percent were primarily a result of the negative impact of lower production volumes over which to spread fixed manufacturing overhead, partially offset by cost reduction programs instituted during the year, improved plant efficiencies and a more favorable product mix.

Selling, general and administrative expenses were $30.1 million for the year ended December 31, 2009 as compared to $35.4 million for the year ended December 31, 2008, a decrease of $5.3 million. The reduction in operating expenses reflects workforce reductions implemented in March 2009 coupled with non-recurring merchandising costs in 2008 associated with launching a mass-merchandiser program. This was partially offset by higher pension expense in selling, general and administrative of $2.8 million.

Based on the terms of the Fourth Amended Joint Plan, in the fourth quarter of 2009 Congoleum recorded an additional $5.2 million provision for estimated costs for completing the reorganization proceedings. In the third quarter of 2008 Congoleum had recorded an $11.5 million charge based on its then-current reorganization plans.

The loss from operations, excluding the reorganization charges, was $9.5 million for the year ended December 31, 2009 compared to a loss from operations of $4.8 million for the year ended December 31, 2008, an increase of $4.7 million. This change in operating loss was a result of lower sales, coupled with the unfavorable impact of significantly lower production volumes on gross profit, partially offset by lower operating expenses.

Interest income was negligible in 2009 versus $1.2 million in 2008. 2008 included interest income from a legal fee settlement. Interest expense in 2009 was $0.2 million as compared to interest expense of $0.4 million in 2008. Other expense of $0.1 million in 2009 was $0.9 million lower than prior year primarily as a result of recoveries from legal claims and insurance settlements received in 2009.

Provision for income taxes was $0.1 million in 2009 as compared to a benefit of $1.8 million in 2008. The 2009 tax provision related to an increase in deferred taxes due to additional operating loss carry forwards offset by an increase in valuation allowances and an increase in current taxes due to adjustments of prior year estimates. The $1.8 million tax benefit was attributable to a significant pre-tax loss in 2008 offset by $1.4 million for the impact of non-deductible legal reserves related to the Company's reorganization plan and by a $2.8 million increase in the valuation allowance on federal and state deferred tax assets benefit in 2008.

Liquidity and Capital Resources

The Consolidated Financial Statements of the Company have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Accordingly, the consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. As described more fully in the Notes to Consolidated Financial Statements contained in this Annual Report on Form 10-K, there is substantial doubt about the Company's ability to continue as a going concern unless it obtains relief from its substantial asbestos liabilities through a successful reorganization under Chapter 11 of the Bankruptcy Code.

On December 31, 2003, Congoleum filed a voluntary petition with the Bankruptcy Court (Case No. 03-51524) seeking relief under the Bankruptcy Code. See Notes 1 and 17 of the Notes to Consolidated Financial Statements contained in Item 8 of this Annual Report on Form 10-K, for a discussion of the Company's bankruptcy proceedings. These matters continue to have a material adverse impact on liquidity and capital resources. During 2009, the Company paid $8.7 million in fees and expenses related to reorganization proceedings under the Bankruptcy Code and the Coverage Action. Furthermore, at December 31, 2009, the Company had incurred but not paid approximately $9.5 million in additional fees and expenses for services rendered through that date.

Based on its reorganization plans, Congoleum has made provision in its financial statements for the minimum estimated cost to effect its plan to settle asbestos liabilities through confirmation of a plan that complies with section 524(g) of the Bankruptcy Code. Congoleum recorded charges aggregating approximately $51.3 million in years prior to 2007. Based on the terms of the Joint Plan, in the fourth quarter of 2007 Congoleum recorded an additional $41.3 million charge. Of this charge, $14.9 million related to the write-off of certain insurance litigation costs receivable that would not have been collected under the terms of the Joint Plan and are not expected to be collected under any subsequent plan, including the Fourth Amended Joint Plan, and $26.4 million was an additional provision for estimated costs for the reorganization proceedings and the Coverage Action. In the fourth quarter of 2007 Congoleum also recorded a $41.0 million interest expense credit to reverse post-petition interest accrued on its Senior Notes. Terms of previous reorganization plans had provided, among other things, for the payment of post-petition interest on the Senior Notes and therefore Congoleum had continued to accrue such interest. Under the terms of the Joint Plan, and the terms of all subsequent plans proposed to date, including the Fourth Amended Joint Plan, the Senior Note holders would not have received any post-petition interest. Based on developments affecting the expected timing of its reorganization plans, Congoleum recorded an additional charge of $11.5 million in the third quarter of 2008 and $5.2 million in the fourth quarter of 2009 for costs to effect its reorganization.

In February 2006, the Bankruptcy Court ordered GHR to disgorge all fees and certain expenses it was paid by Congoleum. In October 2006, Congoleum and GHR entered into the GHR Settlement under which GHR was to pay Congoleum approximately $9.2 million plus accrued interest in full satisfaction of the disgorgement order. The obligation was secured by assets of GHR and was to be made over time according to a formula based on GHR's earnings. The Bankruptcy Court approved the GHR Settlement in April 2007. Congoleum received $9.2 million plus $1.0 million of accrued interest in full satisfaction of the GHR Settlement in March 2008.

Unrestricted cash and cash equivalents, including short-term investments at December 31, 2009, were $16.1 million, an increase of $1.0 million from December 31, 2008. Restricted cash of $31.6 million at December 31, 2009 consists of insurance settlement proceeds, the disposition of which is subject to court order. The Company expects to contribute these funds, less any amounts withheld pursuant to reimbursement arrangements, to the Plan Trust should the Bankruptcy Court confirm a plan pursuant to section 524(g) of the Bankruptcy Code. Net working capital was a negative $12.2 million at December 31, 2009 and a negative $1.6 million at December 31, 2008.

The ratio of current assets to current liabilities was 0.9 to 1.0 at December 31, 2009 and 1.0 to 1.0 at December 31, 2008. Net cash provided by operations during the year ended December 31, 2009 was $3.1 million, as compared to net cash used in operations of $10.1 million during the year ended December 31, 2008.

Capital expenditures for the year ended December 31, 2009 totaled $2.3 million. The Company is currently planning capital expenditures of approximately $3.5 million in 2010 and between $3 million and $5 million in 2011, primarily for maintenance and improvement of plants and equipment, which it expects to fund with cash from operations and credit facilities.

In January 2004, the Bankruptcy Court authorized entry of a final order approving Congoleum's debtor-in-possession financing, which replaced its pre-petition credit facility on substantially similar terms. The debtor-in-possession financing agreement (as amended and approved by the Bankruptcy Court or the District Court to date) provides a revolving credit facility expiring on the earlier of (i) June 30, 2010 and (ii) the date the plan of reorganization in Congoleum's bankruptcy cases becomes effective. This financing agreement contains certain covenants, which include the maintenance of minimum earnings before interest, taxes, depreciation and amortization ("EBITDA"). The financing agreement also includes restrictions on the incurrence of additional debt and limitations on capital expenditures. The covenants and conditions under this financing agreement must be met in order for the Company to borrow from the facility. Congoleum was not in compliance with the minimum EBITDA covenant under its credit facility for the period ended December 31, 2008, and obtained a waiver of that covenant as well as an amendment of the covenant levels for the remaining term of the facility to make them less restrictive. The interest rate was increased to 1.75% above the prime rate. During the second quarter of 2009 the Company received an extension of the existing financing facility to December 31, 2009. A covenant modification and extension fee of $25 thousand was paid in connection with this extension, plus a monthly extension fee of $15 thousand per month. In connection with the amendment for the period ending December 31, 2009, minimum EBITDA covenants were set for the months ending up through December 31, 2009. Borrowings under this facility are collateralized by inventory and receivables. At December 31, 2009, based on the level of receivables and inventory, $21.3 million was available under the facility, of which $2.0 million was utilized for outstanding letters of credit and $14.1 million was utilized by the revolving loan. In November 2009, Congoleum and its debtor–in-possession lender agreed to a further modification of the credit facility that extends the facility until the earlier of June 30, 2010 and the date the plan of reorganization in Congoleum's bankruptcy cases becomes effective. The amendment also provided an additional $5 million of availability under the revolver secured by certain real estate. The $5 million loan availability against real estate reduces by $69 thousand per month beginning December 1, 2009. In connection with the amendment, Congoleum has granted a first lien on its properties on East State Street in Trenton, NJ and in Marcus Hook, PA. The amendment was approved by the District Court. A $60 thousand amendment fee was paid and a $15 thousand monthly fee is payable in connection with this amendment.

There can be no assurances that the Company will continue to be in compliance with the required covenants under this facility or that the debtor-in-possession facility will be renewed prior to its expiration if a plan of reorganization is not confirmed before that time. Congoleum was in compliance with the terms of the debtor-in-possession financing at December 31, 2009, as the excess borrowing availability it maintained under the revolving line of credit exceeded the threshold at which it was required to meet minimum EBITDA levels. Congoleum anticipates that its debtor-in-possession financing facility (including anticipated extensions thereof) together with cash from operations will provide it with sufficient liquidity to operate during 2010 while under Chapter 11 protection. For a plan of reorganization to be confirmed, the Company will need to obtain and demonstrate the sufficiency of exit financing. There can be no assurances the Company will be able to obtain such exit financing or under what terms it might be obtained.

In addition to the provision for asbestos litigation discussed previously, the Company has also recorded what it believes are adequate provisions for environmental remediation and product-related liabilities (other than asbestos-related claims), including provisions for testing for potential remediation of conditions at its own facilities. The Company is subject to federal, state and local environmental laws and regulations and certain legal and administrative claims are pending or have been asserted against the Company. Among these claims, the Company is a named party in several actions associated with waste disposal sites (more fully discussed in Note 16 to the Consolidated Financial Statements contained in Item 8 of this Annual Report on Form 10-K). These actions include possible obligations to remove or mitigate the effects on the environment of wastes deposited at various sites, including Superfund sites and certain of the Company's owned and previously owned facilities. The contingencies also include claims for personal injury and/or property damage. The exact amount of such future cost and timing of payments are indeterminable due to such unknown factors as the magnitude of cleanup costs, the timing and extent of the remedial actions that may be required, the determination of the Company's liability in proportion to other potentially responsible parties, and the extent to which costs may be recoverable from insurance. The Company has recorded provisions in its financial statements for the estimated probable loss associated with all known general and environmental contingencies. While the Company believes its estimate of the future amount of these liabilities is reasonable, and that they will be paid over a period of five to ten years, the timing and amount of such payments may differ significantly from the Company's assumptions. Although the effect of future government regulation could have a significant effect on the Company's costs, the Company is not aware of any pending legislation which would reasonably have such an effect. There can be no assurances that the costs of any future government regulations could be passed along to its customers. Estimated insurance recoveries related to these liabilities are reflected in other non-current assets.

The outcome of these environmental matters could result in significant expenses incurred by or judgments assessed against the Company.

The Company's principal sources of capital are net cash provided by operating activities and borrowings under its financing agreement. The Company believes that its existing cash (including restricted cash), cash generated from operations, and debtor-in-possession credit arrangements should be sufficient to provide adequate working capital for operations during 2010. Congoleum's ability to emerge from Chapter 11 will depend on obtaining sufficient exit financing to settle administrative expenses of the reorganization and any other related obligations, and to provide adequate future liquidity.

Off- Balance Sheet arrangements

The Company does not have any off-balance sheet arrangements.

Critical Accounting Policies

The discussion and analysis of the Company's financial condition and results of operations are based upon the Company's Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires making estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are defined as those that entail significant judgments and estimates, and could potentially result in materially different results under different assumptions and conditions. The Company believes its most critical accounting policies upon which its financial condition depends, and which involve the most complex or subjective decisions or assessments, are those described below. For a discussion on the application of these and other accounting policies, see Note 2 in the Notes to Consolidated Financial Statements contained in Item 8 of this Annual Report on Form 10-K.

Asbestos Contingencies - As discussed in Notes 1 and 17 in the Notes to Consolidated Financial Statements contained in Item 8 of this Annual Report on Form 10-K, the Company is a party to a significant number of lawsuits stemming from its manufacture of asbestos-containing products. During 2009, the Company paid $8.7 million in fees and expenses related to implementation of its planned reorganization under Chapter 11 of the Bankruptcy Code and litigation with certain insurance companies. Based on the Fourth Amended Joint Plan, Congoleum has made provision in its financial statements for the minimum estimated cost to effect its plan to settle asbestos liabilities through confirmation of a plan that complies with section 524(g) of the Bankruptcy Code. Congoleum recorded charges aggregating approximately $104.1 million in prior years. Based on the terms of the Fourth Amended Joint Plan, in the fourth quarter of 2009 Congoleum recorded an additional $5.2 million charge for estimated costs for the reorganization proceedings and coverage litigation. The Company expects to receive $1.3 million from the Trust upon effectiveness of the Fourth Amended Joint Plan related to claims processing fees previously paid.

Inventories - Inventories are stated at the lower of LIFO cost or market. The LIFO (last-in, first-out) method of determining cost is used for substantially all inventories. The Company records as a charge to cost of goods sold any amount required to reduce the carrying value of inventories to the net realizable sales value.

Valuation of Deferred Tax Assets - The Company provides for valuation reserves against its deferred tax assets in accordance with the requirements of the accounting standards issued by the Financial Accounting Standards Board ("FASB"). In evaluating the recovery of deferred tax assets, the Company makes certain assumptions as to future events such as the ability to generate future taxable income.

Environmental Contingencies - The Company has incurred liabilities related to environmental remediation costs at both third-party sites and Company-owned sites. Management has recorded both liabilities and insurance receivables in its financial statements for its estimate of costs and insurance recoveries for future remediation activities. These estimates are based on certain assumptions such as the extent of cleanup activities to be performed, the methods employed in the cleanup activities, the Company's relative share in costs at sites where other parties are involved, and the ultimate insurance coverage available. These projects tend to be long-term in nature, and these assumptions are subject to refinement as facts change. As such, it is possible that the Company may need to revise its recorded liabilities and receivables for environmental costs in future periods resulting in potentially material adjustments to the Company's earnings in future periods.

Pension and Other Postretirement Plans - The Company accounts for its defined benefit pension plans in accordance with the requirements of the accounting standards issued by FASB, which require that amounts recognized in financial statements be determined on an actuarial basis. As permitted by this guidance, the Company uses a calculated value of the expected return on plan assets (which is further described below). Under this guidance, the effects of the actual performance of the pension plan's assets and changes in pension liability discount rates on the Company's computation of pension income or expense are amortized over future periods.

The most significant element in determining the Company's pension income or expense in accordance with this guidance is the expected return on plan assets. For 2009, the Company has assumed that the expected long-term rate of return on plan assets will be 7%. The assumed long-term rate of return on assets is applied to the value of plan assets, which produces the expected return on plan assets that is included in determining pension expense. The difference between this expected return and the actual return on plan assets is deferred. The net deferral of past actuarial gains or losses ($35.4 million loss and $49.5 million loss at December 31, 2009 and 2008, respectively) will ultimately be recognized as an adjustment to future pension expense.

At the end of each year, the Company determines the discount rate to be used to calculate the present value of plan liabilities. The discount rate is an estimate of the current interest rate at which the pension liabilities could be effectively settled at the end of the year. In estimating this rate, the Company looks to rates of return on high-quality, fixed-income investments that receive one of the two highest ratings given by a recognized ratings agency. At December 31, 2009, the Company determined this rate to be 6%.

The Company accounts for its post-retirement benefits other than pensions in accordance with the requirements of the accounting standards issued by FASB, which requires that amounts recognized in financial statements be determined on an actuarial basis. These amounts are projected based on the January 1, 2008 valuation under this guidance and the 2009 year-end disclosure assumptions, including a discount rate of 6% and health care cost trend rates of 9% in 2009 reducing to an ultimate rate of 5% in 2017.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Consolidated Balance Sheets

(dollars in thousands, except per share amounts)

	December 31, 2009	December 31, 2008
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 16,065**	$ 15,077
Restricted cash	**31,580**	29,680
Accounts receivable, less allowances of $325 and $588 as of December 31, 2009 and 2008	**11,699**	13,789
Inventories	**28,883**	35,814
Prepaid expenses and other current assets	**3,868**	3,922
Total current assets	**92,095**	98,282
Property, plant and equipment, net	**49,250**	56,520
Deferred taxes	**14,269**	8,098
Other assets, net	**8,062**	8,967
Total assets	**$ 163,676**	$ 171,867
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Accounts payable	**$ 7,707**	$ 7,132
Accrued liabilities	**16,127**	17,114
Asbestos-related liabilities	**48,458**	50,022
Revolving credit loan	**14,180**	13,994
Deferred taxes	**12,724**	6,533
Accrued taxes	**94**	123
Liabilities subject to compromise – current	**4,997**	4,997
Total current liabilities	**104,287**	99,915
Liabilities subject to compromise - long term	**149,671**	161,503
Total liabilities	**253,958**	261,418
STOCKHOLDERS' EQUITY (DEFICIT)		
Class A common stock, par value $0.01; 20,000,000 shares authorized; 4,736,950 shares issued and 3,663,390 shares outstanding at December 31, 2009 and 2008.	**47**	47
Class B common stock, par value $0.01; 4,608,945 shares authorized, issued and outstanding at December 31, 2009 and 2008	**46**	46
Additional paid-in capital	**49,395**	49,386
Retained deficit	**(95,207)**	(80,038)
Accumulated other comprehensive loss	**(36,750)**	(51,179)
Less Class A common stock held in treasury, at cost; 1,073,560 shares at December 31, 2009 and 2008	**7,813**	7,813
Total stockholders' deficit	**(90,282)**	(89,551)
Total liabilities and stockholders' equity (deficit)	**$ 163,676**	$ 171,867

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Operations

(in thousands, except per share amounts)

	For the years ended December 31,	
	2009	2008
Net sales	**$ 134,917**	$ 172,644
Cost of sales	**114,236**	142,032
Selling, general and administrative expenses	**30,143**	35,397
Asbestos-related reorganization charges	**5,244**	11,491
Loss from operations	**(14,706)**	(16,276)
Other income (expense):		
Interest income	**3**	1,261
Interest expense	**(230)**	(404)
Other income	**875**	340
Other expense	**(971)**	(1,310)
Loss before income taxes	**(15,029)**	(16,389)
Provision for (benefit from) income taxes	**140**	(1,768)
Net loss	**$ (15,169)**	$ (14,621)
Net loss per common share		
Basic	**$ (1.83)**	$ (1.77)
Diluted	**(1.83)**	(1.77)
Weighted average number of common shares outstanding		
Basic	**8,272**	8,272
Diluted	**8,272**	8,272

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Changes in Stockholders' Equity (Deficit)

(dollars in thousands)

	Common Stock Class A	Common Stock Class B	Additional Paid-in Capital	Retained Deficit	Accumulated Other Comprehensive Loss	Treasury Stock	Total Stockholders' Equity (Deficit)	Comprehensive Income (Loss)
Balance at December 31, 2007	$ 47	$ 46	$ 49,368	$ (65,417)	$ (22,687)	$ 7,813	$ (46,456)	
Stock based compensation expense	--	--	18	--	--	--	18	
Minimum pension liability ...	--	--	--	--	(28,492)	--	(28,492)	$ (28,492)
Net loss	--	--	--	(14,621)	--	--	(14,621)	(14,621)
Net comprehensive income ...	--	--	--	--	--	--	--	$ (43,113)
Balance at December 31, 2008	$ 47	$ 46	$ 49,386	$ (80,038)	$ (51,179)	$ 7,813	$ (89,551)	
Stock based compensation expense	--	--	9		--	--	9	
Minimum pension liability ...	--	--	--	--	14,429	--	14,429	14,429
Net loss	--	--	--	(15,169)		--	(15,169)	$ (15,169)
Net comprehensive loss ...	--	--	--			--	--	$ (740)
Balance at December 31, 2009	**$ 47**	**$ 46**	**$49,395**	**$ (95,207)**	**$ (36,750)**	**$ 7,813**	**$ (90,282)**	

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Cash Flows
(dollars in thousands)

	For the years ended December 31, 2009	2008
Cash flows from operating activities:		
Net loss	**$ (15,169)**	$ (14,621)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation	**9,584**	10,064
Amortization	**--**	174
Deferred taxes	**20**	(1,721)
Asbestos-related charges	**5,244**	11,491
Stock based compensation expense	**9**	18
Changes in certain assets and liabilities:		
Accounts and notes receivable	**2,090**	373
Inventories	**6,931**	(632)
Prepaid expenses and other assets	**54**	48
Accounts payable	**575**	(3,267)
Accrued liabilities	**(987)**	(3,848)
Asbestos-related liabilities	**(8,708)**	(15,895)
Proceeds from legal fee disgorgement	**--**	9,168
Other liabilities	**3,473**	(1,494)
Net cash provided by (used in) operating activities	**3,116**	(10,142)
Cash flows from investing activities:		
Capital expenditures, net	**(2,314)**	(4,591)
Net cash used in investing activities	**(2,314)**	(4,591)
Cash flows from financing activities:		
Net short-term borrowings	**186**	3,443
Net change in restricted cash	**--**	40
Net cash provided by financing activities	**186**	3,483
Net increase (decrease) in cash and cash equivalents	**988**	(11,250)
Cash and cash equivalents:		
Beginning of year	**15,077**	26,327
End of year	**$ 16,065**	$ 15,077

The accompanying notes are an integral part of the financial statements.

Notes to Consolidated Financial Statements

1. Basis of Presentation:

The Consolidated Financial Statements of Congoleum Corporation (the "Company" or "Congoleum") have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Accordingly, the financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. As described more fully below, there is substantial doubt about the Company's ability to continue as a going concern unless it obtains relief from its substantial asbestos liabilities through a successful reorganization under Chapter 11 of the Bankruptcy Code.

Based upon the nature of the Company's operations, facilities and management structure, the Company considers its business to constitute a single segment for financial reporting purposes.

Certain amounts appearing in the prior period's condensed consolidated financial statements have been reclassified to conform to the current period's presentation.

On December 31, 2003, Congoleum filed a voluntary petition with the Bankruptcy Court (Case No. 03-51524) seeking relief under Chapter 11 of the Bankruptcy Code as a means to resolve claims asserted against it related to the use of asbestos in its products decades ago. During 2003, Congoleum had obtained the requisite votes of asbestos personal injury claimants necessary to seek approval of a proposed, pre-packaged Chapter 11 plan of reorganization. In January 2004, the Company filed its proposed plan of reorganization and disclosure statement with the Bankruptcy Court. In November 2004, Congoleum filed the Fourth Plan with the Bankruptcy Court reflecting the result of further negotiations with representatives of the ACC, the FCR and other asbestos claimant representatives. The Bankruptcy Court approved the disclosure statement and plan voting procedures in December 2004 and Congoleum obtained the requisite votes of asbestos personal injury claimants necessary to seek approval of the Fourth Plan. In April 2005, Congoleum announced that it had reached an agreement in principle with representatives of the ACC and the FCR to make certain modifications to its proposed plan of reorganization and related documents governing the settlement and payment of asbestos-related claims against Congoleum. Under the agreed-upon modifications, asbestos claimants with claims settled under Congoleum's pre-petition settlement agreements would agree to forbear from exercising the security interest they were granted and share on a *pari passu* basis with all other present and future asbestos claimants in insurance proceeds and other assets of the Plan Trust. In July 2005, Congoleum filed the Sixth Plan and related documents with the Bankruptcy Court which reflected the result of these negotiations, as well as other technical modifications. The Bankruptcy Court approved the disclosure statement and voting procedures and Congoleum commenced solicitation of acceptances of the Sixth Plan in August 2005.

In September 2005, Congoleum learned that certain asbestos claimants were unwilling to agree to forbear from exercising their security interest as contemplated by the Sixth Plan and the Sixth Plan was subsequently withdrawn. In November 2005, the Bankruptcy Court denied a request to extend Congoleum's exclusive right to file a plan of reorganization and solicit acceptances thereof. In March 2006, Congoleum filed the Eighth Plan. In addition, CNA filed a plan of reorganization and the Bondholders' Committee also filed a plan of reorganization. In May 2006, the Bankruptcy Court ordered all parties in interest in Congoleum's reorganization proceedings to participate in global mediation discussions. Numerous mediation sessions took place from June through September 2006. During the initial mediation negotiations, Congoleum reached an agreement in principle, subject to mutually agreeable definitive documentation, with the ACC, the FCR and the Company's controlling shareholder, ABI, on certain terms of the Ninth Plan, which Congoleum filed and proposed jointly with the ACC in August 2006. CNA and the Bondholders' Committee jointly filed a new, competing plan in August 2006 and each withdrew its prior plan of reorganization. Following further mediated negotiations, Congoleum, the ACC, the FCR, ABI and the Bondholders' Committee reached agreement on the terms of the Tenth Plan, which Congoleum filed jointly with the ACC in September 2006. Following the Bondholders' Committee's withdrawal of support for CNA's plan, CNA filed the CNA Plan.

In October 2006, Congoleum and the ACC jointly filed the Eleventh Plan, a revised version of the Tenth Plan which reflected minor technical changes agreed to by the various parties supporting Congoleum's Plan. In October 2006, the Bankruptcy Court held a hearing to consider the adequacy of the disclosure statements with respect to the Tenth Plan and the CNA Plan and to hear arguments on respective summary judgment motions as to whether the Tenth Plan and the CNA Plan were confirmable as a matter of law. The Bankruptcy Court provisionally approved the disclosure statements for both the Tenth Plan and the CNA Plan subject to the Bankruptcy Court's ruling on the respective summary judgment motions. In February 2007, the Bankruptcy Court issued two separate opinions ruling that the Tenth Plan and the CNA Plan were not confirmable as a matter of law. In March 2007, Congoleum resumed global plan mediation discussions with the various parties seeking to resolve the issues raised in the Bankruptcy Court's ruling with respect to the Tenth Plan. In July 2007, the FCR filed a plan of reorganization and proposed disclosure statement. After extensive further mediation sessions, in February 2008 the FCR, the ACC, the Bondholders' Committee and Congoleum jointly filed the Joint Plan. The Bankruptcy Court approved the disclosure statement for the Joint Plan in February 2008, and the Joint Plan was solicited in accordance with court-approved voting procedures. Various objections to the Joint Plan were filed, and in May 2008 the Bankruptcy Court heard oral argument on summary judgment motions relating to certain of those objections. In June 2008, the Bankruptcy Court issued a ruling that the Joint Plan was not legally confirmable, and issued an Order to Show Cause why the case should not be converted or dismissed pursuant to 11 U.S.C. § 1112. Following a further hearing in June 2008, the Bankruptcy Court issued an opinion that vacated the Order to Show Cause and instructed the parties to propose a confirmable plan by the end of calendar year 2008. Following further negotiations, the Bondholders' Committee, the ACC, the FCR, representatives of holders of pre-petition settlements and Congoleum reached an agreement in principle. A term sheet describing the Amended Joint Plan and the Litigation Settlement was signed by the parties to the agreement

and filed with the Bankruptcy Court in August 2008. Certain insurers and a large bondholder filed objections to the Litigation Settlement and/or reserved their rights to object to confirmation of the Amended Joint Plan. The Bankruptcy Court approved the Litigation Settlement following a hearing in October 2008, but the court reserved until a later date a determination of whether the settlement met the standards required for confirmation of a plan of reorganization. The Amended Joint Plan was filed with the Bankruptcy Court in November 2008. In January 2009, certain insurers filed a motion for summary judgment seeking denial of confirmation of the Amended Joint Plan on several discrete issues, and a hearing was held in February 2009. In February 2009, the Bankruptcy Court issued the Summary Judgment Ruling, which granted the insurers' motion found certain provisions of the Amended Joint Plan unconfirmable as a matter of law. Pursuant to the ruling, the Bankruptcy Court entered the Order of Dismissal dismissing Congoleum's bankruptcy case. In March 2009, an order was entered by the Bankruptcy Court granting a stay of the Order of Dismissal pending entry of a final non-appealable decision affirming the Order of Dismissal.

In February 2009, Congoleum, the Bondholders' Committee and the ACC appealed the Order of Dismissal and the Summary Judgment Ruling to the District Court. In August 2009, the District Court issued an opinion and order reversing the Order of Dismissal With respect to the plan of reorganization, the District Court ruled that a settlement with certain asbestos claimants was not an impediment to confirmation while another plan provision would require a minor modification. The decision also provided specific guidance about the plan and directed the parties in the case to provide briefings in preparation for a confirmation hearing. In addition, the District Court assumed jurisdiction over the entire Chapter 11 proceedings from the Bankruptcy Court. Certain insurers have filed notices of appeal with respect to the District Court Order with the Third Circuit. Congoleum, the Bondholders' Committee and the ACC have moved to dismiss the appeals, and such motion is pending. As a result of the Multi-Insurer Settlement, discussed below, the insurers' appeal before the Third Circuit is presently suspended, and within three business days of the order approving the Multi-Insurer Settlement becoming a final order, such appeal will be terminated.

Following additional negotiations, in October 2009, the ACC, the Bondholders' Committee and Congoleum jointly filed the Second Amended Joint Plan and disclosure statement with the District Court.

In late 2009 and early 2010, negotiations among Congoleum, the Bondholders' Committee, the FCR, the ACC, other asbestos claimant representatives, and various insurers and New Jersey insurance guaranty organizations culminated in the Multi-Insurer Settlement, a $100 million settlement with nine insurance groups and two New Jersey insurance guaranty associations. Subject to various requirements set forth in the Multi-Insurer Settlement, the insurance companies and guaranty associations will pay $100 million to settle certain policies issued to Congoleum and such amount will be paid to the Plan Trust of which $97 million will be available for the payment of asbestos claims. The Multi-Insurer Settlement was approved by the District Court on February 19, 2010. Further insurance settlements totaling $109 million have received either Bankruptcy Court or District Court approval.

On February 12, 2010, the Congoleum, the Bondholders' Committee, the FCR and the ACC jointly filed the Third Amended Joint Plan and disclosure statement with the District Court. In order to address comments received on the Third Amended Joint Plan from various parties, a further revised plan of reorganization and disclosure statement, the Fourth Amended Joint Plan, was filed on March 11, 2010 by Congoleum, the Bondholders' Committee, the FCR and the ACC. The terms of the Third and Fourth Amended Joint Plans are substantially similar to those of the Second Amended Joint Plan. On March 12, 2010, the District Court approved the adequacy of the disclosure statement and voting procedures for the Fourth Amended Joint Plan and a confirmation hearing is scheduled to commence on June 7, 2010.

There can be no assurance that the Fourth Amended Joint Plan or any other plan of reorganization, if proposed, will receive the acceptances necessary for confirmation, that the Fourth Amended Joint Plan will not be modified further, that any plan will receive necessary court approvals from the District Court, that such approvals will be received in a timely fashion, that any plan will be confirmed if the District Court Order were reversed, that any plan, if confirmed, will become effective, that there will be sufficient funds to pay for continued proceedings with respect to any plan of reorganization or that the order approving the Multi-Insurer Settlement will become a final order thereby causing the termination of the appeal of the District Court Order before the Third Circuit. It also is unclear whether any other person might successfully propose and confirm a plan or what any such plan, if and when confirmed, would ultimately provide, and whether the District Court would approve such a plan. Any plan of reorganization pursued by the Company will be subject to numerous conditions, approvals and other requirements, including District Court approval, and there can be no assurance that such conditions, approvals and other requirements will be satisfied or obtained.

Congoleum has reached settlement agreements with all but one of its insurance carriers, and that insurance carrier has filed various objections to the Fourth Amended Joint Plan. Certain other parties have also filed various objections to Congoleum's previously proposed plans of reorganization and may file objections to the Fourth Amended Joint Plan.

In anticipation of Congoleum's commencement of the Chapter 11 cases, Congoleum entered into the Claimant Agreement, which provides for an aggregate settlement value of at least $466 million, as well as an additional number of individually negotiated trial listed settlements with an aggregate value of approximately $25 million, for total settlements in excess of $491 million. As contemplated by the Claimant Agreement, Congoleum also entered into agreements establishing the Collateral Trust to distribute funds in accordance with the terms of the Claimant Agreement and granting the Collateral Trust a security interest in Congoleum's rights under its applicable insurance coverage and payments from Congoleum's insurers for asbestos claims. In December 2005, Congoleum commenced the Avoidance Actions seeking to void the security interest granted to the Collateral Trust and such pre-petition settlements. Following summary judgment hearings, the Bankruptcy Court rendered decisions that the grant of the security interest was not valid but denying motions to avoid the settlements; certain of these decisions are under appeal. The terms of the Fourth Amended Joint Plan provide for a settlement of litigation related to the Avoidance Actions. However, at this time, it is not possible

to estimate how that settlement may affect the nominal liability. In addition, as a result of tabulating ballots on the Fourth Plan, the Company is also aware of claims by claimants whose claims were not determined under the Claimant Agreement but who have submitted claims with a value of approximately $512 million based on the settlement values applicable in the Sixth Plan. Congoleum does not believe it can reasonably estimate the liability associated with claims that may be pending.

In 2009, the Company paid $8.7 million in fees and expenses related to implementation of its planned reorganization under the Bankruptcy Code and the Coverage Action. Based on its reorganization plans, Congoleum has made provision in its financial statements for the minimum estimated cost to effect its plan to settle asbestos liabilities through confirmation of a plan that complies with section 524(g) of the Bankruptcy Code. Congoleum recorded charges aggregating approximately $51.3 million in years prior to 2007. Based on the terms of the Joint Plan, in the fourth quarter of 2007 Congoleum recorded an additional $41.3 million charge. Of that charge, $14.9 million related to the write-off of certain insurance litigation costs receivable that would not have been collected under the terms of the Joint Plan and are not expected to be collected under any subsequent plan, including the Fourth Amended Joint Plan, and $26.4 million was an additional provision for estimated costs for the reorganization proceedings and the Coverage Action. In the fourth quarter of 2007 Congoleum also recorded a $41.0 million interest expense credit to reverse post-petition interest accrued on its Senior Notes. Terms of previous reorganization plans had provided, among other things, for the payment of post-petition interest on the Senior Notes and therefore Congoleum had continued to accrue such interest. Under the terms of the Joint Plan, and the terms of all subsequent plans proposed to date including the Fourth Amended Joint Plan, the Senior Note holders would not have received any post-petition interest. Based on developments affecting the expected timing of its reorganization plans, Congoleum recorded an additional charge of $11.5 million in the third quarter of 2008 and $5.2 million in the fourth quarter of 2009 for costs to effect its reorganization

Costs for pursuing and implementing the Fourth Amended Joint Plan or any other plan of reorganization could be materially higher than currently recorded or previously estimated. Delays in proposing, filing or obtaining approval of the Fourth Amended Joint Plan, or the proposal or solicitation of additional plans by other parties, could result in a proceeding that takes longer and is more costly than the Company has previously estimated. The Company may experience and therefore record significant additional charges in connection with its reorganization proceedings.

For more information regarding the Company's asbestos liability and plan for resolving that liability, please refer to Note 17 of the Notes to Consolidated Financial Statements contained in Item 8 of this Annual Report on Form 10-K .

The American Institute of Certified Public Accountants provides financial reporting guidance for entities that are reorganizing under the Bankruptcy Code. The Company implemented this guidance in its consolidated financial statements for periods after December 31, 2003.

Pursuant to the FASB Staff Position literature, companies are required to segregate pre-petition liabilities that are subject to compromise and report them separately on the balance sheet. Liabilities that may be affected by a plan of reorganization are recorded at the amount of the expected allowed claims, even if they may be settled for lesser amounts. Substantially all of the Company's liabilities at December 31, 2003 have been reclassified as liabilities subject to compromise. Obligations arising post-petition, and pre-petition obligations that are secured, are not classified as liabilities subject to compromise.

Additional pre-petition claims (liabilities subject to compromise) may arise due to the rejection of executory contracts or unexpired leases, or as a result of the allowance of contingent or disputed claims.

2. Summary of Significant Accounting Policies:

Nature of Business - Congoleum manufactures resilient sheet and tile flooring products. These products, together with a limited quantity of related products purchased for resale, are sold primarily to wholesale distributors and major retailers in the United States and Canada. Based upon the nature of the Company's operations, facilities and management structure, the Company considers its business to constitute a single segment for financial reporting purposes.

Basis of Consolidation - The accompanying consolidated financial statements reflect the operations, financial position and cash flows of the Company and include the accounts of the Company and its subsidiaries after elimination of all significant inter-company transactions in consolidation.

Use of Estimates and Critical Accounting Policies - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Critical accounting policies are defined as those that entail significant judgments and estimates, and could potentially result in materially different results under different assumptions and conditions. The Company believes that the most critical accounting policies upon which its financial condition depends, and which involve the most complex or subjective decisions or assessments, concern asbestos liabilities, inventories, environmental contingencies, valuation of deferred tax assets, and pension plan and post-retirement benefits.

Although the Company believes it employs reasonable and appropriate estimates and assumptions in the preparation of its financial statements and in the application of accounting policies, if business conditions are different than the Company has assumed they will be, or if the Company used different estimates and assumptions, it is possible that materially different amounts could be reported in the Company's financial statements.

Revenue Recognition - Revenue is recognized when products are shipped and title has passed to the customer. Net sales are comprised of the total sales billed during the period less the sales value of estimated returns and sales incentives, which consist primarily of trade discounts and customers' allowances. The Company defers recognition of revenue for its estimate of potential sales returns under right-of-return agreements with its customers until the right-of-return period lapses.

Selling, General and Administrative Expenses - Selling, general and administrative expenses are charged to income as incurred. Expenses promoting and selling products are classified as selling expenses and include such items as advertising, sales commissions and travel. Advertising expenses amounted to $0.3 million and $0.8 million in 2009 and 2008, respectively. General and administrative expenses include such items as officers' salaries, office supplies, insurance and office rental. In addition, general and administrative expenses include other operating items such as provision for doubtful accounts, professional (accounting and legal) fees, purchasing and environmental remediation costs.

Cash and Cash Equivalents - All highly liquid debt instruments with a maturity of three months or less at the time of purchase are considered to be cash equivalents.

Restricted Cash – Under the terms of its revolving credit agreement, payments on the Company's accounts receivable are deposited in an account assigned by the Company to its lender and the funds in that account are used by the lender to pay down any loan balance. Restricted cash represents funds deposited in this account but not immediately applied to the loan balance. At December 31, 2009 and 2008, there were no funds restricted under this financing agreement. Additionally, $31.6 million and $29.7 million from insurance carrier settlements are included as restricted cash at December 31, 2009 and 2008, respectively.

Short-Term Investments - The Company invests in highly liquid debt instruments with strong credit ratings. Commercial paper investments with a maturity greater than three months, but less than one year at the time of purchase, are considered to be short-term investments. The Company maintains cash and cash equivalents and short-term investments with certain financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company's investment strategy.

Accounts Receivable – Accounts receivable are stated net of an allowance for doubtful accounts and cash discounts of $0.3 million and $0.6 million as of December 31, 2009 and 2008, respectively. The balance includes amounts due from distributors and mass merchandisers primarily located in the United States and Canada.

Inventories - Inventories are stated at the lower of LIFO cost or market. The LIFO (last-in, first-out) method of determining cost is used for substantially all inventories. The Company records as a charge to cost of goods sold any amount required to reduce the carrying value of inventories to the net realizable sales value.

Property, Plant, and Equipment - Property, plant, and equipment are recorded at cost and are depreciated over their estimated useful lives (30 years for buildings, 15 years for building improvements, production equipment and heavy-duty vehicles, 3 to 10 years for light-duty vehicles and office furnishings and equipment) on the straight-line method for financial reporting and accelerated methods for income tax purposes. Costs of major additions and betterments are capitalized; maintenance and repairs which do not improve or extend the life of the respective assets are charged to operations as incurred. When an asset is sold, retired or otherwise disposed of, the cost of the asset and the related accumulated depreciation are removed from the respective accounts and any resulting gain or loss is reflected in operations.

Environmental Remediation - The Company is subject to federal, state and local environmental laws and regulations. The Company records a liability for environmental remediation claims when a cleanup program or claim payment becomes probable and the costs can be reasonably estimated. The recorded liabilities are not discounted for delays in future payments (see Note 16).

Asbestos Liabilities and Plan of Reorganization – The Company is a defendant in a large number of asbestos-related lawsuits and has filed a proposed joint plan of reorganization under Chapter 11 of the United States Bankruptcy Code to resolve this liability (see Note 17). Accounting for asbestos-related and reorganization costs includes significant assumptions and estimates, and actual results could differ materially from those estimates.

Income Taxes - Deferred tax assets and liabilities are recognized based on temporary differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. This standard requires current recognition of net deferred tax assets to the extent that it is more likely than not that such net assets will be realized. To the extent that the Company believes that its net deferred tax assets will not be realized, a valuation allowance must be recorded against those assets.

Allowance for Doubtful Accounts and Cash Discounts – The Company provides an allowance for doubtful accounts and cash discounts based on estimates of historical collection experience and a review of the current status of trade accounts receivable, revising its estimates when circumstances dictate.

Product Warranties – The Company provides product warranties for specific product lines and accrues for estimated future warranty cost in the period in which the revenue is recognized. The following table sets forth activity in the Company's warranty reserves (in millions):

	December 31,	
	2009	2008
Beginning balance	**$ 1.5**	$ 1.8
Accruals	**3.3**	3.5
Charges	**(3.4)**	(3.8)
Ending balance	**$ 1.4**	$ 1.5

Shipping and Handling Costs - Shipping costs for the years ended December 31, 2009 and 2008, were $0.3 million and $0.5 million, respectively, and are included in selling, general and administrative expenses.

Earnings Per Share – The calculation of basic earnings per share is based on the average number of common shares outstanding during the period. Diluted earnings per share reflect the effect of all potentially diluted securities which consist of outstanding common stock options.

Long-lived Assets - The Company periodically considers whether there has been a permanent impairment in the value of its long-lived assets, primarily property and equipment, in accordance with FASB standards. The Company evaluates various factors, including current and projected future operating results and the undiscounted cash flows for the under-performing long-lived assets. The Company then compares the carrying amount of the asset to the estimated future undiscounted cash flows expected to result from the use of the asset. To the extent that the estimated future undiscounted cash flows are less than the carrying amount of the asset, the asset is written down to its estimated fair market value and an impairment loss is recognized. The value of impaired long-lived assets is adjusted periodically based on changes in these factors. At December 31, 2009, the Company determined, based on its evaluation, that the carrying value of its long-lived assets was appropriate. No adjustments to the carrying costs were made.

Share Based Payment – On December 16, 2004, the FASB issued an accounting ruling that requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values at the date of grant.

At December 31, 2009, there was $0.1 thousand of unrecognized compensation expense related to share-based payments, which is expected to be recognized over a weighted-average period of 1 year.

The fair value for these options granted was estimated at the date of grant using a Black-Scholes option pricing model.

New Accounting Standards

In September 2006, the Financial Accounting Standards Board (the "FASB") issued new guidance which provides a common fair value hierarchy for companies to follow in determining fair value measurements in the preparation of financial statements and expands disclosure requirements relating to how such fair value measurements were developed. This guidance clarifies the principle that fair value should be based on the assumptions that the marketplace would use when pricing an asset or liability, rather than company-specific data. It is effective for fiscal years beginning after November 15, 2007. The Company adopted the standard on January 1, 2008 and the adoption did not have a material impact on the Company's consolidated financial statements.

In April 2009, the FASB issued new guidance on "Interim Disclosures about Fair Value of Financial Instruments". This new guidance amends previous guidance "Disclosures about Fair Value of Financial Instruments," and requires disclosures about fair value of financial

instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This guidance also amends previous guidance "Interim Financial Reporting," which requires those disclosures in summarized financial information at interim reporting periods. This new guidance is effective for interim reporting periods ending after June 15, 2009. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements. The fair value of the Company's financial instruments approximated the carrying value as of December 31, 2009 and December 31, 2008, in each case due to the short-term and the variable interest rate nature of the financial instruments.

In May 2009, the FASB issued new accounting guidance, which establishes general standards of accounting and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This standard is effective for interim and annual periods ending after June 15, 2009. The Company adopted this standard as of June 30, 2009 which did not have an impact on its consolidated financial statements.

On September 30, 2009, the Company adopted guidance issued by the FASB to the authoritative hierarchy if nongovernmental U.S. GAAP. These changes establish the FASB Accounting Standards Codification ™ ("Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions or Emerging Issue Task Force Abstracts; instead, the FASB will issue Accounting Standards Updates. This guidance and the Codification itself do not change GAAP. Other than the manner in which new accounting guidance is referenced, the adoption of these changes did not have an impact on the Company's consolidated financial statements.

3. Inventories:

A summary of the major components of inventories is as follows (in thousands):

	December 31, 2009	December 31, 2008
Finished goods	**$ 23,193**	$ 30,203
Work-in-process	**1,761**	852
Raw materials and supplies	**3,929**	4,759
Total inventories	**$ 28,883**	$ 35,814

If the FIFO (first in, first out) inventory method, which approximates replacement cost, had been used to value these inventories, they would have been $9.6 million higher at December 31, 2009 and $10.4 million higher at December 31, 2008. During 2009, inventory quantities were decreased resulting in a LIFO layer decrement and reduction in cost of sales of $0.8 million. The LIFO method is utilized in determining inventory values as it results in better matching of costs and revenue.

4. Property, Plant, and Equipment:

A summary of the major components of property, plant, and equipment is as follows (in thousands):

	December 31, 2009	December 31, 2008
Land	**$ 2,931**	$ 2,931
Buildings and improvements	**48,493**	48,353
Machinery and equipment	**199,903**	196,810
Construction-in-progress	**1,880**	2,799
	253,207	250,893
Less accumulated depreciation	**203,957**	194,373
Total property, plant, and equipment, net	**$ 49,250**	$ 56,520

Interest is capitalized in connection with the construction of major facilities and equipment. The capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset's estimated useful life. Capitalized interest for 2009 and 2008 was $104.6 thousand and $9.4 thousand respectively. Total depreciation expense for 2009 and 2008 was $9.6 million and $10.1 million, respectively.

5. Liabilities Subject to Compromise:

As a result of the Company's Chapter 11 filing (see Notes 1 and 17), the Company follows financial reporting guidance promulgated by the AICPA for entities that are reorganizing under the Bankruptcy Code. Pursuant to this guidance, the Company is required to segregate pre-petition liabilities that are subject to compromise and report them separately on the consolidated balance sheet. Liabilities that may be affected by a plan of reorganization are recorded at the amount of the expected allowed claims, even if they may be settled for lesser amounts. Substantially all of the Company's pre-petition debt is recorded at face value and is classified within liabilities subject to compromise. Prior to the fourth quarter of 2007, the Company's accrued interest expense on its Senior Notes was also recorded in liabilities subject to compromise. In the fourth quarter of 2007 Congoleum recorded a $41.0 million interest expense credit to reverse post-petition interest accrued on its Senior Notes. Terms of previous reorganization plans had provided, among other things, for the payment of post-petition interest on the Senior Notes and therefore Congoleum had continued to accrue such interest. Under the terms of the Fourth Amended Joint Plan, the Senior Note holders will not receive any post-petition interest.

Liabilities subject to compromise are as follows (in thousands):

	December 31, 2009	December 31, 2008
Current		
Pre-petition other payables and accrued interest	**$ 4,997**	$ 4,997
Non-current		
Debt (at face value)	**100,000**	100,000
Pension liability	**26,286**	37,022
Other post-retirement benefit obligation	**11,117**	10,938
Pre-petition other liabilities	**12,268**	13,543
Total liabilities subject to compromise	**$ 154,668**	$ 166,500

Additional pre-petition claims (liabilities subject to compromise) may arise due to the rejection of executory contracts or unexpired leases, or as a result of the allowance of contingent or disputed claims.

6. Accrued Liabilities:

A summary of the significant components of accrued liabilities consists of the following (in thousands):

	December 31, 2009	December 31, 2008
Accrued warranty, marketing and sales promotion	**$12,285**	$ 13,167
Employee compensation and related benefits	**2,828**	3,349
Other	**1,014**	598
Total accrued liabilities	**$16,127**	$ 17,114

As a result of the Company's Chapter 11 bankruptcy filing and in accordance with AICPA Statement that provides financial reporting guidance for entities that are reorganizing under the Bankruptcy Code, certain liabilities are included in liabilities subject to compromise on the balance sheet as of December 31, 2009 and 2008 (see Note 5).

7. Debt:

In January 2004, the Bankruptcy Court authorized entry of a final order approving Congoleum's debtor-in-possession financing, which replaced its pre-petition credit facility on substantially similar terms. The debtor-in-possession financing agreement (as amended and approved by the Bankruptcy Court or District Court to date) provides a revolving credit facility expiring on the earlier of (i) June 30, 2010 and (ii) the date the plan of reorganization in Congoleum's bankruptcy cases becomes effective. This financing agreement contains certain covenants, which include the maintenance of minimum earnings before interest, taxes, depreciation and amortization ("EBITDA"). The financing agreement also includes restrictions on the incurrence of additional debt and limitations on capital expenditures. The covenants and conditions under this financing agreement must be met in order for the Company to borrow from the facility. Congoleum was not in compliance with the minimum EBITDA covenant under its credit facility for the period ended December 31, 2008, and obtained a waiver of that covenant as well as an amendment of the covenant levels for the remaining term of the facility to make them less restrictive. The interest rate was increased to 1.75% above the prime rate. During the second quarter of 2009 the Company received an extension of the existing financing facility to December 31, 2009. A covenant modification and extension fee of $25 thousand was paid in connection with this extension, plus a monthly extension fee of $15 thousand per month. In connection with the amendment for the period ending December 31, 2009, minimum EBITDA covenants were set for the months ending up through December 31, 2009. Borrowings under this facility are collateralized by inventory and receivables. At December 31, 2009, based on the level of receivables and inventory, $21.3 million was available under the facility, of which $2.0 million was utilized for outstanding letters of credit and $14.1 million was utilized by the revolving loan. In November, 2009, Congoleum and its debtor –in-possession lender agreed to a further modification of the credit facility that extends the facility until the earlier of June 30, 2010 and the date the plan of reorganization in Congoleum's bankruptcy cases becomes effective. The amendment also provides an additional $5 million of availability under the revolver secured by certain real estate. The $5 million loan availability against real estate reduces by $69 thousand per month beginning December 1, 2009. In connection with the amendment, Congoleum has granted a first lien on its properties on East State Street in Trenton, NJ and in Marcus Hook, PA. A $60 thousand amendment fee was paid and $15 thousand monthly fee is payable in connection with this amendment.

On August 3, 1998, the Company issued $100 million of the Senior Notes priced at 99.505% to yield 8.70%. The Senior Notes are redeemable at the option of the Company, in whole or in part, at any time on or after August 1, 2003 at predetermined redemption prices (ranging from 104% to 100%), plus accrued and unpaid interest to the date of redemption. The indenture governing the Senior Notes includes certain restrictions on additional indebtedness and uses of cash, including dividend payments. The commencement of the Chapter 11 proceedings constituted an event of default under the indenture governing the Senior Notes. During 2003, the Company and the trustee under the indenture governing the Senior Notes amended the indenture, and sufficient note holders consented, to explicitly permit the Company to take steps in connection with preparing and filing its prepackaged plan of reorganization under Chapter 11 of the Bankruptcy Code. The amount of accrued interest on the Senior Notes that was not paid as of the bankruptcy filing on December 31, 2003 was approximately $3.6 million. The accrued interest and the principal amount of the Senior Notes are included in "Liabilities Subject to Compromise" (see Note 5) as of December 31, 2009.

Interest paid during 2009 and 2008 was $0.3 million and $0.4 million, respectively.

8. Other Liabilities:

As a result of the Company's Chapter 11 bankruptcy filing and in accordance with AICPA Statement that provides financial reporting guidance for entities that are reorganizing under the Bankruptcy Code, certain liabilities are included in liabilities subject to compromise on the balance sheet as of December 31, 2009 and 2008 (see Note 5).

9. Research and Development Costs:

Total research and development costs charged to operations amounted to $2.5 million and $3.8 million for the years ended December 31, 2009 and 2008, respectively.

10. Operating Lease Commitments and Rent Expense:

The Company leases certain office facilities, renewed in January 2010 for ten years, and equipment under leases with varying terms. Certain leases contain rent escalation clauses. These rent expenses are recognized on a straight-line basis over the respective term of the lease.

Future minimum lease payments of non-cancelable operating leases having initial or remaining lease terms in excess of one year as of December 31, 2009 are as follows (in thousands):

Years Ending:	
2010	$1,721
2011	1,086
2012	866
2013	746
2014	746
2015	746
Thereafter	2,984
Total minimum lease payments	$8,895

Rent expense was $2.8 million and $3.1 million, respectively for the years ended December 31, 2009 and 2008.

11. Pensions and Other Postretirement Plans:

The Company sponsors several non-contributory defined benefit pension plans covering most of the Company's employees. Benefits under the plans are based on years of service and employee compensation. Amounts funded annually by the Company are actuarially determined using the projected unit credit and unit credit methods and are equal to or exceed the minimum required by government regulations. The Company also maintains health and life insurance programs for retirees (reflected in the table below in "Other Benefits").

The following summarizes the change in the benefit obligation, the change in plan assets, the funded status, and reconciliation to the amounts recognized in the balance sheets for the pension benefits and other benefit plans. The measurement date for all items set forth below is the last day of the fiscal year presented.

Obligations and Funded Status:	At December 31,			
	Pension Benefits		**Other Benefits**	
(in thousands)	**2009**	2008	**2009**	2008
Change in Benefit Obligation:				
Benefit obligation at beginning of year	**$85,477**	$79,787	**$11,487**	$ 9,926
Service cost	**1,094**	1,370	**226**	188
Interest cost	**4,961**	4,545	**645**	594
Actuarial (gain) loss	**(2,089)**	4,399	**(290)**	1,186
Curtailments	**(133)**	-0-	**-0-**	-0-
Benefits paid	**(4,807)**	(4,624)	**(440)**	(407)
Benefit obligation at end of year	**$84,503**	$85,477	**$11,628**	$11,487
Change in Plan Assets:				
Fair value of plan assets at beginning of year	**$48,455**	$69,016	**$ --**	$ --
Actual return on plan assets	**11,226**	(19,459)	--	--
Employer contribution	**3,343**	3,522	--	--
Benefits paid	**(4,806)**	(4,624)	--	--
Fair value of plan assets at end of year	**$ 58,218**	$48,455	**$ --**	$ --
Unfunded status	**($26,285)**	($37,022)	**($11,628)**	($11,487)
Unrecognized net actuarial loss	**35,384**	49,452	**1,031**	1,386
Unrecognized prior service cost	**4**	6	--	--
Net amount recognized	**$ 9,103**	$12,436	**($10,597)**	($10,101)

Amounts recorded in the balance sheets consist of:

(in thousands)	Pension Benefits		Other Benefits	
	2009	2008	**2009**	2008
Accrued benefit cost	**($26,285)**	($37,022)	**($11,628)**	($11,487)
Intangible asset	**--**	--	**--**	--
Accumulated other comprehensive loss	**35,388**	49,458	**1,031**	**1,386**
Net amounts recorded	**$ 9,103**	$12,436	**($10,597)**	($10,101)

Included in accumulated other comprehensive loss at December 31, 2009 and 2008 was the tax effect of $0.2 million for the changes in minimum pension liability recorded in prior years.

Information for pension plans with an accumulated benefit obligation in excess of plan assets:

(in thousands)	December 31,	
	2009	2008
Projected benefit obligation	**$84,503**	$85,477
Accumulated benefit obligation	**83,120**	84,472
Fair value of plan assets	**58,218**	48,455

Components of Net Periodic Benefit Cost:

(in thousands)	Pension Benefits		Other Benefits	
	2009	2008	**2009**	2008
Service cost	**$1,094**	$1,370	**$226**	$ 188
Interest cost	**4,961**	4,545	**645**	594
Expected return on plan assets	**(3,228)**	(4,783)	--	--
Recognized net actuarial loss	**3,849**	1,258	**65**	50
Amortization of prior service cost	**1**	23	**--**	3
Curtailment	**1**	--	**--**	--
Net periodic benefit cost	**$6,678**	$2,413	**$936**	$ 835

For the Company's pension plans, the estimated net loss and prior service cost to be amortized from accumulated other comprehensive loss during 2010 is expected to be $2.7 million and $1.0 thousand, respectively. For the Company's post-retirement benefit plans, the estimated net loss and prior service cost to be amortized from accumulated other comprehensive loss during 2010 is expected to be $53 thousand and $0 thousand, respectively.

Additional Information:

The weighted average actuarial assumptions used to determine benefit obligation as of year-end were as follows:

	Pension Benefits		Other Benefits	
	2009	2008	**2009**	2008
Discount rate	**6.00%**	5.75%	**6.00%**	5.75%
Rate of compensation increase	**3.00%**	3.00%	**NA**	NA

The weighted average actuarial assumptions used to determine net periodic benefit cost were as follows:

	Pension Benefits		Other Benefits	
	2009	2008	**2009**	2008
Discount rate	**5.75%**	6.00%	**5.75%**	6.00%
Expected long-term return on plan assets	**7.00%**	7.00%	**NA**	NA
Rate of compensation increase	**3.00%**	5.00%	**NA**	NA

In developing the expected long-term return on plan assets assumption, a building block approach was used in which rates of return in excess of inflation were considered separately for equity securities, debt securities, and other assets. The excess returns were weighted by the representative target allocation and added, with an appropriate rate of inflation, to develop the overall expected long-term return on plan assets assumption. The Company believes this determination is consistent with FASB guidance.

Assumed healthcare cost trend rates as of year-end were as follows:

	December 31,	
	2009	2008
Healthcare cost trend rate assumed for next year	**9.0%**	8.5%
Ultimate healthcare cost trend rate	**5.0%**	5.0%
Year that the assumed rate reaches ultimate rate	**2017**	2012

Assumed healthcare cost trend rates have a significant effect on the amounts reported for healthcare benefits. A one percentage point change in assumed healthcare cost trend rates would have the following effects:

(in thousands)	1 Percentage Point Increase	1 Percentage Point Decrease
Effect on total of service and interest cost components	$85	$76
Effect on post-retirement benefit obligation	943	849

Plan Assets

The Company has an investment strategy for its pension plans that emphasizes total return; that is, the aggregate return from capital appreciation and dividend and interest income. The primary investment management objective for the plans' assets is long-term capital appreciation primarily through investment in equity and debt securities with an emphasis on consistent growth; specifically, growth in a manner that protects each plan's assets from excessive volatility in market value from year to year. The investment policy takes into consideration the benefit obligations, including timing of distributions. The Company selects professional money managers whose investment policies are consistent with the Company's investment strategy and monitors their performance against appropriate benchmarks. The Company's target asset allocation is consistent with the weighted-average allocation at December 31, 2009.

The Company's defined benefit pension assets are invested with the objective of achieving a total rate of return over the long-term that is sufficient to fund future pension obligations. Overall investment risk is mitigated by maintaining a diversified portfolio of assets.

Asset allocation target ranges were established to meet the Company's investment objectives. The expected long-term rate of return on plan assets is based on several factors, including the plans' asset allocation targets, the historical and projected performance on those asset classes, and on the plans' current asset composition. The target allocations for plan assets were approximately 65% equity securities and 35% debt securities for 2009. The target allocations are reevaluated approximately every two years. The target percentages for 2010 are also anticipated to be 65% and 35%.

Investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Following is a description of the valuation methodologies used for assets measured at fair value:

Money market funds: Valued at the quoted market price reported on the active market on which the individual funds are traded on the last business day of the year.

Mutual funds: Valued at the quoted market prices which represent the net asset value of shares held by the pension plans at year end.

Common stocks: Valued at the quoted market price reported on the active market on which the individual securities are traded on the last business day of the year.

Government agency securities and treasury obligations: Valued at the closing priced reported on the active market in which securities similar to those held by the pension plans are traded.

Corporate bonds: Certain corporate bonds are based on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar bonds, the bond is valued under a discounted cash flows approach that maximizes observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks such as credit and liquidity risks.

The accounting guidance for fair value measurements establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.

- Level 1 – Quoted prices in active markets for identical assets or liabilities.
- Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following table's sets forth by level, within the fair value hierarchy, the assets carried at fair value as of December 31, 2009 and 2008 *(dollars in thousands):*

	December 31, 2009				
	Level 1	**Level 2**	**Level 3**	**Total**	
Cash and money market funds	**$ --**	**$ 727**	**$ --**	**$ 727**	**1.2%**
Equity mutual funds	**20,524**	**--**	**--**	**20,524**	**35.3**
Fixed income mutual funds	**--**	**8,712**	**--**	**8,712**	**15.0**
Common stocks	**11,484**	**--**	**--**	**11,484**	**19.7**
Government agencies	**--**	**1,466**	**--**	**1,466**	**2.5**
Treasury obligations	**--**	**5,122**	**--**	**5,122**	**8.8**
Corporate bonds	**--**	**10,183**	**--**	**10,183**	**17.5**
	$32,008	**$26,210**	**$ --**	**$ 58,218**	**100.0%**

	December 31, 2008				
	Level 1	**Level 2**	**Level 3**	**Total**	
Cash and money market funds	$ --	$ 530	$ --	$ 530	1.1%
Equity mutual funds	16,108	--	--	16,108	33.2
Fixed income mutual funds	--	8,161	--	8,161	16.8
Common stocks	8,775	--	--	8,775	18.1
Government agencies	--	3,164	--	3,164	6.5
Treasury obligations	--	2,957	--	2,957	6.1
Corporate bonds	--	8,760	--	8,760	18.1
	$24,883	$23,572	$ --	$48,455	100.0%

Contributions:

The Company expects to contribute $3.4 million to its pension plan and $0.7 million to its other postretirement plan in 2010.

Estimated Future Benefit Payments:

The following benefit payments, which reflect future service as appropriate, are expected to be paid. The benefit payments are based on the same assumptions used to measure the Company's benefit obligation at the end of 2009.

(in thousands)	Pension Benefit	Other Benefits Projected Net Benefit Payments
2010	$ 5,380	$ 663
2011	5,506	746
2012	5,807	836
2013	5,901	947
2014	6,047	995
2015-2019	32,734	6,344

Defined Contribution Plan:

The Company also has two 401(k) defined contribution retirement plans that cover substantially all employees. Eligible employees may contribute up to 50% of compensation, with partially matching Company contributions. The charge to income relating to the Company match was $0.3 million and $0.4 million for the years ended December 31, 2009 and 2008, respectively.

12. Income Taxes:

The Company recorded a tax provision of $140 thousand on loss before income taxes of $15 million in 2009. The main components of tax expense were (1) an increase in deferred taxes due to additional operating loss carry forwards offset by an increase in valuation allowance and (2) an increase in current taxes due to adjustments of prior year estimates.

Income taxes are comprised of the following (in thousands):

	For the years ended December 31,	
	2009	2008
Current:		
Federal	**$ 56**	$ 101
State	**63**	21
Deferred:		
Federal	**(3,798)**	(4,292)
State	**(1,103)**	(443)
Valuation allowance	**4,922**	2,845
Provision (benefit) for income taxes	**$ 140**	$ (1,768)

The following is a reconciliation of the statutory federal income tax rate to the Company's effective tax rate expressed as a percentage of income before income taxes:

	For the years ended December 31,	
	2009	2008
Statutory federal income tax rate	**34.0%**	34.0%
State income taxes, net of federal benefit	**3.3**	2.7
Non-deductible expenses	**(6.0)**	(8.5)
Change in valuation allowance	**(31.7)**	(17.4)
Tax credits	**0.1**	0.3
Change in prior year estimates	**(0.5)**	(0.2)
Adjustment to current tax reserve	**(0.1)**	(0.1)
Other		--
Effective tax rate	**(0.9)%**	10.8%

During 2009 and 2008, the Company made net payments for income taxes of $34 thousand and $212 thousand, respectively.

Deferred income taxes are recorded using enacted tax rates based upon differences between financial statement and tax bases of assets and liabilities. Valuation allowances are established to reduce deferred tax assets when it is more likely than not that some or all will not be realized.

The components of the deferred tax asset and liability relate to the following temporary differences (in thousands):

	December 31, 2009	December 31, 2008
Deferred tax assets:		
Accounts receivable	**$ 9**	$ 9
Inventory	**1,138**	314
Environmental remediation and product-related reserves	**21,169**	21,603
Postretirement benefit obligations	**14,633**	18,005
Tax credit and other carryovers	**20,795**	14,848
Intangibles	**176**	172
Other accruals	**1,376**	1,065
Deferred tax assets	**59,296**	56,016
Valuation allowances	**(11,642)**	(6,720)
Net deferred tax asset	**47,654**	49,296
Deferred tax liabilities:		
Depreciation and amortization	**(3,254)**	(5,052)
Unfunded pension	**(13,981)**	(18,979)
Casualty insurance receivable	**(3,516)**	(3,769)
Accrued interest expense	**(25,204)**	(19,806)
Other	**(154)**	(123)
Total deferred tax liabilities	**(46,109)**	(47,729)
Net deferred tax asset	**$1,545**	$ 1,567

At December 31, 2009 and 2008, the Company had available federal net operating loss carry forwards of approximately $35.0 million and $21.4 million, respectively, to offset future taxable income. The federal loss carry forwards will begin to expire in 2025. At December 31, 2009 and 2008, the Company had available state net operating loss carry forwards of approximately $53.0 million and $37.6 million, respectively, to offset future taxable income. The state loss carry forwards will begin to expire in 2010. At both December 31, 2009 and 2008, the Company had available federal tax credit carry forwards of $2.3 million, which will begin to expire in 2019. Additionally, the Company has state tax credit carry forwards of $1.8 million at both December 31, 2009 and 2008, which will begin to expire in 2010. A change of control resulting from the Company's reorganization proceedings could result in the acceleration of expiration or extinguishment of these tax loss and credit carry forwards.

A reconciliation of the beginning and ending amount of unrecognized tax benefits follows:

	(in thousands)	
	2009	2008
Balance at January 1,	**$2,308**	$2,308
Additions based on tax positions related to the current year	**0**	0
Additions for tax positions of prior years	**0**	0
Reductions for tax positions of prior years	**(704)**	0
Settlements	**0**	0
Balance at December 31,	**$1,604**	$2,308

Of the unrecognized tax benefits, $1.6 million would affect the effective tax rate if recognized in a future period, not considering the impact of the current valuation allowance. $1.4 million of this benefit would currently be offset by an increase in the valuation allowance as it is not more likely than not that Congoleum would have sufficient earnings to recognize this amount. Included in the balance at December 31, 2009 and December 31, 2008 are $0 and $704 thousand, respectively, of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but could accelerate the payment of cash to the taxing authority to an earlier period.

Congoleum anticipates no decreases in unrecognized tax benefits during 2010.

Congoleum's policy is to report interest (and penalties, if applicable) as tax provision (benefit) in the Consolidated Statements of Operations. During the years ended December 31, 2009 and 2008, Congoleum recognized approximately $29 and $16 thousand in interest and penalties, respectively. Congoleum had approximately $94 thousand and $66 thousand accrued for the payment of interest and penalties at December 31, 2009 and 2008, respectively.

Congoleum or one of its subsidiaries files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. With few exceptions, Congoleum is no longer subject to U.S. federal or state income tax examinations by tax authorities for years before 2000. Congoleum is not currently under examination by the Internal Revenue Service or state taxing authorities. Congoleum's tax return net operating loss carry forwards are significant. The calendar years in which losses arose may be subject to audit when such carry forwards are utilized to offset taxable income in future periods.

13. Supplemental Cash Flow Information:

Cash payments for interest were $0.3 million and $0.4 million for the years ended December 31, 2009 and 2008, respectively. Net cash payments for income taxes were $34 thousand and $213 thousand for the years ended December 31, 2009 and 2008, respectively.

14. Related Party Transactions:

The Company and its controlling shareholder, American Biltrite Inc. ("ABI"), provide certain goods and services to each other pursuant to negotiated agreements. The Company had the following transactions with ABI (in thousands):

	For the years ended December 31,	
	2009	2008
Sales commissions earned by ABI	**$ 1,025**	$ 1,373
Raw material transfers to ABI	**128**	613
Computer service income earned from ABI	**65**	60
Material purchases from ABI	**2,540**	4,156
Management fees paid to ABI	**733**	722

ABI owed the Company $1.7 thousand and $5.9 thousand at December 31, 2009 and December 31, 2008, respectively. Amounts as of December 31, 2009 and 2008 due to ABI totaled $0.2 million and $0.6 million, respectively, and are included in accounts payable and accrued expenses.

15. Major Customers:

Substantially all the Company's sales are to select flooring distributors and retailers located in the United States and Canada. Economic and market conditions, as well as the individual financial condition of each customer, are considered when establishing allowances for losses from doubtful accounts.

Two customers, LaSalle-Bristol Corporation and Mohawk Industries, Inc., accounted for approximately 15.6% and 44.1%, respectively, of the Company's net sales for the year ended December 31, 2009, and 21.9% and 41.0%, respectively, for the year ended December 31, 2008. Mohawk Industries accounted for 38% and 44% of accounts receivable at December 31, 2009 and 2008, respectively, while LaSalle–Bristol Corporation accounted for 0% and 1%, respectively, of accounts receivable at December 31, 2009 and 2008.

16. Environmental and Other Liabilities

The Company records a liability for environmental remediation claims when a cleanup program or claim payment becomes probable and the costs can be reasonably estimated. As assessments and cleanup programs progress, these liabilities are adjusted based upon the progress in determining the timing and extent of remedial actions and the related costs and damages. The recorded liabilities on an undiscounted basis, totaling $4.6 million and $4.7 million at December 31, 2009 and December 31, 2008, respectively, are not reduced by the amount of insurance recoveries. Such estimated insurance recoveries approximated $2.1 million at December 31, 2009 and December 31, 2008, and are reflected in other non-current assets. Receivables for expected insurance recoveries are recorded if the related carriers are solvent and paying claims under a reservation of rights or under an obligation pursuant to coverage in place or a settlement agreement. Substantially all of Congoleum's recorded insurance asset for environmental matters is collectible from a single carrier.

The Company is named, together with a large number (in most cases, hundreds) of other companies, as a potentially responsible party ("PRP") in pending proceedings under the federal Comprehensive Environmental Response, Compensation and Liability Act, as amended ("CERCLA"), and similar state laws. In addition, in four other instances, although not named as a PRP, the Company has received a request for information. The pending proceedings relate to eight disposal sites in New Jersey, Pennsylvania, and Maryland in which recovery from generators of hazardous substances is sought for the cost of cleaning up the contaminated waste sites. The Company's ultimate liability and funding obligations in connection with those sites depends on many factors, including the volume of material contributed to the site, the number of other PRPs and their financial viability, the remediation methods and technology to be used and the extent to which costs may be recoverable from insurance. However, under CERCLA and certain other laws, the Company, as a PRP, can be held jointly and severally liable for all environmental costs associated with a site.

The most significant exposure for which the Company has been named a PRP relates to a recycling facility site in Elkton, Maryland (the "Galaxy/Spectron Superfund Site"). The PRP group at this site is made up of 81 companies, substantially all of which are large financially solvent entities. Two removal actions were substantially complete as of December 31, 1998 and a groundwater treatment system was installed thereafter. The Environmental Protection Agency ("EPA") has selected a remedy for the soil and shallow groundwater ("Operable Unit 1" or OU-1); however, the remedial investigation/feasibility study related to the deep groundwater (OU-2) has not been completed. The PRP group, of which the Company is a part, has entered into a Consent Decree to perform the remedy for OU-1 and resolve natural resource damage claims. The Consent Decree also requires the PRPs to perform the OU-2 remedy, assuming that the estimated cost of the remedy is not more than $10 million. If the estimated cost of the OU-2 remedy is more than $10 million, the PRPs may decline to perform it or they may elect to perform anyway. Cost estimates for the OU-1 and OU-2 work combined (including natural resource damages) range between $22 million and $34 million, with the Company's share ranging between approximately $1.0 million and $1.6 million.

This assumes that all parties participate and that none cash-out and pay a premium; those two factors may account for some fluctuation in the Company's share. Fifty percent (50%) of Congoleum's share of the costs is presently being paid by one of its insurance carriers, Liberty Mutual Insurance Company, whose remaining policy limits for this claim are expected to cover approximately $0.3 million in additional costs. Congoleum expects to fund the balance to the extent further insurance coverage is not available.

The Company filed a motion before the Bankruptcy Court seeking authorization and approval of the Consent Decree and related settlement agreements for the Galaxy/Spectron Superfund Site, as well authorization for Liberty Mutual Insurance Company and the Company to make certain payments that have been invoiced to the Company with respect to the Consent Decree and related settlement agreements. An order authorizing and approving the Consent Decree and related settlement agreements was issued by the Bankruptcy Court in August 2006.

The Company also accrues remediation costs for certain of the Company's owned facilities on an undiscounted basis. The Company has entered into an administrative consent order with the New Jersey Department of Environmental Protection and has established a remediation trust fund of $100 thousand as financial assurance for certain remediation funding obligations. Estimated total cleanup costs of $1.3 million, including capital outlays and future maintenance costs for soil and groundwater remediation, are primarily based on engineering studies. Of this amount, $0.3 million is included in current liabilities subject to compromise and $1.0 million is included in non-current liabilities subject to compromise.

The Company anticipates that these matters will be resolved over a period of years and that after application of expected insurance recoveries, funding the costs will not have a material adverse impact on the Company's liquidity or financial position. However, unfavorable developments in these matters could result in significant expenses or judgments that could have a material adverse effect on the financial position of the Company.

17. Asbestos Liabilities:

Claims Settlement and Chapter 11 Reorganization

On December 31, 2003, Congoleum filed a voluntary petition with the Bankruptcy Court (Case No. 03-51524) seeking relief under Chapter 11 of the Bankruptcy Code as a means to resolve claims asserted against it related to the use of asbestos in its products decades ago. During 2003, Congoleum had obtained the requisite votes of asbestos personal injury claimants necessary to seek approval of a proposed, pre-packaged Chapter 11 plan of reorganization. In January 2004, the Company filed its proposed plan of reorganization and disclosure statement with the Bankruptcy Court. In November 2004, Congoleum filed the Fourth Plan with the Bankruptcy Court reflecting the result of further negotiations with representatives of the ACC, the FCR and other asbestos claimant representatives. The Bankruptcy Court approved the disclosure statement and plan voting procedures in December 2004 and Congoleum obtained the requisite votes of asbestos personal injury claimants necessary to seek approval of the Fourth Plan. In April 2005, Congoleum announced that it had reached an agreement in principle with representatives of the ACC and the FCR to make certain modifications to its proposed plan of reorganization and related documents governing the settlement and payment of asbestos-related claims against Congoleum. Under the agreed-upon modifications, asbestos claimants with claims settled under Congoleum's pre-petition settlement agreements would agree to forbear from exercising the security interest they were granted and share on a *pari passu* basis with all other present and future asbestos claimants in insurance proceeds and other assets of the Plan Trust. In July 2005, Congoleum filed the Sixth Plan and related documents with the Bankruptcy Court which reflected the result of these negotiations, as well as other technical modifications. The Bankruptcy Court approved the disclosure statement and voting procedures and Congoleum commenced solicitation of acceptances of the Sixth Plan in August 2005.

In September 2005, Congoleum learned that certain asbestos claimants were unwilling to agree to forbear from exercising their security interest as contemplated by the Sixth Plan and the Sixth Plan was subsequently withdrawn. In November 2005, the Bankruptcy Court denied a request to extend Congoleum's exclusive right to file a plan of reorganization and solicit acceptances thereof. In March 2006, Congoleum filed the Eighth Plan. In addition, CNA filed a plan of reorganization and the Bondholders' Committee also filed a plan of reorganization. In May 2006, the Bankruptcy Court ordered all parties in interest in Congoleum's reorganization proceedings to participate in global mediation discussions. Numerous mediation sessions took place from June through September 2006. During the initial mediation negotiations, Congoleum reached an agreement in principle, subject to mutually agreeable definitive documentation, with the ACC, the FCR and the Company's controlling shareholder, ABI, on certain terms of the Ninth Plan, which Congoleum filed and proposed jointly with the ACC in August 2006. CNA and the Bondholders' Committee jointly filed a new, competing plan in August 2006 and each withdrew its prior plan of reorganization. Following further mediated negotiations, Congoleum, the ACC, the FCR, ABI and the Bondholders' Committee reached agreement on the terms of the Tenth Plan, which Congoleum filed jointly with the ACC in September 2006. Following the Bondholders' Committee's withdrawal of support for CNA's plan, CNA filed the CNA Plan. In October 2006, Congoleum and the ACC jointly filed the Eleventh Plan, a revised version of the Tenth Plan which reflected minor technical changes agreed to by the various parties supporting Congoleum's plan.

In October 2006, the Bankruptcy Court held a hearing to consider the adequacy of the disclosure statements with respect to the Tenth Plan and the CNA Plan and to hear arguments on respective summary judgment motions as to whether the Tenth Plan and the CNA Plan were confirmable as a matter of law. The Bankruptcy Court provisionally approved the disclosure statements for both the Tenth Plan and the CNA Plan subject to the Bankruptcy Court's ruling on the respective summary judgment motions. In February 2007, the Bankruptcy Court issued two separate opinions ruling that the Tenth Plan and the CNA Plan were not confirmable as a matter of law. In March 2007, Congoleum resumed global plan mediation discussions with the various parties seeking to resolve the issues raised in the Bankruptcy Court's ruling with respect to the Tenth Plan. In July 2007, the FCR filed a plan of reorganization and proposed disclosure statement. After extensive further mediation sessions, in February 2008, the FCR, the ACC, the Bondholders' Committee and Congoleum jointly filed the Joint Plan. The Bankruptcy Court approved the disclosure statement for the Joint Plan in February 2008, and the Joint Plan was solicited in accordance with court-approved voting procedures. Various objections to the Joint Plan were filed, and in May 2008 the Bankruptcy Court heard oral argument on summary judgment motions relating to certain of those objections. In June 2008, the Bankruptcy Court issued a ruling that the Joint Plan was not legally confirmable, and issued an Order to Show Cause why the case should not be converted or dismissed pursuant to 11 U.S.C. § 1112. Following a further hearing in June 2008, the Bankruptcy Court issued an opinion that vacated the Order to Show Cause and instructed the parties to propose a confirmable plan by the end of calendar year 2008. Following further negotiations, the Bondholders' Committee, the ACC, the FCR, representatives of holders of pre-petition settlements and Congoleum reached an agreement in principle. A term sheet describing the proposed material terms of the Amended Joint Plan and the Litigation Settlement was signed by the parties to the agreement and filed with the Bankruptcy Court in August 2008. Certain insurers and a large bondholder filed objections to the Litigation Settlement and/or reserved their rights to object to confirmation of the Amended Joint Plan. The Bankruptcy Court approved the Litigation Settlement following a hearing on October 20, 2008, but the court reserved until a later date a determination of whether the settlement met the standards required for confirmation of a plan of reorganization. The Amended Joint Plan was filed with the Bankruptcy Court in November 2008. In January 2009, certain insurers filed a motion for summary judgment seeking denial of confirmation of the Amended Joint Plan, and a hearing was held in February 2009. In February 2009, the Bankruptcy Court issued the Summary Judgment Ruling, which granted the insurers' motion and found certain provisions of the Amended Joint Plan unconfirmable as a matter of law. Pursuant to the ruling, the Bankruptcy Court entered the Order of Dismissal dismissing Congoleum's bankruptcy case. In March 2009, an order was entered by the Bankruptcy Court granting a stay of the Bankruptcy Court's Order of Dismissal pending entry of a final non-appealable decision affirming the Order of Dismissal.

In February 2009, Congoleum, the Bondholders' Committee and the ACC appealed the Order of Dismissal and the Summary Judgment Ruling to the District Court. In August 2009, the District Courts issued an opinion and order reversing the Order of Dismissal. With respect to the plan of reorganization, the District Court ruled that a settlement with certain asbestos claimants was not an impediment to confirmation while another plan provision would require a minor modification. The decision also provided specific guidance about the plan and directed the parties in the case to provide briefings in preparation for a confirmation hearing. In addition, the District Court assumed jurisdiction over the entire Chapter 11 proceedings from the Bankruptcy Court. Certain insurers have filed notices of appeal with respect to the District Court Order with the Third Circuit. Congoleum, the Bondholders' Committee and the ACC have moved to dismiss the appeals, and such motion is pending. As a result of the Multi-Insurer Settlement, discussed below, the insurers' appeal before the Third Circuit is presently suspended, and within three business days of the order approving the Multi-Insurer Settlement becoming a final order, such appeal will be terminated.

Following additional negotiations, in October2009, the ACC, the Bondholders' Committee and Congoleum jointly filed the Second Amended Joint Plan and disclosure statement with the District Court.

In late 2009 and early 2010, negotiations among Congoleum, the Bondholders' Committee, the FCR, the ACC, other asbestos claimant representatives, and various insurers and New Jersey insurance guaranty organizations culminated in the Multi-Insurer Settlement, a $100 million settlement with nine insurance groups and two New Jersey insurance guaranty associations. Subject to various requirements set forth in the Multi-Insurer Settlement, the insurance companies and guaranty associations will pay $100 million to settle certain policies issued to Congoleum and such amount will be paid to the Plan Trust of which $97 million will be available for the payment of asbestos claims. The Multi-Insurer Settlement was approved by the District Court on February 19, 2010. Further insurance settlements totaling $109 million have received either Bankruptcy Court or District Court approval.

On February 12, 2010, the Congoleum, the Bondholders' Committee, the FCR and the ACC jointly filed the Third Amended Joint Plan and disclosure statement with the District Court. In order to address comments received on the Third Amended Joint Plan from various parties, a further revised plan of reorganization and disclosure statement, the Fourth Amended Joint Plan, was filed on March 11, 2010 by Congoleum, the Bondholders' Committee, the FCR and the ACC. The terms of the Third and Fourth Amended Joint Plans are substantially similar to those of the Second Amended Joint Plan. On March 12, 2010, the District Court approved the adequacy of the disclosure statement and voting procedures for the Fourth Amended Joint Plan and a confirmation hearing is scheduled to commence on June 7, 2010.

There can be no assurance that the Fourth Amended Joint Plan or any other plan of reorganization, if proposed, will receive the acceptances necessary for confirmation, that the Fourth Amended Joint Plan will not be modified further, that any plan will receive necessary court approvals from the District Court, that such approvals will be received in a timely fashion, that any plan will be confirmed if the District Court Order were to be reversed, that any plan, if confirmed, will become effective, that there will be sufficient funds to pay for continued proceedings with respect to any plan of reorganization or that the order approving the Multi-Insurer Settlement will become a final order, thereby causing the termination of the appeal of the District Court Order before the Third Circuit.

It also is unclear whether any other person might successfully propose and confirm a plan or what any such plan, if and when confirmed, would ultimately provide, and whether the Bankruptcy or District Court would approve such a plan. Any plan of reorganization pursued by the Company will be subject to numerous conditions, approvals and other requirements, including District Court approval, and there can be no assurance that such conditions, approvals and other requirements will be satisfied or obtained.

Congoleum has reached settlement agreements with all but one of its insurance carriers, and that insurance carrier has filed various objections to the Fourth Amended Joint Plan. Certain other parties have also filed various objections to Congoleum's previously proposed plans of reorganization and may file objections to the Fourth Amended Joint Plan.

Although there can be no assurances as to the final terms of any plan that may become effective, the proposed terms of the Fourth Amended Joint Plan provide that if the Fourth Amended Joint Plan is approved by the District Court and accepted by the requisite creditor constituencies, it would permit Congoleum to exit Chapter 11 free of liability for existing and future asbestos claims as provided in the Fourth Amended Joint Plan. Under the proposed terms of the Fourth Amended Joint Plan, it is contemplated that a Plan Trust would be created that would assume the liability for Congoleum's current and future asbestos claims. The Plan Trust would receive the proceeds of various settlements Congoleum has reached with a number of insurance carriers and would be assigned Congoleum's rights under its remaining insurance policies covering asbestos product liability. The Plan Trust also would receive 50.1% of the newly issued common stock in reorganized Congoleum when the Fourth Amended Joint Plan takes effect.

Under the proposed terms of the Fourth Amended Joint Plan, holders of Congoleum's $100 million in 8.625% Senior Notes due in August 2008 would receive on a pro rata basis $33 million in new 9% senior secured notes (the "New Senior Notes") maturing December 31, 2017. The New Senior Notes would not accrue or earn interest for the first six months after the effective date of the Fourth Amended Joint Plan, after which they would accrue interest at the rate of 9% per annum payable semi-annually in cash. During the period beginning with the interest payment due 12 months after the effective date of the Fourth Amended Joint Plan to and including the interest payment due 30 months after the effective date of the Fourth Amended Joint Plan, at Congoleum's option, interest may be paid in kind by the issuance of additional New Senior Notes in the aggregate amount of the interest then due and payable on each such payment date, in which case the interest rate applicable during the period for which the payment applies would be 11%.

The indenture governing the New Senior Notes also will provide for the annual issuance of additional New Senior Notes ("Additional Notes"), with the amount of Additional Notes to be issued being determined as of the end of Congoleum's fiscal year ending December 31, 2011, and on an annual basis at the end of each of the succeeding five years (each such date, a "Determination Date"), according to the following procedure. As soon as practicable after each Determination Date, the average EBITDA for the two-year period ending on the Determination Date shall be calculated. An assumed net debt capacity ("Net Debt Capacity") shall then be determined as of each such Determination Date by multiplying this two-year average annual EBITDA by four. Additional Notes shall be issuable to holders of New Senior Notes with respect to a Determination Date to the extent that the Net Debt Capacity as of such Determination Date, plus any cash amount on Congoleum's balance sheet as of such Determination Date, exceeds the sum of (i) the amount of the balance of Reorganized Congoleum's working capital loan (determined as the daily average of such loan for the year ending on such Determination Date); (ii) the $33 million of New Senior Notes to be issued on the effective date of the Fourth Amended Joint Plan; (iii) the amount of Additional Notes issued with respect to all prior Determination Dates; and (iv) the amount of other interest-bearing debt outstanding as of such Determination Date. The calculation of the amount of Additional Notes to be issued shall take place within three months after each Determination Date, and the issuance of such Additional Notes shall be deemed to have occurred as of the first day of the fiscal year following the Determination Date. The indenture governing the New Senior Notes will provide that in no event will the cumulative amount of Additional Notes issued under the procedures described in this paragraph exceed $37 million.

The New Senior Notes would be subordinated to the working capital facility providing Congoleum's financing upon exiting reorganization. In addition, holders of the $100 million in 8.625% Senior Notes due in August 2008 would receive 49.9% of the common stock in reorganized Congoleum. Congoleum's obligations for the $100 million in 8.625% Senior Notes due in August 2008, including accrued pre-petition interest (which amounted to $3.6 million) would be satisfied by the New Senior Notes and 49.9% of the common stock issued if the Fourth Amended Joint Plan takes effect.

Under the proposed terms of the Fourth Amended Joint Plan, existing Class A and Class B common shares of Congoleum would be cancelled if the Fourth Amended Joint Plan takes effect and holders of those shares would not receive anything on account of their cancelled shares.

In March 2004, the Bankruptcy Court approved the retention of Gilbert, Heintz & Randolph LLP ("GHR") as special insurance counsel to the Company. An insurance company appealed the retention order. In October 2005, the United States Court of Appeals for the Third Circuit issued an opinion disqualifying GHR from serving as counsel to Congoleum. As a result of the Third Circuit decision on GHR's retention, in February 2006, the Bankruptcy Court ordered GHR to disgorge all fees and certain expenses it was paid by Congoleum. In October 2006, Congoleum and GHR entered into a settlement agreement (the "GHR Settlement") under which GHR agreed to pay Congoleum approximately $9.2 million plus accrued interest in full satisfaction of the disgorgement order. The obligation was secured by assets of GHR and was to be made over time according to a formula based on GHR's earnings. The Bankruptcy Court approved the GHR Settlement in April 2007. Congoleum received $9.2 million plus $1.0 million of accrued interest in full satisfaction of the GHR Settlement in March 2008.

In anticipation of Congoleum's commencement of the Chapter 11 cases, Congoleum entered into a settlement agreement with approximately 79,000 asbestos personal injury claimants (the

"Claimant Agreement"), which provides for an aggregate settlement value of at least $466 million. The Claimant Agreement, along with a number of individually negotiated trial listed settlements with an aggregate value of approximately $25 million, amount to settlements in excess of $491 million. As contemplated by the Claimant Agreement, Congoleum also entered into agreements establishing a pre-petition trust (the "Collateral Trust") to distribute funds in accordance with the terms of the Claimant Agreement and granting the Collateral Trust a security interest in Congoleum's rights under its applicable insurance coverage and payments from Congoleum's insurers for asbestos claims. In December 2005, Congoleum commenced an Omnibus Avoidance Action and a Sealed Avoidance Action (collectively, the "Avoidance Actions") seeking to void the Claimant Agreement, individual settlements and other pre-petition agreements, including voiding the security interest granted to the Collateral Trust. In March 2006, Congoleum filed a motion for summary judgment in the Omnibus Avoidance Action seeking to void the Claimant Agreement settlements and liens under various bankruptcy theories, which motion was denied in June 2006. Subsequently, Congoleum filed another summary judgment motion in the Omnibus Avoidance Action seeking a determination that any security interests conveyed in connection with the Claimant Agreement and the other pre-petition asbestos settlement agreements were ineffective and unenforceable. In July 2007, the Bankruptcy Court ruled that the security interests in insurance collateral conveyed to the settled claimants pre-bankruptcy were ineffective and unenforceable against Congoleum's insurance policies or the proceeds of those policies because the attempts to create security interests were outside the scope of the Uniform Commercial Code; nor could such security interests be considered to be a common law pledge. The Bankruptcy Court therefore granted summary judgment in Congoleum's favor on those counts of the Omnibus Avoidance Action which sought to void these security interests. In the event that a plan is not confirmed and the reorganization cases were dismissed, it is possible that the Avoidance Actions would be dismissed and the lien avoidance ruling would become a nullity.

During 2009, the Company paid $8.7 million in fees and expenses related to implementation of its planned reorganization under the Bankruptcy Code and the Coverage Action. Based on its reorganization plans, Congoleum has made provision in its financial statements for the minimum estimated cost to effect its plan to settle asbestos liabilities through confirmation of a plan that complies with section 524(g) of the Bankruptcy Code. Congoleum recorded charges aggregating approximately $51.3 million in years prior to 2007. Based on the terms of the Joint Plan, in the fourth quarter of 2007 Congoleum recorded an additional $41.3 million charge. Of that charge, $14.9 million related to the write-off of certain insurance litigation costs receivable that would not have been collected under the terms of the Joint Plan and are not expected to be collected under any subsequent plan, including the Fourth Amended Joint Plan, and $26.4 million was an additional provision for estimated costs for the reorganization proceedings and the Coverage Action. In the fourth quarter of 2007 Congoleum also recorded a $41.0 million interest expense credit to reverse post-petition interest accrued on its Senior Notes. Terms of previous reorganization plans had provided, among other things, for the payment of post-petition interest on the Senior Notes and therefore Congoleum had continued to accrue such interest. Under the terms of the Joint Plan, and the terms of all subsequent plans proposed to date including the Fourth Amended Joint Plan, the Senior Note holders would not receive any post-petition interest. Based on developments affecting the expected timing of its reorganization plans, Congoleum recorded an additional charge of $11.5 million in the third quarter of 2008 and $5.2 million in the fourth quarter of 2009 for costs to effect its reorganization.

There were no asbestos related property damage claims asserted against the Company at the time of its bankruptcy filing. The Bankruptcy Court approved an order establishing a bar date of May 3, 2004 for the filing of asbestos property damage claims. The claims agent appointed in the Company's bankruptcy proceeding advised the Company that, as of the bar date, it received 35 timely filed asbestos property damage claims asserting liquidated damages in the amount of approximately $0.8 million plus additional unspecified amounts. The Company objected to certain claims on various grounds, and the Bankruptcy Court ultimately allowed 19 claims valued at $133 thousand. The Fourth Amended Joint Plan provides for payment of those claims in full from certain insurance proceeds.

Status of Insurance Coverage

During the period that Congoleum produced asbestos-containing products, the Company purchased primary and excess insurance policies providing in excess of $1 billion of coverage for general and product liability claims. These policies did not contain asbestos exclusions. Through August 2002, substantially all asbestos-related claims and defense costs were paid through primary insurance coverage. In August 2002, the Company received notice that its primary insurance limits had been paid in full. The payment of limits in full by one of the primary insurance companies was based on its contention that limits in successive policies were not cumulative for asbestos claims and that Congoleum was limited to only one policy limit for multiple years of coverage. Certain excess insurance carriers claimed that the non-cumulation provisions of the primary policies were not binding on them and that there remained an additional $13.0 million in primary insurance limits plus related defense costs before their policies were implicated. There is insurance coverage litigation pending in the New Jersey State Court (the "State Court") between Congoleum and its excess insurance carriers, and the guaranty funds and associations for the State of New Jersey. The litigation was initiated in September 2001, by one of Congoleum's excess insurers (the "Coverage Action"). In April 2003, the New Jersey Supreme Court ruled in another case involving the same non-cumulation provisions as in the Congoleum primary policies (the "Spaulding Case") that the non-cumulation provisions are invalid under New Jersey law and that the primary policies provide coverage for the full amount of their annual limits for all successive policies. Congoleum has reached a settlement agreement (the "Liberty Settlement") with the insurance carrier whose policies contained the non-cumulation provisions, pursuant to which the insurance carrier will pay Congoleum $15.4 million in full satisfaction of the applicable policy limits, of which $14.5 million has been paid to date. The Company is obligated to pay any insurance proceeds it receives under the Liberty Settlement, net of any fees and expenses it may be entitled to deduct, to the Plan Trust. As of December 31, 2002, the Company had already entered into settlement agreements with asbestos claimants exceeding the amount of this previously disputed primary coverage. Based on these settlements, the Company contended that, even allowing for annual limits of all primary policies, primary coverage was exhausted and the excess policies triggered.

In 2003 in connection with the Claimant Agreement, the excess insurance carriers objected to the global settlement of the asbestos claims pending against Congoleum as contemplated by the Claimant Agreement on the grounds that, among other things, the negotiations leading to the settlement and the Claimant Agreement violated provisions in their insurance policies, including but not limited to the carriers' right to associate in the defense of the asbestos cases, the duty of Congoleum to cooperate with the carriers and the right of the carriers to consent to any settlement. The excess insurance carriers also contended the settlement terms in the Claimant Agreement are not fair or reasonable and/or that the Claimant Agreement was not negotiated at arm's length or in good faith. Additionally, certain insurers argued that Congoleum's entering into the Claimant Agreement voids the insurance for the underlying claims in their entirety. Certain insurers also have claimed that the Claimant Agreement voids their entire policy obligations. Congoleum disputed the allegations and contentions of the excess insurance carriers. In November 2003, the State Court denied a motion for summary judgment by the excess insurance carriers that the Claimant Agreement was not fair, reasonable or in good faith, ruling that material facts concerning these issues were in dispute. In April 2004, the State Court denied motions for summary judgment by the excess carriers that the Claimant Agreement was not binding on them because Congoleum had breached the consent and cooperation clauses of their insurance policies by, among other things, entering into the Claimant Agreement without their consent. Congoleum argued, among other things, that it was entitled to enter into the Claimant Agreement and/or the Claimant Agreement was binding on the excess insurance carriers because they were in breach of their policies and/or had denied coverage and/or had created a conflict with Congoleum by reserving rights to deny coverage and/or the Claimant Agreement was fair, reasonable and in good faith and/or there was and is no prejudice to the excess insurance carriers from the Claimant Agreement and/or the excess insurance carriers had breached their duties of good faith and fair dealing.

In August 2004, the State Court entered a case management order that divided the Coverage Action trial into three phases. A new judge was assigned to the case in February 2005 and the schedule was modified as a result.

In February 2005, the State Court ruled on a series of summary judgment motions filed by various insurers. The State Court denied a motion for summary judgment filed by certain insurers, holding that there were disputed issues of fact regarding whether the Claimant Agreement and other settlement agreements between Congoleum and the claimants had released Congoleum and the insurers from any liability for the asbestos bodily injury claims of the claimants who signed the Claimant Agreement and the other settlement agreements.

The State Court also denied another motion for summary judgment filed by various insurers who argued that they did not have to cover the liability arising from the Claimant Agreement because they had not consented to it.

The State Court granted summary judgment regarding Congoleum's bad faith claims against excess insurers (other than first-layer excess insurers), holding that the refusal of these excess insurers to cover the Claimant Agreement was at least fairly debatable and therefore not in bad faith.

In March 2005, the Company filed a motion in the Bankruptcy Court asking the Bankruptcy Court to vacate its prior order lifting the automatic stay in bankruptcy to permit the Coverage Action to proceed. The Company requested that the Coverage Action proceedings be stayed until the Company had completed its plan confirmation process in the Bankruptcy Court. A hearing on the Company's motion was held in April 2005 and the motion was denied.

The first phase of the Coverage Action trial began in August 2005. Phase 1 was limited to deciding whether the insurers are obligated to provide coverage under the policies at issue in this litigation for the asbestos claims settled under the terms of the global Claimant Agreement. Three months into the trial, in October 2005, the U.S. Court of Appeals for the Third Circuit ruled that GHR, which had been acting as the Company's insurance co-counsel in the Coverage Action, had other representations which were in conflict with its representation of Congoleum. As a result of this ruling, with Bankruptcy Court approval, Congoleum retained the firm of Covington & Burling to represent it as co-counsel with Dughi & Hewit in the insurance coverage litigation and insurance settlement matters previously handled by GHR.

In the middle of Congoleum presenting its case, in or about mid-November 2005 and early December 2005, certain insurers filed motions for summary judgment on the grounds, *inter alia*, that the Third Circuit decision regarding GHR and/or Congoleum's filing of the Avoidance Actions in the Bankruptcy Court, entitled them to judgment as a matter of law on the Phase 1 issues. Congoleum opposed the motions. The motions were argued in January 2006, and in March 2006 the State Court denied the motions for summary judgment. (The Avoidance Actions sought, among other things, to void the security interest granted to the Collateral Trust and avoidance of the Claimant Agreement and certain individual pre-petition settlements.)

Congoleum completed the presentation of its case in April 2006. Certain insurers moved for a directed verdict in their favor during the first week of May 2006. Hearings of arguments on the directed verdict motion took place in June 2006. In July 2006 the State Court denied the motion for a directed verdict. The trial resumed in September 2006. Defendant insurers presented their case, for the most part, through documents and deposition designations. Post-trial briefs were submitted by the parties in November 2006.

In May 2007, the State Court issued a decision ruling that Congoleum's insurers have no coverage obligations under New Jersey law for the Claimant Agreement. In that ruling, the State Court judge also cited trial testimony in his opinion that the releases (given by claimants who signed the Claimant Agreement) were non-recourse to Congoleum whether or not any claimant recovered insurance proceeds. Based in part upon that finding, Congoleum filed an objection (the "Omnibus Objection") in the Bankruptcy Court in June 2007 requesting that all asbestos-related personal injury claims settled and/or liquidated (the "Settled Claims") pursuant to either a pre-petition settlement agreement or the Claimant Agreement be disallowed and expunged. The Omnibus Objection also requested in the event the Bankruptcy Court found that the holders of Settled Claims retained viable tort claims with recourse against Congoleum, that the Bankruptcy Court rescind the

pre-petition settlement agreements and the Claimant Agreement and the claims settled thereunder be disallowed and expunged because, since the filing of Congoleum's bankruptcy case, supervening events have resulted in a substantial frustration of the purpose of those agreements. The Bankruptcy Court heard arguments on the Omnibus Objection in July 2007 and ruled that the Omnibus Objection should be heard in the context of an adversary proceeding (a formal lawsuit) in order to insure that the Bankruptcy Court had jurisdiction over all the affected claimants and that their due process rights were otherwise protected. The Company amended the Omnibus Avoidance Action to seek the same relief requested in the Omnibus Objection.

In September 2007, Congoleum filed the Third Amended Complaint in the Omnibus Avoidance Action adding new counts that encompass the subject matter and relief requested in the Omnibus Objection. In October 2007, Congoleum filed a motion for summary judgment in the Omnibus Avoidance Action seeking a ruling that all of the pre-petition settlement agreements, including the Claimant Agreement, were null and void or should be rescinded. In December 2007, the Bankruptcy Court denied the motion for summary judgment. Congoleum and the Bondholders' Committee filed a notice of appeal from this decision to the District Court and the appeal has been administratively terminated and all parties have reserved their rights. The Fourth Amended Complaint was filed in January 2009 in the Omnibus Avoidance Action updating certain claimant exhibit lists, and potential additional causes of action have been tolled pursuant to the Litigation Settlement discussed above.

The second phase of the Coverage Action trial was intended to address all coverage issues, including but not limited to whether certain other trial listed settlements were fair, reasonable and negotiated in good faith and covered by insurance as well as the triggering and allocation of asbestos losses to insurance policies. In February 2008, the State Court expanded the scope of Phase 2 of the Coverage Action trial to include obligations of insurers with respect to the Joint Plan. The State Court entered a new case management order scheduling further discovery. Congoleum sought to stay Phase 2 of the Coverage Action trial because of the pendency of the solicitation and balloting and scheduled confirmation hearing on the Joint Plan, but the Bankruptcy Court denied the stay motion, which decision was appealed to the District Court. Based on the Litigation Settlement, which provides, in part, for the unwinding of the Claimant Agreement and certain pre-petition settlements, Congoleum again sought to stay Phase 2 of the Coverage Action trial, but after a hearing before the Bankruptcy Court, such stay was denied. The State Court also denied a motion to stay Phase 2 of the Coverage Action, and Congoleum moved for leave to appeal the denial of the stay, which application was denied.

In July 2009, certain insurers filed summary judgment motions seeking declarations that Congoleum has materially breached its insurance policies and that the insurers have no coverage obligation for the underlying asbestos claims that were the subject of the Claimant Agreement, the Joint Plan, the Amended Joint Plan or are part of any other agreement for which the insurers' consent was not procured or is not procured in the future. The insurers took the position that their motions impacted all present and future asbestos claims. Congoleum has opposed these motions. The State Court denied these motions. The Phase 2 trial was scheduled to begin in February 2010, but as a result of the Multi-Insurer Settlement all remaining parties in the Coverage Action are presently standing down and the Company expects the case will be dismissed following a confirmed plan becoming effective.

Amounts Recorded in Financial Statements

The table below provides an analysis of changes in the Company's asbestos reserves and related receivables from December 31, 2008 to December 31, 2009:

(in thousands)	Balance at 12/31/2008	Additions (Deletions)	Spending Against Reserve	Recoveries From Insurance	**Balance at 12/31/2009**
Reserves					
Current	$ 20,340	**$ 5,244**	**$ (8,708)**	--	**$ 16,876**
Receivables					
Current	(1,322)	--	--	--	**(1,322)**
Net Asbestos Liability	$ 19,018	**$ 5,244**	**$ (8,708)**	**$ --**	**$ 15,554**
Restricted Cash					
Insurance Proceeds	$ 29,683	**$ 1,899**	--	--	**$ 31,582**

The table below provides an analysis of changes in the Company's asbestos reserves and related receivables from December 31, 2007 to December 31, 2008:

(in thousands)	Balance at 12/31/2007	Additions (Deletions)	Spending Against Reserve	Recoveries From Insurance	Balance at 12/31/2008
Reserves					
Current	$ 24,744	$11,491	$ (15,895)	--	$ 20,340
Receivables					
Current	(10,490)	--	--	$9,168	(1,322)
Net Asbestos Liability	$ 14,254	$ 11,491	$ (15,895)	$9,168	$ 19,018
Restricted Cash					
Insurance Proceeds	$ 6,463	$ 23,219	--	--	$ 29,683

18. Stock Option Plans:

Under the Company's 1995 Stock Option Plan, as amended (the "1995 Plan"), options to purchase up to 800,000 shares of the Company's Class A common stock may be issued to officers and key employees. Such options may be either incentive stock options or nonqualified stock options, and the options' exercise price must be at least equal to the fair value of the Company's Class A common stock on the date of grant. All options granted under the 1995 Plan have ten-year terms and vest over five years at the rate of 20% per year beginning on the first anniversary of the date of grant.

On July 1, 1999, the Company established its 1999 Stock Option Plan for Non-Employee Directors, as amended (the "1999 Plan"), under which non-employee directors may be granted options to purchase up to 50,000 shares of the Company's Class A common stock. Options granted under the 1999 Plan have ten-year terms and vest six months from the grant date. The 1995 Plan and the 1999 Plan are collectively referred to herein as the "Congoleum Stock Option Plans."

In December 2001, the Company offered its eligible option holders an exchange of all options then outstanding and granted to them under the 1995 Plan or the 1999 Plan for new stock options to be granted under those plans not earlier than six months and one day after the date the Company canceled any options tendered to and accepted by it pursuant to the offer to exchange. In January 2002, the Company accepted and canceled 667,500 options that had been previously granted under the 1995 Plan and 9,500 options that had been previously granted under the 1999 Plan that were tendered to and accepted by the Company pursuant to the offer to exchange.

A summary of the Company's 1995 Plan activity, and related information, is as follows:

December 31, 2009:

	Shares	Weighted average exercise price
Options outstanding beginning of year	**621,500**	**$ 2.02**
Options granted	**--**	**--**
Options exercised	**--**	**--**
Options forfeited	**(3,500)**	**(2.46)**
Options outstanding end of year 2009	**618,000**	**$ 2.02**
Exercisable at end of year 2009	**617,200**	**$ 2.01**
Weighted average remaining contractual life	**2.62 years**	
Stock options available for future issuance	**167,800**	

December 31, 2008:

	Shares	Weighted average exercise price
Options outstanding beginning of year	635,500	$ 2.03
Options granted	--	--
Options exercised	--	--
Options forfeited	(14,000)	(2.31)
Options outstanding end of year 2008	621,500	$ 2.02
Exercisable at end of year 2008	612,400	$ 2.02
Weighted average remaining contractual life	3.63 years	
Stock options available for future issuance	164,300	

A summary of the Company's 1999 Plan activity, and related information, is as follows:

December 31, 2009:

	Shares	**Weighted average exercise price**
Options outstanding beginning of year	**25,000**	**$ 2.02**
Options granted	**2,500**	**0.02**
Options exercised	**--**	**--**
Options forfeited	**--**	**--**
Options outstanding end of year	**27,500**	**$ 1.84**
Exercisable at end of year	**27,500**	**$ 1.84**
Weighted average remaining contractual life	**5.12 years**	
Stock options available for future issuance	**22,500**	

December 31, 2008:

	Shares	Weighted average exercise price
Options outstanding beginning of year	26,500	$ 2.37
Options granted	2,500	0.02
Options exercised	--	--
Options forfeited	(4,000)	(2.19)
Options outstanding end of year	25,000	$ 2.02
Exercisable at end of year	25,000	$ 2.02
Weighted average remaining contractual life	5.68 years	
Stock options available for future issuance	25,000	

Stock option information related to non-vested shares for the Congoleum Stock Option Plans for the year ended December 31, 2009, was as follows:

1995 Plan:	**Number of Shares**	**Weighted Average Grant-Date Fair Value**
Non-vested stock options at January 1, 2009	**9,100**	**$ 2.13**
Granted	**--**	**--**
Forfeited	**--**	**--**
Vested	**(8,300)**	**2.31**
Non-vested stock options at December 31, 2009	**800**	**4.66**

1999 Plan:	**Number of Shares**	**Weighted Average Grant-Date Fair Value**
Non-vested stock options at January 1, 2009	**2,500**	**$ 0.02**
Granted	**2,500**	**0.02**
Forfeited	**--**	**--**
Vested	**(2,500)**	**0.02**
Non-vested stock options at December 31, 2009	**2,500**	**$ 0.02**

19. Stockholders' Equity:

Holders of shares of the Company's Class B common stock are entitled to two votes per share on all matters submitted to a vote of stockholders other than certain extraordinary matters. The holders of shares of the Company's Class A common stock are entitled to one vote per share on all matters submitted to a vote of stockholders.

In November 1998, the Board of Directors authorized the Company to repurchase an additional $5.0 million of the Company's common stock (Class A and Class B shares) through the open market or through privately negotiated transactions, bringing the total authorized common share repurchases to $15.0 million. Under the plan, Congoleum has repurchased shares of its common stock at an aggregate cost of $14.0 million through December 31, 2009. No shares were repurchased during 2009 or 2008. Shares of Class B stock repurchased (totaling 741,055 shares) have been retired. As of December 31, 2009, ABI owned 65.5% of the voting interest of the Company.

20. Fair Value of Financial Instruments:

The Company's cash and cash equivalents, short-term investments, accounts receivable, accounts payable and long-term debt are financial instruments. With the exception of the Company's long-term debt, the carrying value of these financial instruments approximates their fair value at December 31, 2009 and 2008. The Company's long-term debt had a book value of $100 million with no fair market value information available at December 31, 2009 and December 31, 2008.

The fair value of the Company's long-term debt is not available because there is no liquid market for these securities. The fair value of the Company's other financial instruments is determined based on discounted cash flows. Due to the short period over which the cash flows are expected to be realized, the carrying value of the financial instruments approximates the net present value of cash flows and changes in interest rate assumptions would not have a material effect on the calculation.

21. Quarterly Financial Data (Unaudited):

The following table summarizes unaudited quarterly financial information (in thousands):

	Year ended December 31, 2009			
	First Quarter	**Second Quarter**	**Third Quarter**	**Fourth Quarter[1]**
Net sales	**$30,106**	**$39,350**	**$37,359**	**$28,102**
Gross profit	**4,146**	**6,491**	**5,487**	**4,557**
Net loss	**(4,107)**	**(942)**	**(1,930)**	**(8,190)**
Net loss per common share:				
Basic & Diluted	**$ (0.50)**	**$(0.11)**	**$ (0.23)**	**$ (0.99)**

	Year ended December 31, 2008			
	First Quarter	Second Quarter	Third Quarter[2]	Fourth Quarter
Net sales	$47,697	$47,166	$46,085	$31,696
Gross profit	10,873	9,889	8,320	1,529
Net income (loss)	1,679	212	(10,125)	(6,387)
Net income (loss) per common share:				
Basic & Diluted	$ 0.20	$ 0.03	$ (1.22)	$ (0.77)

(1) The fourth quarter of 2009 includes $5.2 million or $0.63 per share for the effect of the asbestos-related charges described in Note 17.

(2) The third quarter of 2008 includes $11.5 million or $1.38 per share for the effect of the asbestos-related charges described in Note 17.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Congoleum Corporation

We have audited the accompanying consolidated balance sheets of Congoleum Corporation (the Company) as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the two years in the period ended December 31, 2009. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Congoleum Corporation at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

The accompanying financial statements have been prepared assuming that Congoleum Corporation will continue as a going concern. As more fully described in Note 1, "Basis of Presentation", to the consolidated financial statements, the Company has been and continues to be named in a significant number of lawsuits stemming primarily from the Company's manufacture of asbestos-containing products. The Company has recorded significant charges to earnings to reflect the costs associated with this litigation. On December 31, 2003, Congoleum filed a voluntary petition with the United States Bankruptcy court for the District of New Jersey (Case No. 03-51524) seeking relief under Chapter 11 of the United States Bankruptcy Code, as a means to resolve claims asserted against it related to the use of asbestos in its products decades ago. As of December 31, 2009, the Company continues to operate under the protection of the bankruptcy laws. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to

these matters are also described in Note 1 to the consolidated financial statements. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of these uncertainties.

Boston, Massachusetts
March 19, 2010

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A(T). CONTROLS AND PROCEDURES

(a) *Evaluation of Disclosure Controls and Procedures.* The Company's management, with the participation of the Company's Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of December 31, 2009. Based on this evaluation, the Company's CEO and CFO concluded that, as of December 31, 2009, the Company's disclosure controls and procedures were effective, in that they provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and is accumulated and communicated to the Company's management, including the Company's CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

(b) *Management's Annual Report on Internal Control Over Financial Reporting.* The management of Congoleum Corporation is responsible for establishing and maintaining adequate internal control over financial reporting, as that term is defined under Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. The management of Congoleum Corporation designed Congoleum Corporation's internal control system to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of Congoleum Corporation's financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the applicable policies or procedures may deteriorate.

The management of Congoleum Corporation assessed the effectiveness of Congoleum Corporation's internal control over financial reporting as of December 31, 2009. In making this assessment, the management of Congoleum Corporation used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework. Based on its assessment, the management of Congoleum Corporation believes that, as of December 31, 2009, Congoleum Corporation's internal control over financial reporting is effective at a reasonable assurance level based on these criteria.

This Annual Report on Form 10-K does not include an attestation report of Congoleum Corporation's registered public accounting firm regarding internal control over financial reporting. This Management's Annual Report on Internal Control Over Financial Reporting was not subject to attestation by Congoleum Corporation's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit Congoleum Corporation to provide only management's report in this annual report.

/s/ Roger S. Marcus	/s/ Howard N. Feist III
Roger S. Marcus, Chairman of the Board, Chief Executive Officer and Director	Howard N. Feist III, Vice President Finance and Chief Financial Officer

(c) *Changes in Internal Controls.* No change in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) occurred during the fiscal quarter ended December 31, 2009 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. OTHER INFORMATION

None.

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The Company has adopted a code of ethics (as that term is defined in Regulation S-K of the Exchange Act) that applies to its Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer or other persons performing such functions.

The text of the Company's code of ethics is posted on its Internet website at www.congoleum.com or may be obtained without charge by sending a written request to Mr. Howard N. Feist III, Chief Financial Officer of the Company, at the Company's office at 3500 Quakerbridge Road, P.O. Box 3127, Mercerville, NJ 08619. Amendments to, or waivers of, the code of ethics, if any, that relate to the Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer or other persons performing such functions, will also be posted on the Internet website.

The other information called for by this Item is hereby incorporated by reference to the Registrant's definitive Proxy Statement for its Annual Meeting of Stockholders to be held on May 3, 2010.

Item 11. **EXECUTIVE COMPENSATION**

The information called for by this Item is hereby incorporated by reference to the Registrant's definitive Proxy Statement for its Annual Meeting of Stockholders to be held on May 3, 2010.

Item 12. **SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS**

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth information regarding the Company's equity compensation plans as of December 31, 2009:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A))
	(A)	(B)	(C)
Equity compensation plans approved by security holders	617,200	$2.02	167,800
Equity compensation plans not approved by security holders	27,500	$1.84	22,500
Total	644,700	$2.01	190,300

On September 21, 1995, the Company established its 1995 Stock Option Plan, as amended (the "1995 Plan"), under which options to purchase up to 800,000 shares of the Company's Class A common stock may be issued to officers and key employees. The 1995 Plan was approved by stockholders. Such options may be either incentive stock options or nonqualified stock options, and the options' exercise price must be at least equal to the fair value of the Company's Class A common stock on the date of grant. All options granted under the 1995 Plan have ten-year terms and vest over five years at the rate of 20% per year beginning on the first anniversary of the date of grant.

On July 1, 1999, the Company established its 1999 Stock Option Plan for Non-Employee Directors, as amended (the "1999 Plan"), under which non-employee directors may be granted non-qualified options (the "Options") to purchase up to 50,000 shares of the Company's Class A common stock. The 1999 Plan did not require or receive stockholder approval. The Options granted under the 1999 Plan have ten-year terms and vest six months from the grant date. The exercise price for each Option is the fair market value on the date of the grant.

For more information on the 1995 Plan and the 1999 Plan, see Note 18 of the Notes to Consolidated Financial Statements contained in Item 8 of this Annual Report on Form 10-K.

The other information called for by this Item is hereby incorporated by reference to the Registrant's definitive Proxy Statement for its Annual Meeting of Stockholders to be held on May 3, 2010.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information called for by this Item is hereby incorporated by reference to the Registrant's definitive Proxy Statement for its Annual Meeting of Stockholders to be held on May 3, 2010.

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information called for by this Item is hereby incorporated by reference to the Registrant's definitive Proxy Statement for its Annual Meeting of Stockholders to be held on May 3, 2010.

PART IV

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Exhibits and Financial Statement Schedules to the Form 10-K have been included only with the Form 10-K filed with the SEC. A copy of the Form 10-K, including a list of Exhibits and Financial Statement Schedules, is available free of charge upon written request to: Mr. Howard N. Feist III, Congoleum Corporation, 3500 Quakerbridge Road, Mercerville, NJ 08619.

CONGOLEUM CORPORATION
3500 Quakerbridge Road
Mercerville, New Jersey 08619



NOTICE OF ANNUAL MEETING TO BE HELD
MAY 3, 2010

TO THE STOCKHOLDERS OF CONGOLEUM CORPORATION:

Notice is hereby given that the Annual Meeting of the Stockholders (the "Meeting") of Congoleum Corporation (the "Company") will be held at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 38th Floor, Four Times Square, New York, NY, on Monday, May 3, 2010, at 9:30 A.M. local time, for the following purposes:

(1) To elect three Class B Directors who will hold office until the Meeting in 2013 and until their successors are duly elected and qualified.

(2) To transact any other business that may properly come before the Meeting or any adjournment thereof.

The close of business on March 12, 2010, has been fixed as the record date for determining the stockholders of the Company entitled to notice of, and to vote at, the Meeting and any adjournments thereof.

The Company's Annual Report on Form 10-K for the year ended December 31, 2009, and this Proxy Statement are available online at www.Congoleum.info. A printed Annual Report and/or Proxy Statement may be obtained, without charge, by sending a written request to: Congoleum Corporation, 3500 Quakerbridge Road, P.O. Box 3127, Mercerville, NJ 08619, Attention: Howard N. Feist III, or by calling the Company at 800-234-8811. The Company will promptly deliver an Annual Report and/or Proxy Statement upon receipt of such request.

It is desirable that the stock of the Company be represented as fully as possible at the Meeting. Proxy cards were mailed to stockholders of record as of March 12, 2010. Please sign, date and return the proxy card in the enclosed envelope, which requires no postage if mailed in the United States. If you attend the Meeting, you may vote in person, whether or not you have sent in your proxy, and your vote at the meeting will revoke any prior proxy you may have submitted.

By Order of the Board of Directors.
CONGOLEUM CORPORATION

/s/ Howard N. Feist III
Secretary

Mercerville, New Jersey
March 22, 2010

CONGOLEUM CORPORATION
3500 Quakerbridge Road
Mercerville, New Jersey 08619

PROXY STATEMENT

ANNUAL MEETING TO BE HELD
May 3, 2010

This Proxy Statement is being furnished in connection with the solicitation, by and on behalf of the Board of Directors of Congoleum Corporation (the "Company"), of proxies to be used in voting at the Annual Meeting of Stockholders (the "Meeting") of the Company to be held on May 3, 2010, at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 38th Floor, Four Times Square, New York, NY, at 9:30 A.M. local time, and at any adjournments thereof. The cost of preparing and mailing the notice, proxy statement and proxy card will be paid by the Company. It is expected that the solicitation of proxies will be by mail only, but may also be made by overnight delivery service, facsimile, personal interview, e-mail or telephone by directors, officers or employees of the Company. The Company will request banks and brokers holding stock in their names or custody, or in the names of nominees for others, to forward copies of the proxy materials to those persons for whom they hold such stock and, upon request, will reimburse such banks and brokers for their out-of-pocket expenses incurred in connection therewith. The proxy card and this Proxy Statement are being first mailed to stockholders on or about March 22, 2010.

Proxies, properly executed and duly returned to the Company and not validly revoked, will be voted at the Meeting (including adjournments) in accordance with your instructions. Proxies, properly executed and duly returned to the Company and not validly revoked, but which do not indicate how the shares are to be voted as to the election of directors at the Meeting, will be voted "FOR" each of the Class B director nominees.

Any stockholder giving a proxy retains the power to revoke it at any time prior to the exercise of the powers conferred thereby by filing a later dated proxy, by notice of revocation filed in writing with the Secretary of the Company or by voting the shares subject to such proxy in person at the Meeting. Attendance at the Meeting in person will not be deemed to revoke the proxy unless the stockholder affirmatively indicates at the Meeting an intention to vote the shares in person.

On March 12, 2010, there were 3,663,390 shares of the Company's Class A common stock outstanding and 4,608,945 shares of the Company's Class B common stock outstanding. Only stockholders of record at the close of business on that date are entitled to notice of and to vote at the Meeting or any adjournment thereof, and those entitled to vote will have one vote for each share of Class A common stock held and two votes for each share of Class B common stock held. For purposes of the election of Directors and such other matters that may properly come before the Meeting, shares of Class A common stock and Class B common stock will vote together as a single class.

A quorum for the consideration of any question at the Meeting will consist of the holders of a majority of all common stock issued and outstanding and entitled to vote at the Meeting, present in person or represented by proxy. A plurality of the votes cast by holders of the shares present or represented and entitled to vote at the Meeting is required to elect directors. On all other matters, a majority of the votes cast by the holders of the shares represented and entitled to vote at the Meeting is required to decide the question. Shares represented by proxies marked "WITHHELD" with regard to the election of directors will be counted for purposes of determining whether there is a quorum at the Meeting, but will not be voted in the election of directors, and, therefore, will have no effect on the determination of the outcome of the vote on this matter.

A "broker non-vote" occurs with respect to a proposal when a broker, bank or other nominee holds shares of record in its name, is not permitted to vote on such proposal without instruction from the beneficial owner of the shares, and receives no instruction from the beneficial owner. Brokers, banks or other nominees who hold your shares in their names will not be permitted to vote such shares with respect to the proposal to elect three Class B directors to be voted on at the Meeting without instruction from you, and, accordingly, it is important that you instruct your broker how to vote your shares.

DELIVERY OF PROXY MATERIAL AND ANNUAL REPORTS TO HOUSEHOLDS

The Company's Annual Report on Form 10-K for the year ended December 31, 2009, and this Proxy Statement are available online at www.Congoleum.info. A printed Annual Report and/or Proxy Statement may be obtained, without charge, by sending a written request to: Congoleum Corporation, 3500 Quakerbridge Road, P.O. Box 3127, Mercerville, NJ 08619, Attention: Howard N. Feist III, or by calling the Company at 800-234-8811. The Company will promptly deliver an Annual Report and/or Proxy Statement upon receipt of such request.

The Securities and Exchange Commission permits companies and brokers, banks or other intermediaries to deliver a single copy of an annual report, proxy statement and notice of internet availability of those documents to households at which two or more beneficial owners reside. This method of delivery, which eliminates duplicate mailings, is referred to as "householding." Beneficial owners sharing an address who have been previously notified by their broker, bank or other intermediary and have consented to house holding, either affirmatively or implicitly by not objecting to householding, will receive only one copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2009, this Proxy Statement and the Notice of Internet Availability of Proxy Materials.

If you hold your shares in your own name as a holder of record, householding will not apply to your shares.

Beneficial owners who reside at a shared address at which a single copy of the Notice of Internet Availability of Proxy Materials is delivered may obtain a separate Annual Report for the year ended December 31, 2009, Proxy Statement and/or Notice of Internet Availability of Proxy Materials without charge by sending a written request to: Congoleum Corporation, 3500 Quakerbridge Road, P.O. Box 3127, Mercerville, NJ 08619, Attention: Howard N. Feist III, or by calling the Company at 800-234-8811. The Company will promptly deliver an Annual Report for the year ended December 31, 2009, Proxy Statement and/or Notice of Internet Availability of Proxy Materials upon receipt of such request. Beneficial owners who reside at a shared address and who wish to receive separate copies in the future of the Company's Annual Report, Proxy Statements and Notice of Internet Availability may direct such requests to the same address and telephone number provided above.

Not all brokers, banks or other intermediaries may offer the opportunity to permit beneficial owners to participate in householding. If you want to participate in householding and eliminate duplicate mailings in the future, you must contact your broker, bank or other intermediary directly. Alternatively, if you want to revoke your consent to householding and receive separate copies of Annual Reports, Proxy Statements and Notices of Internet Availability of Proxy Materials for each beneficial owner sharing your address, you must contact your broker, bank or other intermediary to revoke your consent to householding.

ELECTION OF DIRECTORS

The Board of Directors of the Company is divided into three classes, as nearly equal in size as possible, with staggered terms of three years which expire at successive Meetings. The term of the Class B directors elected at this Meeting will expire at the Meeting to be held in 2013 upon the election and qualification of their successors. Should any person named below be unable or unwilling to serve as a Director, persons named as proxies intend to vote for such other person as management may recommend. Each nominee is currently a Director of the Company.

The Company is currently a debtor in a reorganization proceeding. Pursuant to the terms of the Company's pending reorganization plan, if confirmed and effective, the terms of the Company's existing Directors will expire and a new Board of Directors will be appointed consisting of five (5) directors. One of such directors shall be selected by the official Committee of Bondholders in the reorganization proceedings, three of such directors shall be selected jointly by the future claimants' representative and the official Committee of Asbestos Claimants in the reorganization proceedings, and one of such directors shall be the Company's Chief Executive Officer. Designation of these directors is to be made shortly before the plan confirmation hearing.

The following table sets forth the name, age and principal occupation of each of the nominees for election as Director and each current Director in the classes continuing in office, together with a statement as to the period during which he has served as a Director of the Company. Each of the nominees was recommended by the Company's majority Stockholder, Chief Executive Officer and non-management Directors:

CLASS B DIRECTORS
Nominees:

Name (Age)	Business Experience and Other Directorships	Expiration of Present Term
Mark N. Kaplan (80)	Partner (1979-1999), Of Counsel (since 1999), Skadden, Arps, Slate, Meagher & Flom LLP, attorneys. Director of American Biltrite Inc., Volt Information Sciences, Inc. and Autobytel Inc. Director of the Company since 1995. The Company believes Mr. Kaplan's qualifications to sit on its Board of Directors include his legal and corporate governance expertise as well as the deep understanding of the Company and its products he has acquired over 15 years of service on its Board and his past management experience.	2010
Richard G. Marcus (62)	Vice Chairman of the Company (since 1994) and a Director of the Company (since 1993). Director (since 1982), President (since 1983) and Chief Operating Officer (since 1992) of American Biltrite Inc. American Biltrite Inc. is the controlling shareholder of the Company and owns and operates other businesses selling adhesive coated pressure sensitive tape and film, flooring, rubber products and costume jewelry. The Company believes Mr. Marcus's qualifications to sit on its Board of Directors include his extensive experience in the flooring industry, 27 years as President of American Biltrite and 16 years as Vice-Chairman of Congoleum.	2010
Mark S. Newman (60)	Chairman of the Board and CEO of DRS Technologies, Inc., a wholly owned subsidiary of Finmeccanica S.P.A. (since 2008). Prior to that, Chairman of the Board (since 1995) and President and Chief Executive Officer (since 1994) of DRS Technologies, Inc., a high technology defense supplier. Director of Business Executives for National Security (BENS). Director of the Company since 2000. The Company believes Mr. Newman's qualifications to sit on its Board of Directors include his extensive executive management experience and financial expertise as CEO of DRS Technologies, a global company.	2010

Incumbent Directors:
CLASS A DIRECTORS

Name (Age)	Business Experience and Other Directorships	Expiration of Present Term
William M. Marcus (72)	Director, Executive Vice President and Treasurer of American Biltrite Inc. (since 1966). American Biltrite Inc. is the controlling shareholder of the Company and owns and operates other businesses selling adhesive coated pressure sensitive tape and film, flooring, rubber products and costume jewelry. Director of Aqua Bounty Technologies. Director of the Company since 1993. The Company believes Mr. Marcus's qualifications to sit on its Board of Directors include his 44 years of experience in the flooring industry as Executive Vice President and Treasurer of American Biltrite Inc.	2012
C. Barnwell Straut (84)	Managing Director of Hillside Capital Incorporated, an investment firm (since 1976). Director of the Company since 1986. The Company believes Mr. Straut's qualifications to sit on its Board of Directors include his deep understanding of the Company and its products acquired as a Director of the Company over two decades combined with his financial expertise as Managing Director of Hillside Capital.	2012

Jeffrey H. Coats (52)	President, CEO and Director of Autobytel Inc., an internet automotive marketing services company (since December 2008). Partner, Southgate Alternative Investments, LLC, an investment firm (since 2007). Executive Chairman and Director of Mikronite Technologies Group Inc., an industrial technology company (from 2002-2008). Managing Director of Maverick Associates LLC, a financial consulting and investment company (since 2001). From July 1999 to July 2001, Founder and Managing Director of TH Lee Global Internet Managers, L.P., an equity investment fund. Director of Autobytel Inc.(since 1996). Director of the Company since 2005. The Company believes Mr. Coat's qualifications to sit on its Board of Directors include his extensive executive leadership, financial expertise and management experience as CEO and Director of companies including Autobytel Inc. and Mikronite Technologies.	2012

CLASS C DIRECTORS

Name (Age)	Business Experience and Other Directorships	Expiration of Present Term
Roger S. Marcus (64)	Director and President and Chief Executive Officer of the Company (since 1993) and Chairman of the Board of the Company (since 1994). Mr. Marcus is also a Director (since 1981), Chairman of the Board (since 1992) and Chief Executive Officer (since 1983) of American Biltrite Inc. American Biltrite Inc. is the controlling shareholder of the Company and owns and operates other businesses selling adhesive coated pressure sensitive tape and film, flooring, rubber products and costume jewelry. The Company believes Mr. Marcus's qualification to sit on its Board of Directors include his extensive experience in the flooring industry, 27 as years as CEO of American Biltrite and 17 years as CEO of Congoleum.	2011
Adam H. Slutsky (46)	Chief Executive Officer of Mimeo.com, an online document production company (since 2005). Prior to that, Senior Vice President of Advanced Services at America Online, Inc., a leading network of Web brands and Internet access subscription service provider, from 1999 to 2003. Founder – Moviefone, a leading provider of movie information and tickets, which was acquired by America Online in 1999. Director of the Company since 2005. The Company believes Mr. Slutsky's qualifications to sit on its Board of Directors include his extensive executive leadership, financial expertise and management experience as CEO of Mimeo.com and Moviefone.	2011

Note: Roger S. Marcus and Richard G. Marcus are brothers and William M. Marcus is their cousin. All incumbent and nominee Directors, except for Adam H. Slutsky and Jeffrey H. Coats, were Directors and Roger S. Marcus and Richard G. Marcus were executive officers of the Company on or within the two-year period prior to December 31, 2003, when the Company filed its voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code.

Pursuant to the NYSE AMEX independence standards, which independence standards the Company has elected to follow after its delisting, the Company's Board of Directors has determined that the following five of its eight Directors and nominees for Director are independent: Mark N. Kaplan, Mark S. Newman, C. Barnwell Straut, Jeffrey H. Coats and Adam H. Slutsky.

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "*FOR*" THE ELECTION OF EACH OF THE NOMINEES FOR CLASS B DIRECTOR.

EXECUTIVE OFFICERS

The following table sets forth certain information relating to the executive officers of the Company:

Executive Officers (Age)[1]	Position	Executive Officer Since
Roger S. Marcus (64)[2]	Director and President and Chief Executive Officer of the Company (since 1993) and Chairman of the Board of the Company (since 1994). Mr. Marcus is also a Director (since 1981), Chairman of the Board (since 1992) and Chief Executive Officer (since 1983) of American Biltrite Inc. American Biltrite Inc. is the controlling shareholder of the Company and owns and operates other businesses selling adhesive coated pressure sensitive tape and film, flooring, rubber products and costume jewelry.	1993
Dennis P. Jarosz (64)	Sr. Vice President – Sales & Marketing (since 2002). Previously, he was Sr. Vice President – Marketing (since 1995). Prior thereto, he had served as Vice President – Marketing (since 1993) and Vice President – Sales & Marketing of the tile division of American Biltrite Inc. (since 1986).	1995
Thomas A. Sciortino (63)	Sr. Vice President – Administration of the Company (since 1993). Prior thereto, he was Vice President – Finance of the tile division of American Biltrite Inc. (since 1982).	1993
Sidharth Nayar (49)	Sr. Vice President – Finance of the Company (since 1999). Prior thereto, he served as Vice President – Controller of the Company (since 1994) and prior to that he was Controller (since 1990).	1999
John L. Russ III (69)	Sr. Vice President – Operations (since 2002). Prior thereto, he served as Executive Vice President for Borden Chemicals, Inc. (Forest Products Division), a supplier of resins and adhesives (since 1997). Prior to that he was Executive Vice President of Borden Chemicals and Plastics, a specialty resins manufacturer (since 1987).	2002
Richard G. Marcus (62)[2]	Vice Chairman of the Company (since 1994) and a Director (since 1993). Director (since 1982), President (since 1983) and Chief Operating Officer (since 1992) of American Biltrite Inc.	1994
Howard N. Feist III (53)	Chief Financial Officer and Secretary of the Company (since 1988). Mr. Feist is also Vice President – Finance and Chief Financial Officer of American Biltrite Inc. (since 2000).	1988

(1) Each of the executive officers was an executive officer of the Company on or within the two-year period prior to December 31, 2003, when the Company filed its voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code.

(2) Roger S. Marcus and Richard G. Marcus are brothers.

CERTAIN BENEFICIAL OWNERS OF COMMON STOCK

The following table, together with the accompanying text and footnotes, sets forth, as of March 12, 2010, the holdings of the common stock (Class A and Class B) of (a) each Director of the Company and each person nominated to become a Director of the Company, (b) each person named in the Summary Compensation Table that appears later in this Proxy Statement, (c) all executive officers and directors of the Company as a group, and (d) each person who, to the Company's knowledge, beneficially owns more than 5% of its common stock:

Name and Address of Beneficial Owner	Title of Class of Shares Owned [1]	Amount and Nature of Beneficial Ownership[11]	Percent of Class	Percent of Combined Voting Power
Directors and Named Executive Officers [22]				
Roger S. Marcus........	Class A	351,100[3][4][5][12]	8.4%	2.6%
	Class B	4,395,605[1][2][3][4]	95.4%	65.5%
William M. Marcus........	Class A	156,100[3][4][5][13]	3.7%	1.2%
	Class B	4,395,605[1][2][3][4]	95.4%	65.5%
Richard G. Marcus........	Class A	351,100[3][4][5][14]	8.4%	2.6%
	Class B	4,395,605[1][2][3][4]	95.4%	65.5%
C. Barnwell Straut........	Class A	7,000[8]	*	*
Mark S. Newman........	Class A	5,500[9]	*	*
Mark N. Kaplan........	Class A	22,000[10]	*	*
Dennis P. Jarosz	Class A	22,500[15]	*	*
John L. Russ........	Class A	22,500[16]	*	*
Adam H. Slutsky........	Class A	3,000[17]	*	*
Jeffrey H. Coats........	Class A	3,000[18]	*	*
All Directors and Executive Officers as a group (13 persons)	Class A	704,062[19]	16.8%	5.3%
		4,608,945[1][2][3]	100.0%	65.5%
Conus Partners Inc. One Rockefeller Plaza, 19th Floor New York, NY 10020	Class A	234,500[20][21]	5.6%	1.7%
Dimensional Fund Advisors LP Palisades West, Building One 6300 Bee Cave Road Austin, TX 78746	Class A	123,600[6][7]	2.9%	*
American Biltrite Inc. 57 River Street Wellesley Hills, MA 02481	Class A	151,100[3][5]	3.6%	1.1%
	Class B	4,395,605[1][2][3]	95.4%	65.5%

* Less than 1%

(1) The shares of the Company's Class B common stock are convertible into an equal number of shares of the Company's Class A common stock without the requirement of any further action upon their sale or other transfer by Hillside Capital Incorporated ("Hillside Capital") or American Biltrite Inc. ("American Biltrite") to a person or entity other than one of its affiliates. In addition, shares of Class B common stock may be converted into an equal number of shares of Class A common stock at any time at the option of the holders thereof and shall be converted into an equal number of shares of Class A common stock upon the adoption of a resolution to such effect by a majority of the entire Board of Directors of the Company and the holders of a majority of the outstanding shares of Class B common stock voting as a separate class. In the event of a "change in control" of American Biltrite, all of its shares of Class B common stock shall be automatically converted into an equal number of shares of Class A common stock without the requirement of any further action.

(2) Refers to the shares of Class B common stock shown as owned of record by American Biltrite with respect to which each of Roger S. Marcus, William M. Marcus and Richard G. Marcus may be deemed to be the beneficial owner. Each of such individuals is a Director of the Company and a Director, Officer and Stockholder of American Biltrite. Each of such individuals disclaims beneficial ownership of such shares. The address of each of the named individuals is c/o American Biltrite Inc., 57 River Street, Wellesley Hills, MA 02481.

(3) A majority of the outstanding shares of American Biltrite are beneficially owned by Natalie S. Marcus, Cynthia S. Marcus, Roger S. Marcus, William M. Marcus and Richard G. Marcus, who have identified themselves as persons who have in the past taken, and may in the future take, actions which direct or cause the direction of the management and policies of American Biltrite and their voting of shares of American Biltrite in a manner consistent with each other, and who therefore may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Natalie S. Marcus is the mother of Roger S. Marcus and Richard G. Marcus, and the aunt of William M. Marcus. Cynthia S. Marcus is the wife of William M. Marcus.

(4) Richard G. Marcus and Roger S. Marcus are brothers, and William M. Marcus is their cousin.

(5) Includes 151,100 shares of Class A common stock shown as owned of record by American Biltrite with respect to which each of Roger S. Marcus, William M. Marcus and Richard G. Marcus, may be deemed to be the beneficial owner. Each of such individuals is a Director of the Company and a Director, Officer and Stockholder of American Biltrite. Each of such individuals disclaims beneficial ownership of such shares. The address of each of the named individuals is c/o American Biltrite Inc., 57 River Street, Wellesley Hills, MA 02481.

(6) Dimensional Fund Advisors LP is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment managers to certain other commingled group trusts and separate accounts. These investment companies, trusts and accounts are the "funds". In its role investment advisor or manager, Dimensional Possesses investment and/or voting power over the common stock owned by the Funds and may be deemed to be the "beneficial owner" in the aggregate of 123,600 shares of the Company's Class A common stock. Dimensional Fund Advisors LP however, disclaims beneficial ownership of such shares.

(7) Based on information contained in an amendment to a Schedule 13G filed with the Securities and Exchange Commission which indicates that such shares were acquired solely for investment purposes as of December 31, 2008.

(8) Includes 6,000 shares which are issuable upon exercise of options currently exercisable within 60 days of the date of this proxy statement.

(9) Includes 5,500 shares which are issuable upon exercise of options currently exercisable within 60 days of the date of this proxy statement.

(10) Includes 6,000 shares which are issuable upon exercise of options currently exercisable within 60 days of the date of this proxy statement.

(11) Unless otherwise noted, the nature of beneficial ownership is sole voting and/or investment power.

(12) Includes 200,000 shares which are issuable upon exercise of options currently exercisable within 60 days of the date of this proxy statement.

(13) Includes 5,000 shares which are issuable upon exercise of options currently exercisable within 60 days of the date of this proxy statement.

(14) Includes 200,000 shares which are issuable upon exercise of options currently exercisable within 60 days of the date of this proxy statement.

(15) Includes 22,500 shares which are issuable upon exercise of options currently exercisable within 60 days of the date of this proxy statement.

(16) Includes 22,500 shares which are issuable upon exercise of options currently exercisable within 60 days of the date of this proxy statement.

(17) Includes 3,000 shares which are issuable upon exercise of options currently exercisable within 60 days of the date of this proxy statement.

(18) Includes 3,000 shares which are issuable upon exercise of options currently exercisable within 60 days of the date of this proxy statement.

(19) Includes 532,500 shares which are issuable upon exercise of options currently exercisable within 60 days of the date of this proxy statement.

(20) Conus Partners, Inc. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, and may be deemed to be the "beneficial owner" in the aggregate of 234,500 shares of the Company's Class A common stock. Conus Partners, Inc., however, disclaims beneficial ownership of such shares.

(21) Based on information contained in an amendment to a Schedule 13G filed with the Securities and Exchange Commission which indicates that such shares were acquired solely for investment purposes as of December 31, 2005.

(22) The address of directors and officers listed as beneficial owners is c/o Congoleum Corporation, P.O. Box 3127, Mercerville, NJ 08619.

The following table sets forth the number of shares of common stock, par value $.01, of American Biltrite beneficially owned as of March 12, 2010, by (a) each Director of the Company and each person nominated to become a Director of the Company, (b) each person who is named in the Summary Compensation Table that appears later in this Proxy Statement and (c) all Executive Officers and Directors of the Company as a group:

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership [1]	Percent of American Biltrite Common Stock
Richard G. Marcus....................................	879,121[2][3]	25.0%
Roger S. Marcus..	864,520[2][4]	24.6%
William M. Marcus....................................	361,734[2][5]	10.3%
Mark N. Kaplan..	7,000[6]	*
All Directors and Executive Officers of the Company as a group (14 persons)..................	2,033,875	54.9%

* Less than 1%

(1) Unless otherwise noted, the nature of beneficial ownership is sole voting and/or investment power.

(2) As of the date shown, these shares were among the 1,979,775 shares, or 54.4%, of the outstanding common stock of American Biltrite beneficially owned by the following persons, who have identified themselves as persons who have taken, and reasonably anticipate continuing to take, actions which direct or may cause the direction of the management and policies of American Biltrite and the voting of their shares of common stock in a manner consistent with each other, and who therefore may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act: Natalie S. Marcus, Richard G. Marcus, Roger S. Marcus, William M. Marcus and Cynthia S. Marcus (c/o American Biltrite Inc., 57 River Street, Wellesley Hills, MA 02481). American Biltrite owns 4,395,605 shares of the Class B common stock of the Company and 151,100 shares of the Class A common stock of the Company. These shares on a combined basis represent 69.4% of the voting power of the outstanding capital stock of the Company. Each of the named individuals may be deemed a beneficial owner of these shares.

(3) Richard G. Marcus has sole voting and investment power over 879,121 shares. Mr. Marcus is also a co-trustee with Natalie S. Marcus and Roger S. Marcus over 144,000 shares. Mr. Marcus also has the right to acquire 70,000 shares, which are issuable upon exercise of options exercisable within 60 days of the date of this Proxy Statement. Richard G. Marcus's wife, Beth A. Marcus, owns 30,086 shares, of which shares Mr. Marcus disclaims beneficial ownership.

(4) Roger S. Marcus has sole voting and investment power over 864,520 shares. Mr. Marcus is also a co-trustee with Natalie S. Marcus and Richard G. Marcus over 144,000 shares. Mr. Marcus also has the right to acquire 70,000 shares, which are issuable upon exercise of options exercisable within 60 days of the date of this Proxy Statement.

(5) William M. Marcus has sole voting and investment power over 305,734 shares. Mr. Marcus also has the right to acquire 56,000 shares, which are issuable upon exercise of options exercisable within 60 days of the date of this Proxy Statement. William M. Marcus's wife, Cynthia S. Marcus, owns 9,400 shares, of which shares Mr. Marcus disclaims beneficial ownership.

(6) Mark N. Kaplan has sole voting and investment power over 2,000 shares. Mark N. Kaplan has the right to acquire 7,000 shares, which are issuable upon exercise of options exercisable within 60 days of the date of this Proxy Statement.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's directors, officers and beneficial owners of more than 10% of the common stock and other equity securities of the Company to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of the common stock and other equity securities of the Company. Based upon a review of the Section 16 forms furnished to the Company during the year ended December 31, 2009, the Company believes that its officers, directors and beneficial owners of more than 10% of the Company's common stock complied with all Section 16(a) filing requirements.

DIRECTOR ATTENDANCE AND 2009 COMPENSATION

The following table sets forth information concerning the fees earned or paid in cash, the dollar amount recognized as compensation costs for financial reporting purposes of stock options computed in accordance with FASB ASC Topic 718 and other compensation for the Company's Directors who are not named executive officers for the year ended December 31, 2009:

Name	Fees Earned or Paid in Cash ($)	Option Awards ($) [3]	All Other Compensation ($) [1]	Total ($)
William M. Marcus[2]	$ -	$ -	$ 5,000	$ 5,000
Richard G. Marcus	-	-	5,000	5,000
C. Barnwell Straut[2]	35,000	6	-	35,006
Mark S. Newman[2]	35,000	6	-	35,006
Mark N. Kaplan[2]	23,000	6	5,000	28,006
Adam H. Slutsky[2]	35,000	6	2,500	37,506
Jeffrey H. Coats[2]	35,000	6	-	35,006

(1) Directors are eligible to have their contributions to qualified charitable organizations matched by the Company in an aggregate amount up to $5,000 per director per year. Amounts shown represent Company matching contributions.

(2) As of December 31, 2009, the aggregate number of option awards outstanding was: Messrs. Slutsky and Coats, 3,000 number shares each; Messrs. Straut and Kaplan, 6,000 shares each; Mr. Newman, 5,500; and Mr. William M. Marcus, 5,000 shares.

(3) The fair value of the options awarded in 2009 to each of the directors shown was the same as the amount shown as compensation expense for the year. The fair value of the options was calculated based on a Black-Scholes option pricing model using the following assumptions: a 0% assumed dividend yield, 92% expected volatility, 10% forfeiture rate, 5.1% risk free interest rate, and 7 year expected life.

During 2009, the Board of Directors of the Company held six meetings. Each Director attended at least 75% of the aggregate of the total number of meetings of the Board of Directors and the total number of meetings of all Committees of the Board on which he serves. Each Director who was not an officer or employee of the Company or American Biltrite received a director's fee of $15,000 per year and $2,000 for each of the four regular Board meetings attended, and $3,000 for each Audit Committee meeting attended during 2009.

On July 1, 1999, the Company adopted its Non-Employee Directors Stock Option Plan to grant non-employee directors options to purchase shares of the Company's Class A common stock. A total of 50,000 shares of Class A common stock has been reserved for issuance under the plan. Each option granted has a ten-year term and will vest and become exercisable six months from the grant date. The exercise price for each option is the fair market value of the Class A common stock on the date of the grant. During 2009, options to purchase 2,500 shares were granted under the plan, comprising 500 shares to each of Messrs. Straut, Newman, Kaplan, Slutsky and Coats.

All members of the Board of Directors are encouraged, but not required, to attend the Company's annual meetings of stockholders. All members of the Board of Directors attended the Annual Meeting of Stockholders held in 2009.

COMMITTEES

The Board of Directors has an Audit Committee, a Compensation Committee and a Restructuring Oversight Committee. The Company's Audit Committee consists of four independent Directors, as defined by the listing standards of the NYSE Amex. The members of the Audit Committee are Mark S. Newman, Chairman, C. Barnwell Straut, Adam H. Slutsky and Jeffrey H. Coats. The Board of Directors has determined that the Company has at least one Audit Committee financial expert serving on its Audit Committee. The Audit Committee financial expert is Mark S. Newman, who is an independent Director as defined by the listing standards of the NYSE Amex. Information regarding the functions performed by the Audit Committee, its membership and the number of meetings held during the fiscal year is set forth in the Audit Committee Report included in this annual Proxy Statement. The Audit Committee is governed by a written charter adopted by the Board of Directors. The text of the Audit Committee Charter is posted on the Company's Internet website at www.congoleum.com.

The Company's Compensation Committee consists of three independent Directors, as defined by the listing standards of the NYSE Amex. The members of the Compensation Committee are Mark N. Kaplan, Chairman, Mark S. Newman and Adam H. Slutsky. The Compensation Committee is responsible for approving executive compensation including base salaries, bonuses and criteria for their award, stock option plans, stock option grants, health and life insurance and other benefits. The Compensation Committee does not have a written charter.

The Compensation Committee normally conducts an annual review of the Company's executive compensation. This review includes consideration of: the relationship between an executive's current compensation and his/her current duties and responsibilities; and inflationary trends. The annual compensation review permits an ongoing evaluation of the relationships among the size and scope of the Company's operations, the Company's performance and its executive compensation. The Compensation Committee also considers the legal and tax effects (including the effects of Section 162(m) of the Internal Revenue Code of 1986, as amended) of the Company's executive compensation program in order to provide the most favorable legal and tax consequences for the Company.

The Compensation Committee's process also includes a review of the performance of each of the named executive officers for each fiscal year, the results of which are taken into account in establishing salary and bonus levels, as discussed in more detail below. In reviewing the individual performance of the two most highly compensated executive officers of the Company, the Compensation Committee takes into account the views of Roger S. Marcus, the Chief Executive Officer. In addition, the Compensation Committee takes into account the full compensation package afforded by the Company (including its parent company, American Biltrite Inc.) to the individual named executive officer. The Compensation Committee believes that this program balances both the mix of cash and equity compensation, the mix of currently-paid and longer-term compensation, and the security of pension or retirement benefits in a way that furthers the compensation objectives discussed above. Based upon Mr. Marcus's recommendation that compensation increases be suspended under the current economic conditions, the Compensation Committee did not meet during 2009.

Because Mr. Roger Marcus provides his services to the Company pursuant to a Personal Services Agreement between the Company and American Biltrite, the Compensation Committee does not review Mr. Marcus' compensation. The Personal Services Agreement is administered by the disinterested Directors of the Board as a whole. See notes to "Summary Compensation Table" for a summary of the Personal Services Agreement.

The Company's Restructuring Oversight Committee consists of four independent Directors as defined by the listing standards of the NYSE Amex. The members of the Restructuring Committee are Mark S. Newman, Chairman, C. Barnwell Straut, Adam H. Slutsky and Jeffrey H. Coats. The Restructuring Oversight Committee is responsible for overseeing, reviewing, negotiating and evaluating the Company's Chapter 11 plan of reorganization including oversight of restructuring matters in which American Biltrite might have an interest. The Restructuring Oversight Committee did not meet during 2009 other than during meetings of the full Board.

The Company does not have a standing nominating committee or formal procedure for nomination of directors. The Board of Directors believes that this is appropriate in light of the Company's ownership structure, which includes a single stockholder with more than 50% of the voting power. All members of the Board of Directors participate in the consideration of director nominees. The Board does not have a policy with regard to the consideration of any director candidates recommended by security holders. The Board of Directors believes that a policy is not necessary because the directors have access to a sufficient number of excellent candidates from which to select a nominee when a vacancy occurs on the Board and because the Board includes the controlling stockholder of the Company. Individual directors will generally recommend candidates to representatives of the controlling stockholder and, if acceptable, will submit those persons' names for consideration by the Board. The Board generally seeks candidates having a broad business background and who may also have a specific expertise in areas such as law, accounting, commercial banking or investment banking.

AUDIT COMMITTEE REPORT

The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls.

In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2009, and discussed them with management, who has primary responsibility for the preparation of the Company's financial statements, and with the independent auditors, who are responsible for auditing the Company's financial statements and expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles. Such discussions included consideration of their judgments as to the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, the clarity of disclosures in the financial statements, and such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards.

In addition, the Audit Committee discussed with the independent auditors the auditors' independence from management and the Company, including the matters required to be discussed by Statement on Auditing Standards No. 61, received and reviewed written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1 and considered the compatibility of non-audit services with the auditors' independence.

The Audit Committee discussed with the Company's independent auditors the overall scope and plans for their respective audits. The Audit Committee met quarterly with the independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls and the overall quality of the Company's financial reporting. The Audit Committee held four meetings during 2009.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors (and the Board has approved) that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2009, for filing with the Securities and Exchange Commission. The Audit Committee and the Board of Directors have also approved the selection of the Company's independent auditors.

AUDIT COMMITTEE

Mark S. Newman, Chairman
C. Barnwell Straut
Adam H. Slutsky
Jeffrey H. Coats

EXECUTIVE COMPENSATION

The table that follows sets forth information concerning the compensation earned by or paid to the Company's Chairman of the Board, President and Chief Executive Officer, and the Company's two other most highly compensated executive officers, for services rendered to the Company in all capacities during the last two years. The table also identifies the principal position in which each of the named executives served the Company during the last two years.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	All Other Compensation ($)[1]	Total ($)
Roger S. Marcus				
- Chairman, President and	2009	*	$34,216	$34,216
Chief Executive Officer	2008	*	29,578	29,578
Dennis P. Jarosz				
- Senior Vice President	2009	$224,800	5,988	230,788
Sales and Marketing	2008	217,500	5,735	223,235
John L. Russ III				
-Senior Vice President Operations	2009	222,938	5,224	228,162
	2008	215,000	5,444	220,444

(1) Amounts shown for each officer consist of premiums for Company-paid term life insurance, spousal travel reimbursed by the Company, matching charitable contributions and personal use of a Company-provided automobile.

(*) Pursuant to the terms of the Personal Services Agreement dated as of March 11, 1993, as amended, between the Company and American Biltrite, Roger S. Marcus serves as the Chairman, President and Chief Executive Officer of the Company and, in connection therewith, devotes substantially all of his time to his duties in such capacity; provided, however, that Mr. Marcus is entitled to remain as a Director and Executive Officer of American Biltrite. The Agreement, as amended, further provides that Richard G. Marcus, the brother of Roger Marcus, serves as Vice Chairman of the Company (Richard Marcus together with Roger Marcus, the "Executives"). The Personal Services Agreement expires on the earlier of June 30, 2010, or the effective date of a plan of reorganization for the Company following a final confirmation order, subject to earlier termination in the event of either Executive's death or disability, either Executive's termination of employment with American Biltrite, or the termination of either Executive's association with the Company for "Cause" (which is defined to mean (i) indictment for any felony involving dishonesty or moral turpitude; (ii) embezzlement or misappropriation of funds or property of the Company or its affiliates; (iii) generally, the Executive's willful refusal to obey or perform lawful resolutions of the Board of Directors of the Company; (iv) chronic absenteeism after written notice and reasonable opportunity to be heard; (v) chronic alcoholism or other substance addiction after written notice and reasonable opportunity to be heard; and (vi) willful and material breach of duties and obligations after written notice and reasonable opportunity to be heard). The Agreement, as amended, states that in exchange for the services of both Executives, the Company shall pay annually to American Biltrite: (i) a personal services fee of $500,000 payable in equal monthly installments and subject to annual increase (which shall be reduced to $300,000 in the event of termination of Richard Marcus or reduced to $200,000 in the event of termination of Roger Marcus); (ii) an annual incentive fee, subject to the Company's attainment of certain business and financial goals, as determined by a majority of the Company's disinterested directors; and (iii) reimbursement for authorized business expenses. For the year ended December 31, 2009, the Company paid $733,000 in personal services fees to American Biltrite.

Except as disclosed in the Summary Compensation Table, Roger Marcus did not receive any compensation directly from the Company for his services as an officer or director of the Company.

OUTSTANDING EQUITY AWARDS AT 2009 YEAR-END

The following table sets forth information relating to the number and value of each named executive officer's outstanding equity awards at December 31, 2009. There were no grants of plan based awards to named executive officers or any option exercises by any named executive officers during 2009:

	Option Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable(1)(2)(3)	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Roger S. Marcus	200,000	-	2.05	7/11/2012
Dennis P. Jarosz	22,500	-	2.05	7/11/2012
John L. Russ III	15,000	-	0.36	2/1/2013
	7,500	-	1.94	5/10/2014

(1) All options granted under the this Plan have ten-year terms and vest over five years at the rate of 20% per year beginning on the first anniversary of the date of grant.
(2) Roger S. Marcus and Dennis P. Jarosz shares were fully vested as of 7/11/2007.
(3) John L. Russ III was fully vested as of 5/10/2009.

POST-RETIREMENT BENEFITS

Defined Benefit Pension Plan

In addition to the remuneration set forth above, the Company maintains the Congoleum Corporation Salaried Retirement Plan, a tax-qualified defined benefit pension plan (the "Pension Plan") for all salaried (non-hourly) employees.

The Pension Plan provides non-contributory benefits based upon years of service and average annual earnings for the 60 consecutive calendar months in which the participating employee had the highest level of earnings during the 120 consecutive calendar months preceding retirement. Employees compensated on a salaried basis are eligible to participate in the Pension Plan on the first day of the month following the month in which they complete one year of service.

The annual amount of pension payable at Normal Retirement Date (the first day of the month following attaining age 65 with the completion of five years of service) is 0.5% of the employee's final five-year average pensionable earnings up to his Social Security Covered Compensation, plus 0.9% of any excess over his Social Security Covered Compensation, multiplied by years of credited service after January 1, 1994, plus the accrued benefit at December 31, 1993, under the terms of the Plan as in effect on that date. Average pensionable earnings is the average of a participant's compensation for the highest 60-consecutive-month period in the 120-month period ending with the month immediately prior to termination. Social Security Covered Compensation is the average of the Social Security Taxable Wage Base for the 35-year period ending with the year in which the participant attains Social Security Retirement Age. The compensation used to determine a participant's benefits under the Pension Plan includes such participant's salary (including base pay, commissions, overtime and amounts

deferred as salary reduction contributions to any applicable tax-qualified plans maintained under Section 401(k) or 125 of the Internal Revenue Code of 1986, as amended) and bonuses. The Internal Revenue Service has limited the maximum compensation for benefit purposes to $245,000 in 2009. Salary listed in the Summary Compensation Table is an item of compensation covered by the Pension Plan. The normal form of benefit is a single life annuity or qualified joint and 50% survivor annuity. The Plan also offers optional forms of benefit which are intended to provide the same actuarial present value as the normal benefit payable at normal retirement age.

An employee attaining age 55 and 5 years of service may elect early retirement and receive the benefit that would otherwise be payable at his/her normal retirement date, reduced 0.4% for each month that benefit commencement precedes such date.

401(k) Savings Investment Plan

The Company maintains the 401(k) Savings Investment Plan, a qualified 401(k) plan, to provide a tax-advantaged savings vehicle to all employees, including named executive officers. Depending on the financial performance of the Company, the Company has also made matching contributions to the 401(k) Savings Investment Plan in some years. This plan, and any Company contributions to it, enhances the range of benefits that the Company offers all employees and the Company's ability to attract and retain employees. Under the terms of the 401(k) Savings Investment Plan, qualified employees may defer up to 50% of their eligible pay, subject to certain limitations imposed by the Internal Revenue Code. Any matching contributions to named executive officers under the 401(k) Savings Investment Plan are determined by the level of matching contributions being provided to all participating employees, in conjunction with the participation and contribution of each named executive officer and are included in the Summary Compensation Table. The Company did not make a matching contribution in 2009 or 2008.

Messrs. Jarosz and Russ are participants in the Pension Plan and the 401(k) Savings Investment Plan. Roger S. Marcus is not eligible to participate in the Pension Plan or the 401(k) Savings Investment Plan because he is not a regular employee of the Company.

There are no written or unwritten arrangements providing for other post-retirement payments.

POTENTIAL PAYMENT UPON TERMINATION OR CHANGE IN CONTROL

Under the terms of the 1995 Stock Option Plan, as amended, all outstanding options granted under that plan become immediately vested and exercisable if: (i) any person (other than an exempt person (as defined in the succeeding sentence)) is or becomes the beneficial owner, directly or indirectly, of securities of the Company representing 50% or more of the combined voting power of the Company's then outstanding securities; (ii) during any period of two consecutive years, individuals who at the beginning of that two-year period constitute the Company's entire Board of Directors, and any new director (other than a director designated by a person who has entered into an agreement with the Company to effect a transaction of the type referred to in clause (i), (iii) or (iv) of this paragraph) whose election to the Company's Board of Directors or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds of the directors then in office who either were directors at the beginning of that two-year period or whose election or nomination for election was previously so approved, cease

for any reason to constitute at least a majority of the Company's Board of Directors; (iii) the Company's stockholders approve a merger or consolidation of the Company with any other corporation, other than (a) a merger or consolidation which would result in the Company's voting securities outstanding immediately prior to the consummation of that transaction representing 50% or more of the combined voting power of the surviving or parent entity outstanding immediately after the merger of consummation or (b) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no person (other than an exempt person) acquires 50% or more of the combined voting power of the Company's then outstanding securities; or (iv) the Company's stockholders approve a plan of complete liquidation of the Company or an agreement for the sale of all, or substantially all, of the Company's assets. For purposes of the 1995 Stock Option Plan, an "exempt person" means (a) the Company, (b) any trustee or other fiduciary holding securities under an employee benefit plan of the Company, (c) any corporation owned, directly or indirectly, by the Company's stockholders in substantially the same proportions as their ownership of the Company, or (d) any person or group of persons who, immediately prior to the adoption of the 1995 Stock Option Plan, owned more than 50% of the combined voting power of the Company's then outstanding voting securities.

None of Messrs. Marcus, Jarosz or Russ received any grants under the 1995 Stock Option Plan in 2009 or 2008. Their outstanding options received previously are fully disclosed under "Outstanding Equity Awards at 2009 Year-End" above. Accelerating all unexercisable options held by named executive officers assuming a change of control at December 31, 2009, would have had no monetary value based on the difference between fair market value of the common shares of the Company on such date and the aggregate exercise price of such options.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

American Biltrite is the controlling shareholder of the Company. See "Certain Beneficial Owners of Common Stock" herein.

Pursuant to the terms of the Business Relations Agreement dated as of March 11, 1993, between the Company and American Biltrite (as amended, the "Business Relations Agreement"), (i) the Company granted American Biltrite the right to purchase the Company's vinyl and vinyl composition tile at a price equal to the lower of 120% of the Company's fully absorbed manufacturing costs for such tile and the lowest price paid by any of the Company's other customers and the exclusive right and license (including the right to sublicense) to distribute such tile in Canada, subject to the Company's right to make direct sales in Canada, and (ii) American Biltrite granted the Company the non-exclusive right to purchase floor tile and urethane from American Biltrite at a price equal to the lower of 120% of American Biltrite's fully absorbed manufacturing costs for such products and the lowest price charged by American Biltrite to any of its other customers. The Business Relations Agreement expires on the earlier of June 30, 2010, or the effective date of a plan of reorganization for the Company following a Final Confirmation Order. For the year ended December 31, 2009, the Company had purchases of $2.5 million from and sales of $0.1 million to American Biltrite pursuant to the Business Relations Agreement, compared to purchases of $4.2 million and sales of $0.7 million in the year ended December 31, 2008.

The Business Relations Agreement was amended on August 19, 1997, to permit the Company to distribute tile in Canada in exchange for a royalty of 50% of the Company's gross profit on such sales. For 2009 and 2008, the Company paid $1.0 million and $1.4 million, respectively, in royalties pursuant to this amended agreement.

Pursuant to the terms of the Licensing Agreement effective January 1, 2006, between the Company and American Biltrite (Canada) Ltd. ("AB (Canada)"), a wholly owned subsidiary of American Biltrite, the Company granted a license to AB (Canada) for use of its technology to manufacture non-PVC flooring products. The licensing fee ranges from 3% to 5% of sales. Based on development costs incurred by AB (Canada), royalties did not become due and payable until such royalties owed to the Company exceeded $100,000. In 2009, AB (Canada) paid $51,081 to the Company under this arrangement and there was no payment in 2008.

The Company, American Biltrite and others are parties to a Joint Venture Agreement entered into in December 1992 (the "Joint Venture Agreement"), pursuant to which American Biltrite ultimately contributed the assets and certain liabilities of its United States flooring business to the Company in return for cash and an equity interest in the Company. Pursuant to the Joint Venture Agreement, American Biltrite is obligated to indemnify the Company for liabilities incurred by the Company which were not assumed by the Company pursuant to the Joint Venture Agreement, and the Company is obligated to indemnify American Biltrite for, among other things, all liabilities relating to American Biltrite's former United States tile flooring operations.

In addition, as discussed in a note to the "Summary Compensation Table," the Company and American Biltrite are parties to the Personal Services Agreement pursuant to which Roger S. Marcus serves as the Chairman, President and Chief Executive Officer of the Company and Richard G. Marcus serves as Vice Chairman of the Company. For the years ended December 31, 2009 and 2008, the Company paid $733,000 and $722,000, respectively, in personal services fees.

The Company also provides certain data processing services to American Biltrite. The scope and terms of such services are renegotiated annually. American Biltrite's Chief Financial Officer, Howard N. Feist III, also acts as the Company's Chief Financial Officer and Secretary. Mr. Feist receives no compensation from the Company for such services. In addition, from time to time, American Biltrite and the Company make joint purchases of goods or services in order to benefit from their combined purchasing power. Costs for such goods or services are allocated ratably between American Biltrite and the Company.

The Company employs certain immediate family members of the Company's executive officers. In no case did compensation paid to any of these individuals exceed $120,000 in 2009.

The Company has policies and procedures for the review, approval and ratification of related person transactions that are required to be reported under Regulation S-K, Item 404(a) under the Exchange Act. As part of these policies and procedures and pursuant to the charter for the Company's Audit Committee, the Audit Committee is responsible for reviewing and providing oversight of related person transactions. Other aspects of the Company's policies and procedures for the review, approval and ratification of related person transactions are not contained in a formal writing but have been communicated to, and are periodically reviewed with, the Company's Directors and Executive Officers.

Generally, prior to a director or executive officer or beneficial owner of more than five percent of any class of the Company's voting securities or their immediate family members entering into a related person transaction with the Company, the facts and circumstances pertaining to the transaction, including any direct or indirect material interest such person may have in the transaction, must be disclosed to the Audit Committee members and the Board. When a proposed related person transaction is submitted to the Board, the Board will decide whether to authorize the Company to enter into the proposed transaction. If a director has a personal interest in the proposed transaction, he or she may not participate in any review, approval or ratification of the proposed transaction. In their review of the proposed related person transaction, the Audit Committee and Board consider relevant facts and circumstances, including (if applicable): the benefits to the Company; the impact on a director's independence in the event the person in question is a director, an immediate family member of a director or an entity in which a director is a partner, shareholder or executive officer; the availability of other sources for comparable products or services; the terms of the transaction; and the terms available to unrelated third parties. Related person transactions are approved only if, based on the facts and circumstances, they are in, or not inconsistent with, the best interests of the Company and its shareholders, as the Board determines in good faith.

RELATIONSHIP WITH INDEPENDENT PUBLIC AUDITORS

The Audit Committee has selected Ernst & Young LLP as independent auditors to audit the financial statements of the Company for 2010. Fees billed by Ernst & Young LLP for 2009 and 2008 are as follows:

Audit Fees

The aggregate fees and expenses billed by Ernst & Young LLP for professional services rendered for the audit of the annual financial statements of the Company for 2008 and 2009 and the review of the Company's quarterly financial statements included in the Company's Quarterly Reports on Form 10-Q for 2008 and 2009 were $435,000 and $442,500, respectively.

Audit-Related Fees

The aggregate fees and expenses billed by Ernst & Young LLP for professional services rendered for audit-related services for 2008 and 2009 were $0 and $125,000, respectively. The fees were for the review of internal controls in preparation for compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

Tax Fees

The aggregate fees and expenses billed by Ernst & Young LLP for tax services related to tax compliance, tax advice, tax planning, and tax examination assistance in 2008 and 2009 were $0 and $0, respectively.

All Other Fees

The aggregate fees and expenses billed by Ernst & Young LLP for all other services rendered to the Company other than those mentioned above for 2008 and 2009 were $0 and $0, respectively.

All audit-related services and tax services and other services were pre-approved by the Audit Committee, which concluded that the provision of such services by Ernst & Young LLP was compatible with the maintenance of that firm's independence in the conduct of its auditing functions. The Audit Committee's pre-approval policy and procedure is to review Ernst & Young's proposed audit, audit-related services, tax services and other services and pre-approve such services specifically described to the Audit Committee on an annual basis. In addition, individual engagements anticipated to exceed pre-established thresholds must be separately approved. The policy authorizes the Audit Committee to delegate to one or more members of the Audit Committee pre-approval authority with respect to permitted services. The Audit Committee did not approve any services pursuant to Rule 2-01(c)(7)(i)(C) of Regulation S-X of the regulations promulgated by the Securities and Exchange Commission.

Representatives of Ernst & Young LLP are expected to be present at the Meeting, will be given an opportunity to make a statement if they desire to do so, and are expected to be available to respond to appropriate questions.

STOCKHOLDER PROPOSALS

Stockholder proposals intended to be presented at the Meeting to be held in 2011 pursuant to Rule 14a-8 under the Exchange Act must be received by the Company at the Company's principal executive offices by December 1, 2010. In order for stockholder proposals made outside of Rule 14a-8 under the Exchange Act to be considered "timely" within the meaning of Rule 14a-4(c) under the Exchange Act, such proposals must be received by the Company at the Company's principal executive offices by February 15, 2011.

STOCKHOLDER COMMUNICATION POLICY

The Company has established procedures for stockholders to communicate directly with the Board of Directors on a confidential basis. Stockholders who wish to communicate with the Board or with a particular Director may send a letter to the Secretary of the Company at Congoleum Corporation, 3500 Quakerbridge Road, P.O. Box 3127, Mercerville, NJ 08619, Attention: Howard N. Feist III. The mailing envelope must contain a clear notation indicating that the enclosed letter is a "Stockholder-Board Communication" or "Stockholder-Director Communication." All such letters must identify the author as a stockholder and clearly state whether the intended recipients are all members of the Board or just certain specified individual directors. The Secretary will make copies of all such letters and circulate them to the directors addressed. To the extent that a stockholder wishes the communication to be confidential, such stockholder must clearly indicate on the envelope that the communication is "confidential." The Secretary will then forward such communication, unopened, to the Chairman of the Board of Directors.

OTHER MATTERS

The management has no knowledge of any other matters which may come before the Meeting and does not itself intend to present any such other matters. However, if any such other matters shall properly come before the Meeting or any adjournment thereof, the persons named as proxies will have discretionary authority to vote the shares represented by the accompanying proxy in accordance with their best judgment.

By Order of the Board of Directors
CONGOLEUM CORPORATION

/s/ Howard N. Feist III
Secretary

Mercerville, New Jersey
March 22, 2010